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04030626

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Strategic Holdings

*CURRENT ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3596 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/14/04

中策集團有限公司
China Strategic Holdings Limited

ARLS
12-31-03



Annual Report 2003
二零零三年年報

Contents 目錄

Corporate Information 公司資料

Board of Directors 董事會

Chan Kwok Keung, Charles	(Chairman and Chief Executive Officer)	陳國強	(主席兼行政總裁)
Yap, Allan	(Vice Chairman)	Yap, Allan	(副主席)
Li Wa Kin	(Deputy Managing Director)	李華健	(副董事總經理)
Chau Mei Wah, Rosanna	(Executive Director)	周美華	(執行董事)
Chan Ling, Eva	(Executive Director)	陳　玲	(執行董事)
David Edwin Bussmann	(Independent non-executive Director)	卜思問	(獨立非執行董事)
Fung Wan Yiu, Agnes	(Independent non-executive Director)	馮蘊瑤	(獨立非執行董事)
Chan Kwok Hung	(Alternate Director to Chan Kwok Keung, Charles)	陳國鴻	(陳國強之替任董事)
Lui Siu Tsuen, Richard	(Alternate Director to Yap, Allan)	呂兆泉	(Yap, Allan之替任董事)

Secretary 秘書

Chan Yan Yan, Jenny

陳欣欣

Auditors 核數師

Deloitte Touche Tohmatsu
Certified Public Accountants

德勤 • 關黃陳方會計師行
執業會計師

Registered Office 註冊辦事處

8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong

香港九龍
觀塘鴻圖道51號
保華企業中心8樓

Principal Bankers 主要往來銀行

Bank of China (Hong Kong) Limited
DBS Bank (Hong Kong) Limited
Wing Hang Bank

中國銀行(香港)有限公司
星展銀行(香港)有限公司
永亨銀行

Solicitors 法律顧問

Iu, Lai & Li
Sidley Austin Brown & Wood

姚黎李律師行
盛德律師事務所

Registrars' Office 股份過戶登記處

Standard Registrars Limited
G/F, Bank of East Asia, Harbour View Centre,
56 Gloucester Road,
Hong Kong

標準證券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

On behalf of the board of directors, I would like to present the annual results of China Strategic Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") for the year ended 31st December, 2003.

本人謹代表董事會提呈中策集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零三年十二月三十一日止年度之全年業績。

Time for revival

生機再現

As much of the negative impacts brought about by the outbreak of the Severe Acute Respiratory Syndrome ("SARS") and the unstable international political relationship subsided in the second half of year 2003, the long expected "V" shaped rebound to the economy of Hong Kong finally came about.

由於嚴重急性呼吸道綜合症(「沙士」)爆發,與及國際政治關係緊張所帶來之負面衝擊,於二零零三年下半年漸見舒緩,期待已久的香港經濟「V」形反彈,終於出現。

Accompanying a series of supportive government policies (including the Closer Economic Arrangement and the liberalization of individual Chinese travellers visiting Hong Kong, etc) and the coherent efforts of Hongkongers in revitalizing this lovely city, most business sectors beneficial significantly by the promising steady economic growth of the motherland in year 2003.

伴隨著政府連串振興經濟措施(包括更緊密經濟合作夥伴關係安排及開放內地人個人到港旅遊等措施),加上港人同心協力,使到東方之珠再現光彩。大部份工商界均在二零零三年內地經濟欣欣向榮,形勢大好之帶動下獲益。

As before, the Group shared all the highs and lows together with each and every patriotic hard-working citizen in the city. Being an established corporation rooted and incorporated in Hong Kong, the Company maintained its allegiance by confirming the Group's on-going strategy of investing in China for the utmost benefit of both the people and shareholders of the Company.

一如以往,本集團與港內愛國勤勞的人們同舟共濟,同喜同悲。作為扎根香港,已具規模之公司,本公司確立繼續投資於中國之策略,堅持對國家之最高忠誠,為人民及為本公司股東謀求最大福利。

Focused endurance

專注堅忍

The economy in China enjoyed rapid growth during 2003 as the Group had predicted last year. Both the gross national product and the annual per capita disposable income of urban households in China increased in the year to Rmb11,669.4 billion, up by 9.1 percent and Rmb8,472 per person, up by 9.0 percent, respectively (Sourced from: The Statistical Communique 2003).

中國經濟一如本集團去年所預期般快速增長,國民生產總值及城市居民全年人均可支配收入分別達人民幣116,694億元及每人人民幣8,472元,分別上升了9.1%及9.0%(資料來源:二零零三年統計公報)。

Focusing on the continuous significant improvement in the living standards of the general public in China, the Group was encouraged to further strengthen its investments in the tour and hotel business between Hong Kong and China. Further reorganization and re-engineering in corporate structure was implemented to improve the overall efficiency of the Group's investments in Wing On Travel (Holdings) Limited and the Apex Quality Group Limited.

本集團一向致力提高中國人民生活水平,故對進一步投資於本港及中國內地之旅遊及酒店業務。本集團實行重組及改造公司架構,藉以改善本集團於永安旅遊(控股)有限公司及Apex Quality Group Limited之整體投資效益。

During the year, the Group minimized its exposure in the over competent tire industry in China by realizing various former investments in Yinchuan and Hangzhou. Thanks to the concurrent hyper-growth in the prosperous automobile industry in China during the year, such disposal of tire operations generated significant amount of cash proceeds to the Group.

年內,本集團減少投資於中國競爭劇烈之輪胎行業,故此於較早前出售銀川及杭州之投資。由於中國汽車行業於年內發展蓬勃,是次出售輪胎業務順利為本集團帶來重大現金收款。

Through years of hard work and endurance, management attained a successful turnaround in the business performance of its Tung Fong Hung herbal medicine and pharmaceutical retail chain. The once troubled retailer is now becoming healthy and once again filled with valuable potential. The subsequent disposal of the retail chain has fully reflected the fruit from the efforts of every member in the Group.

經過多年堅忍奮鬥，本集團管理層成功使東方紅草藥及西藥零售連鎖店業績大翻身，使此一度陷入困境之零售名店再度充滿生氣，其後將之順利轉手圖利，更是集團上下努力成果之反映。

Prospect

展望

Premier Wen Jiabao recently commented that year 2004 would be a year of putting the big ship of China's economy at a "critical juncture" (Extracted from : and article of Xinhua News Agency on 14th March, 2004). Premier Wen further mentioned that his government wants a seven percent economic growth of year 2004 (Sourced from: People's Daily Online). It is probable that the return of macro-control measures and the fight for economic soft-landing would be the forthcoming agenda for China in year 2004. Through its experiences from year 2003 and before, the Group intends to face this challenging year by exercising utmost caution towards all its investments and in assessing any possible business opportunities.

溫家寶總理最近指出，二零零四年將為中國經濟進入「關鍵時刻」(摘自新華網於二零零四年三月十四日之報導)。溫總理亦進一步指出，政府意欲將二零零四年之經濟增長定為百分之七(資料來源：人民網)。宏觀調控措施可能重現，加上爭取經濟放軟著陸，將為二零零四年中國之主題。縱觀二零零三年或以前之經驗，本集團將可能面對挑戰重重之年，而在其所有投資及評估任何商機時均須步步為營。

Despite the uncertainties, our management team will continue to strive to protect the long-term interests of our shareholders.

縱有上述不穩定因素存在，本集團之管理層仍將繼續致力保障股東之長遠利益。

Appreciation

致謝

On behalf of my fellow directors, I would like to extend my deepest thanks to our loyal staff who showed their commitment an dedication to the Group. I hope that the future will be brighter for the Group in the years to come.

集團員工於年內，盡顯對集團之承擔及歸屬。就此，本人謹願代表董事會仝人，向這些忠誠之員工致以最深謝意。

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong
23rd April, 2004

主席
陳國強博士

香港
二零零四年四月廿三日

Analysis of the Group's Performance

The Group's turnover for the year ended 31st December, 2003 totaled approximately HK$2.9 billion, representing a decrease of 19.4% from approximately HK$3.6 billion compared to the financial year 2002. The turnover in toll highway operation, property investment, hotel operation and heavy industry were no longer consolidated following the disposal or restructuring of these operations. The turnover for the year mainly comprised of sales of goods (including tires and pharmaceutical products).

The Group's audited consolidated loss for the year ended 31st December, 2003 reduced by 60.0% to approximately HK$189.5 million as compared to approximately HK$474.1 million in last financial year. The improvement in the performance of the Group reflected the positive outcomes from the continuing management efforts to dispose of and restructure non-performing businesses or assets on the one hand, as well as the streamlining and rationalisation of existing businesses and assets on the other. As a result, there was significant reduction in other expenses from approximately HK$760.5 million to approximately HK$118.4 million which included impairment loss on the Group's assets as well as unrealised holding losses on investment in securities.

本集團業績分析

本集團截至二零零三年十二月三十一日止年度之營業額合共約2,900,000,000港元，較二零零二年財政年度之約3,600,000,000港元下降19.4%。由於出售或重組經營收費高速公路、物業投資、酒店經營及重工業等業務後，該等業務之營業額不再綜合計算。本年度之營業額主要包括銷售貨品(包括輪胎及藥品)。

本集團截至二零零三年十二月三十一日止年度之經審核綜合虧損由上一財政年度約474,100,000港元減少60.0%至約189,500,000港元。本集團業績改善，反映管理層不斷努力，一方面出售或重組業績不理想之業務或資產，另一方面精簡及整理現有業務及資產。因此，其他開支大幅減少，由約760,500,000港元減至約118,400,000港元，其中包括集團資產減值虧損及持有投資證券未變現虧損。

Capital Structure, Liquidity and Financial Resources

During the financial year 2003, the Group financed its operations mainly through cash generated from its business activities, banking facilities provided by its principal bankers and proceeds from disposal of investments.

For the year under review, the Group's short-term bank loans and other borrowings decreased from approximately HK$996.9 million as at 31st December, 2002 to approximately HK$38.3 million as at 31st December, 2003. Long-term bank loans and other borrowings reduced from approximately HK$86.9 million as at 31st December, 2002 to approximately HK$0.1 million as at 31st December, 2003. As a result, the Group's total bank loans and other borrowings decreased from approximately HK$1,083.8 million as at 31st December, 2002 to approximately HK$38.4 million as at 31st December, 2003, representing a decrease of 96.5%. The gearing ratio, calculated to the total long-term borrowing bank loans and other borrowing divided by total shareholders funds reduced from 0.050 to 0.00009. The Group's total borrowings of approximately HK$38.4 million were mainly denominated in HK dollars, and the maturity profile spread over a period of five years with HK$38.3 million repayable within one year, HK$0.1 million repayable between two to five years.

資本架構、流動資金及財務資源

於二零零三年財政年度，本集團主要以業務所得現金、主要往來銀行所提供之信貸及出售投資所得款項作為營運資金。

於回顧年度，本集團之短期銀行貸款及其他借貸由二零零二年十二月三十一日約996,900,000港元減至於二零零三年十二月三十一日約38,300,000港元，而長期銀行貸款及其他借貸則由二零零二年十二月三十一日之約86,900,000港元減至二零零三年十二月三十一日約100,000港元。因此，本集團之銀行貸款及其他借貸總額由二零零二年十二月三十一日之1,083,800,000港元下降至二零零三年十二月三十一日約38,400,000港元，跌幅達96.5%。資本負債比率(即長期銀行貸款及其他借貸總額除以股東資金總額)則由0.050降至0.00009。本集團之總借貸約38,400,000港元主要以港元計價，還款期長達五年，當中38,300,000港元須於一年內償還，100,000港元須於二至五年內償還。

As at 31st December, 2003, total bank borrowings of the Group amounted to approximately HK$18.3 million and most of the Group's bank borrowings bear interest at floating rates.

於二零零三年十二月三十一日，本集團之總銀行借貸達約18,300,000港元，本集團大多銀行借貸按浮動利率計息。

Capital expenditure aggregated to approximately HK$268.9 million for the year under review and was used primarily for expansion of existing facilities. The Group's capital expenditures will continue to be funded primarily by internal resources or external borrowings or a combination of both as required.

於回顧年度，資本開支合計約268,900,000港元，主要用於擴充現有設施。本集團之資本開支將繼續以內部資金或外借或於需要時結合兩者而撥付。

Cash and bank balances amounted to approximately HK$319.9 million, and is mainly denominated in Hong Kong dollars and Australian dollars. During the year, the Company did not experience significant exposure to exchange rate and interest rate fluctuations. As a result, the Group did not enter into any material foreign exchange contracts, currency swaps or other financial derivatives.

現金及銀行結餘約達319,900,000港元並主要以港元及澳元計價。年內，本公司並無遇到重大匯率及利率波動風險。因此，本集團並無訂立任何重大外匯合約、貨幣掉期貨或其他金融衍生工具。

Comments on Significant Investments

重要投資分析

China Enterprises Limited ("China Enterprises") (carried on business in Hong Kong as China Tire Holdings Limited)

China Enterprises Limited(「China Enterprises」)(在香港以China Tire Holdings Limited之名義經營業務)

The tire market in the People's Republic of China ("PRC") continued strong growth in fiscal year 2003. Along with the rapid development of the PRC economy, the construction of "five vertical and seven horizontal" National Trunks System accelerated in 2003 and resulted in increased demand for motor vehicles and vehicle-related components, including tires.

中國輪胎市場於二零零三年財政年度保持強勁增長。隨著中華人民共和國(「中國」)經濟迅速發展，「五縱七橫」國道主幹線之系統建設於二零零三年加快，刺激對汽車及汽車相關零件(包括輪胎)之需求上升。

For the year under review, China Enterprises disposed of all its interests in those non-performing subsidiaries, including Yinchuan C.S.I. (Greatwall) Rubber Company Limited ("Yinchuan C.S.I.") and the remaining interests in Double Happiness Tyre Industries Corporation Limited. The disposals made China Enterprises to deploy its resources released and to seek other investment opportunity.

於回顧年度，China Enterprises出售其於某些業績欠佳之附屬公司包括銀川中策(長城)橡膠有限公司(「銀川中策」)以及於雙喜輪胎工業股份有限公司之餘下權益。該等出售使China Enterprises得以調配所釋出之資源，以物色其他投資機會。

MRI Holdings Limited ("MRI")

MRI Holdings Limited(「MRI」)

Throughout 2003, MRI continued to actively seek for suitable investment opportunities to meet the strategic goals of the Company.

於整個二零零三年，MRI繼續主動物色投資良機，以達致本公司之戰略目標。

In this regard, in July 2003, the shareholders of MRI approved the change in the status of MRI to that of an investment entity. The nature of MRI's business is now focused on investment opportunities.

為此，MRI股東於二零零三年七月批准將之轉型為投資公司。MRI之業務性質現為專注於發掘投資機會。

The first investment in its new form, being a AUD4 million convertible note with Fruit Projects Australia Limited, was approved by the shareholders of MRI in July 2003.

該公司轉型後首項投資為Fruit Projects Australia Limited 4,000,000澳元可換股票據，並於二零零三年七月獲其股東批准。

The structural move to an investment vehicle will allow MRI to identify, consider and invest in appropriate strategic investment opportunities that will provide an income generating investment portfolio offering maximum returns to its shareholders, within a clear investment mandate in terms of investment criteria as approved by its shareholders.

此項轉型為投資工具之結構性措施，將讓MRI可物色、審視及投資於戰略性投資機會，提供一個可為股東帶來最大回報之穩健投資組合，在清晰之投資授權及股東批准之投資標準引領下創造財富。

To the date of this report no further investments assessed had been considered suitable to meet MRI's objectives, and MRI's Directors continue to seek appropriate potential investment opportunities.

截至本報告日期，未有物色到其他迎合MRI投資目標之投資機會，而MRI之董事將繼續發掘適合之投資機會。

Tung Fong Hung Investment Limited ("Tung Fong Hung")

Tung Fong Hung Investment Limited (「東方紅」)

Tung Fong Hung recorded a profit of approximately HK$4.5 million in 2003, compared with a loss of approximately HK$28.3 million in 2002, which is a significant improvement for Tung Fong Hung. In the first half of 2003, the local retail sector and most of the economies in the region were affected by the outbreak of SARS. However, Tung Fong Hung launched a product called "清肺抗炎茶", was highly accepted by the community, which helped sustaining Tung Fong Hung's business during the outbreak. The implementation of "Individual Visit Scheme" provided a great boost in Tung Fong Hung's travel and retail sector. This in turn resulted in stimulation of local consumption, and hence the turnover of Tung Fong Hung has sharply increased in the second half of the year. To cope with the business development in Hong Kong, 2 new outlets were opened to consolidate Tung Fong Hung's position as a market leader. On the other hand, the measures of "cost saving" and "operational efficiency enhancement" were successfully adopted, which not only fully utilised resources in Tung Fong Hung, but also increased Tung Fong Hung's competitiveness.

東方紅於二零零三年錄得溢利淨額約4,500,000港元，相對於去年虧損淨額約28,300,000港元，業績已大幅改善。於二零零三年上半年，區內之本地零售業及絕大部分經濟均受到沙士影響。然而，東方紅適時推出「清肺抗炎茶」，大受市民歡迎，使東方紅可渡過疫症時期。「自遊行計劃」之落實，刺激本地消費並為東方紅之旅遊及零售業務打下強心針，推動東方紅之營業額於下半年大幅飆升。為配合在本港之業務發展，東方紅加開了兩個門市，藉以鞏固其市場龍頭地位。另一方面，東方紅去年成功採納「節流」及「提昇營運效率」之政策，不但能充份善用資源，亦有效提高東方紅之競爭力。

On 30th July, 2003, Tung Fong Hung disposed of its 50% interest in Pacific Wins Development Ltd., which holds entire interest in Jean-Marie Pharmacal Co., Ltd., a western pharmaceutical manufacturer, to a strategic business partner.

二零零三年七月三十日，東方紅出售其於Pacific Wins Development Ltd.(擁有西藥製造商正美藥品有限公司之全部權益)50%權益予一策略業務夥伴。

Corporate Developments

公司發展

In January 2003, China Enterprises, a non-wholly owned subsidiary of the Company, and Ningxia Yinchuan Rubber Manufacturing ("Ningxia Yinchuan") entered into a conditional sale and purchase agreement (as subsequently amended in September 2003) pursuant to which China Enterprises agreed to sell its entire 51% interest in Yinchuan C.S.I. to Ningxia Yinchuan for the consideration of Rmb29 million (equivalent to approximately HK$27 million).

於二零零三年一月，本公司非全資附屬公司China Enterprises與寧夏銀川橡膠廠(「寧夏銀川」)訂立有條件買賣協議(協議經其後於二零零三年九月修訂)，China Enterprises同意向寧夏銀川出售所持銀川中策全部51%權益，代價為人民幣29,000,000元(相等於約27,000,000港元)。

Upon completion of the group reorganisation of the Company in 2002, the Company as the controlling shareholder of China Velocity Group Limited ("China Velocity") (formerly known as Rosedale Hotel Group Limited) disposed of 26,500,000 consolidated shares of China Velocity at a consideration of HK$0.72 per share in May 2003 in order to maintain adequate public float of share of China Velocity. The shareholding interest in China Velocity held by the Company has reduced to approximately 22.65% of the issued shares of China Velocity, and approximately 28.1% of issued share capital of China Velocity are held in the hands of the public which was in compliance with Rule 8.08 of the Listing Rules on the Stock Exchange.

於二零零二年本公司完成集團重組後，為維持中國高速(集團)有限公司(「中國高速」)(前稱珀麗酒店有限公司)有足夠公眾持股量，本公司作為中國高速控權股東於二零零三年五月出售26,500,000股中國高速合併股份，代價為每股0.72港元。本公司所持之中國高速股權減至中國高速已發行股份約22.65%，而公眾人士所持之中國高速已發行股份則約為28.1%，符合聯交所上市規則第8.08條之規定。

In June 2003, China Enterprises and Hangzhou Industrial & Commercial Trust & Investment Co., Ltd. ("Hangzhou I&C") entered into an agreement, pursuant to which China Enterprises agreed to dispose of its 25% interests in Hangzhou Zhongce Rubber Co., Ltd. to Hangzhou I&C for the consideration of approximately Rmb164.7 million (equivalent to approximately HK$155.2 million).

於二零零三年六月，China Enterprises與杭州工商信託投資股份有限公司(「杭州工商」)訂立協議，China Enterprises同意出售所持杭州中策橡膠有限公司25%權益予杭州工商，代價約為人民幣164,700,000元(相等於約155,200,000港元)。

In July 2003, Hanny Holdings Limited ("Hanny") and Paul Y. — ITC Construction Holdings Limited ("Paul Y.") announced that Well Orient Limited ("Well Orient") and Calisan Developments Limited ("Calisan"), each being indirect wholly-owned subsidiary of Hanny and Paul Y. respectively, to make a voluntary conditional cash offer at the price of HK$0.10 for each share of the Company (the "Shares") and HK$0.001 for each warrant of the Company (the "Warrants") respectively, other than those presently owned by Well Orient and Calisan (the "Offerors") and their concert parties, in order to increase the aggregate shareholdings of the Offerors in the Company to over 50% of the issued share capital of the Company, Kingsway SW Securities Limited ("Kingsway SW Securities") has been appointed by the Offerors to stand in the market to acquire Shares at a price of no more than HK$0.10 per Share. On 9th July, 2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 Shares, representing 5.98% of the issue share capital of the Company, at the open market at a price of HK$0.10 per Share. After the purchase on 9th July, 2003, the Offerors and their concert parties were interested in 291,675,000 Shares, representing approximately 35.16% of the issued share capital of the Company, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

於二零零三年七月，錦興集團有限公司(「錦興」)及保華德祥建築集團有限公司(「保華德祥」)聯合公佈，錦興間接全資附屬公司威倫有限公司(「威倫」)及保華德祥間接全資附屬公司Calisan Developments Limited(「Calisan」)提出自願有條件現金收購建議，按每股0.10港元之價格收購本公司股份(「股份」)及按每份0.001港元之價格收購本公司認股權證(「認股權證」)，威倫及Calisan(「收購人」)及與其一致行動人士現時擁有之股份及認股權證除外，以將收購人合共所持之本公司股權增至本公司已發行股本50%以上。收購人已委任滙富証券有限公司(「滙富証券」)在市場按不超過每股0.10港元之價格收購股份。於二零零三年七月九日，滙富証券代表收購人在公開市場按每股0.10港元之價格收購49,665,000股股份，相等於本公司已發行股本5.98%。於二零零三年七月九日購買股份後，收購人及與其一致行動人士擁有291,675,000股股份，相等於本公司已發行股本約35.16%，故此必須根據收購守則第26條於自願收購建議期間提出強制性收購建議。

The Offerors notified the Company on 21st July, 2003 that the offer price under the Share offer would be increased from HK$0.10 to HK$0.139 per Share and the Offerors, through Kingsway SW Securities, would make a mandatory conditional cash offer at the price of HK$0.139 for each Share and HK$0.001 for each Warrant respectively, other than Shares and Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding options (the "Options") at HK$0.001 per Option.

收購人於二零零三年七月二十一日向本公司表示，股份收購建議之收購價將由每股0.10港元增至0.139港元，而收購人將透過滙富証券提出強制性有條件現金收購建議，按每股0.139港元之價格收購股份及按每份0.001港元之價格收購認股權證(收購人及與其一致行動人士現時擁有之股份及認股權證除外，並按每份0.001港元之價格註銷本公司所有尚未行使之購股權(「購股權」)。

In addition to the acquisition of 49,665,000 Shares on 9th July, 2003, the Offerors also jointly purchased 161,680,000 Shares, representing 19.49% of the voting rights in the Company, at a price of HK$0.139 per Share on 11th August, 2003. Including the valid acceptances of the Share offer in respect of 77,510 Shares received by the Offerors as at 11th August, 2003, the Offerors and their concert parties hold 453,432,510 Shares, representing 54.67% of the voting rights in the Company on 11th August, 2003 and thus, the condition to which the offers are subject has been satisfied and the offers have become unconditional on 11th August, 2003.

除二零零三年七月九日收購49,665,000股股份外，收購人亦於二零零三年八月十一日共同按每股0.139港元之價格收購161,680,000股股份，相等於本公司投票權19.49%。收購人於二零零三年八月十一日收到有關77,510股股份之股份收購建議之有效接納後，收購人及與其一致行動人士持有453,432,510股股份，相等於二零零三年八月十一日本公司投票權54.67%。因此，該等收購建議之條件經已達成，而該等收購建議已於二零零三年八月十一日成為無條件。

Upon close of the offers, the Offerors and their concert parties are interested in 518,329,589 Shares, representing approximately 62.49% of the existing issued shares of the Company and 48,285,900 units of Warrants, representing approximately 29.11% of the outstanding Warrants. All outstanding Options were cancelled on 29th August, 2003. The Company became an associated company of Paul Y. and Hanny.

當該等收購建議截止時，收購人及與其一致行動人士擁有518,329,589股股份(相等於本公司已發行股份約62.49%)及48,285,900份認股權證(相等於尚未行使認股權證約29.11%)。所有尚未行使之購股權均於二零零三年八月二十九日註銷。本公司亦成為錦興及保華德祥之聯營公司。

In August 2003, China Velocity and Wing On Travel (Holdings) Limited ("Wing On") (formerly known as Ananda Wing On Travel (Holdings) Limited), both associated companies of the Company, announced that the shareholders of China Velocity whose names appear on the register of members of China Velocity on 11th December, 2003 would receive by way of distribution in specie of shares of Apex Quality Group Limited ("Apex") on a one Apex share for one consolidated China Velocity share basis. Upon completion, the Company received 62,821,662 Apex shares of which became an associate of the Company.

於二零零三年八月，中國高速及永安旅遊(控股)有限公司(「永安旅遊」)(前稱辰達永安旅遊(控股)有限公司，兩者皆為本公司之聯營公司)宣佈，於二零零三年十二月十一日名列中國高速股東名冊之中國高速股東以實物分派方式收取Apex Quality Group Limited(「Apex」)股份，基準為每一股經合併中國高速股份獲派一股Apex股份。完成時，本公司收取62,821,662股Apex股份，而Apex亦因而成為本公司之聯繫人士。

China Enterprises entered into a conditional agreement dated 13th January, 2004 with Wing On in relation to the issue of 2% convertible note to China Enterprises or its nominee for a consideration of HK$155,000,000. The convertible note provides China Enterprises with the right to convert into Wing On shares during a period of three years from the date of issue of the convertible note, at an initial conversion price of HK$0.20 per Wing On share, subject to adjustment.

China Enterprises於二零零四年一月十三日與永安旅遊就向China Enterprises或其代名人發行2%可換股票據訂立有條件協議，作價155,000,000港元。可換股票據賦予China Enterprises權利，可於發行當日起計三年內按初步換股價每股永安旅遊股份0.20港元(可予調整)兑換為永安旅遊股份。

In March 2004, the Company entered into the conditional sale and purchase agreement with Cheung Tai Hong (B.V.I.) Limited ("Cheung Tai Hong") in relation to the acquisition by Cheung Tai Hong of the entire equity interest in Tung Fong Hung from the Company for a total consideration of HK$42,000,000.

於二零零四年三月,本公司與Cheung Tai Hong (B.V.I.) Limited(「祥泰行」)就祥泰行以總代價42,000,000港元收購本公司於東方紅之股權訂立有條件買賣協議。

As stated in the joint announcement dated 5th March, 2004 of Dong Fang Gas Holdings Limited ("Dong Fang Gas"), an associated company of the Company, and PCCW Limited ("PCCW"), Dong Fang Gas conditionally agreed to purchase (i) the entire issued share capital of Ipswich Holdings Limited and its subsidiaries ("Property Group"), being the group of companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies of PCCW Limited and its subsidiaries and (ii) the loans of approximately HK$3,529 million, in aggregate, of interest-bearing loans owing by the relevant members of the Property Group to PCCW (comprising of HK$2,359 million and US$150 million of such loans) and (iii) certain property interests. The consideration for the above transaction amounting to HK$6,557 million will be satisfied by (a) as to HK$2,967 million by the allotment and issue of approximately 1,648 million new shares of Dong Fang Gas to PCCW (or as it may direct) credited as fully paid at an issue price of HK$1.80 per share; and (b) as to the remaining HK$3,590 million by the issue of the convertible notes by Dong Fang Gas to PCCW or as it may direct. Upon completion of the foresaid proposals, Dong Fang Gas will become the flagship of PCCW for property development business in Hong Kong and the PRC and thereafter Dong Fang Gas will cease to be an associate of the Company.

誠如本公司之聯營公司東方燃氣控股有限公司(「東方燃氣」)與電訊盈科有限公司(「電訊盈科」)於二零零四年三月五日發表之聯合公佈,東方燃氣有條件同意購入(i)Ipswich Holdings Limited及其附屬公司(「物業集團」,即電訊盈科及其附屬公司持有之北京盈科中心、電訊盈科中心、其他投資物業和相關物業及設施管理公司)之全部已發行股份及(ii)物業集團有關成員公司欠電訊盈科共約3,529,000,000港元之帶息借貸(包括2,359,000,000港元及150,000,000美元)及(iii)若干物業權益。上述交易之代價為6,557,000,000港元,將以下列方式清付:(a) 2,967,000,000港元以東方燃氣向電訊盈科(或按其指示)配發及發行約1,648,000,000股入賬列作繳足股本新東方燃氣股份的方式支付,發行價為每股東方燃氣股份1.80港元;及(b)餘額3,590,000,000港元以東方燃氣向電訊盈科(或按其指示)發行可換股票據的方式支付。完成上述計劃後,東方燃氣將成為電訊盈科於香港及中國物業發展業務之旗艦,而東方燃氣亦將不再成為本公司之聯繫人士。

The directors present their annual report and the audited financial statements of the Company for the year ended 31st December, 2003.

董事會全人謹向股東提呈本公司截至二零零三年十二月三十一日止年度之週年報告及經審核財務報表。

PRINCIPAL ACTIVITIES

主要業務

The Company is an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 16 and 17 to the financial statements respectively.

本公司為一間投資控股公司，各主要附屬公司及聯營公司之業務分別載於財務報表附註16及17。

RESULTS AND APPROPRIATIONS

業績及轉撥

Details of the Group's results and appropriations for the year ended 31st December, 2003 are set out in the consolidated income statement on page 25.

本集團截至二零零三年十二月三十一日止年度之業績及轉撥詳情載於第25頁綜合收益表。

The directors do not recommend the payment of dividend.

董事並不建議派發股息。

MAJOR CUSTOMERS AND SUPPLIERS

主要客戶及供應商

The aggregate sales attributable to the Group's five largest customers were less than 30% of the total sales. The aggregate purchases attributable to the Group's five largest suppliers were less than 30% of the total purchases.

本集團五大客戶之銷售總額佔總銷售額少於30%，而本集團五大供應商之購買總額亦佔總購買額少於30%。

SHARE CAPITAL AND WARRANTS

股本及認股權證

Details of movements of share capital and warrants of the Company during the year are set out in notes 26 and 27 to the financial statements.

本年內本公司股本及認股權證之變動之相關資料載於財務報表附註26及27。

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

購買、出售或贖回上市股份

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed shares.

年內，本公司或其任何附屬公司概無購買、出售或贖回本公司任何上市股份。

PROPERTY, PLANT AND EQUIPMENT

物業、廠房及設備

During the year, property, plant and equipment with an aggregate net book value of approximately HK$901 million were disposed of as a result of the disposal/dilution of the Group's interest in subsidiaries.

年內，本集團出售賬面總值約901,000,000港元之物業、廠房及設備。

The Group incurred expenditure of approximately HK$269 million on acquisition of property, plant and equipment.

本集團就收購物業、廠房及設備錄得支出約269,000,000港元。

Details of these and other changes in the property, plant and equipment of the Group and the Company during the year are set out in note 13 to the financial statements.

上述詳情及本集團與本公司之物業、廠房及設備於年內之其他變動詳情載於財務報表附註13。

SUBSIDIARIES AND ASSOCIATES

In January 2003, China Enterprises Limited ("China Enterprises"), a non-wholly owned subsidiary of the Company, entered into a conditional sale and purchase agreement (as subsequently amended in September 2003) with Ningxia Yinchuan Rubber Manufacturing ("Ningxia Yinchuan"), a substantial shareholder of Yinchuan C.S.I., (Greatwall) Rubber Company Limited ("Yinchuan C.S.I."), to dispose of its entire 51% interest, in Yinchuan C.S.I. for a consideration of RMB29 million (equivalent to approximately HK$27 million).

In May 2003, the Group disposed of approximately 9.55% interests in China Velocity Group Limited ("China Velocity", formerly known as Rosedale Hotel Group Limited) which its shares are listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") for a consideration of approximately HK$19 million and the Group's interest in China Velocity was decreased from 32.20% to 22.65%.

In June, 2003, China Enterprises and Hangzhou Industrial & Commercial Trust & Investment Co., Ltd. ("Hangzhou I & C") entered into an agreement, pursuant to which China Enterprises agreed to dispose of its 25% interest in Hangzhou Zhongce Rubber Co., Ltd. ("Hangzhou Zhongce"), a 51% owned subsidiary of China Enterprises, to Hangzhou I & C for the consideration of approximately RMB165 million (equivalent to approximately HK$155 million). Upon completion of the disposal, China Enterprises's interest in Hangzhou Zhongce was reduced from 51% to 26%, and Hangzhou Zhongce becomes an associate of China Enterprises thereafter.

In August 2003, China Velocity announced that the following group reorganisation (the "China Velocity Group Reorganisation") and completed in December 2003:

(i) Apex Quality Group Limited ("Apex"), a wholly-owned subsidiary of China Velocity, acquired from China Velocity certain subsidiaries carrying on the hotel and leisure-related business; intra-group balances between China Velocity and those subsidiaries acquired by Apex were waived; and loan advanced to China Velocity by the Group were assigned from China Velocity to Apex;

(ii) Apex issued 277,408,596 new shares to China Velocity to satisfy (i);

附屬公司及聯營公司

於二零零三年一月，本公司非全資附屬公司China Enterprises與銀川中策(長城)橡膠有限公司(「銀川中策」)之主要股東寧夏銀川橡膠廠(「寧夏銀川」)訂立有條件買賣協議(協議經其後於二零零三年九月修訂)，出售所持銀川中策全部51%權益，代價為人民幣29,000,000元(相等於約27,000,000港元)。

本集團於二零零三年五月出售中國高速(集團)有限公司(「中國高速」)(前稱珀麗酒店有限公司，其股份於香港聯合交易所有限公司(「香港交易所」)上市)約9.55%之權益，代價為約19,000,000港元。本公司所持之中國高速股權由32.20%減至22.65%。

於二零零三年六月，China Enterprises與杭州工商信託投資股份有限公司(「杭州工商」)訂立協議，據此China Enterprises同意出售所持杭州中策橡膠有限公司(「杭州中策」，China Enterprises擁有51%權益之附屬公司)25%權益予杭州工商，代價約為人民幣165,000,000元(相等於約155,000,000港元)。完成出售後，China Enterprises於杭州中策之權益由51%減至26%，而杭州中策其後成為China Enterprises之聯營公司。

二零零三年八月，中國高速公佈以下集團重組(「中國高速集團重組」)，並於二零零三年十二月完成：

(i) 中國高速全資附屬公司Apex Quality Group Limited(「Apex」)向中國高速收購若干經營酒店及休閒相關業務之附屬公司(中國高速與Apex所收購附屬公司之集團間結餘予以豁免)；而本集團墊付予中國高速之貸款乃由中國高速出讓予Apex；

(ii) Apex向中國高速發行277,408,596股新股以支付(i)之代價；

SUBSIDIARIES AND ASSOCIATES (Cont'd)

(iii) China Velocity distributed the issued shares of Apex, in specie to the shareholders of China Velocity whose names appeared on the register of members of China Velocity on 11th December, 2003, on the basis of one share of Apex for each consolidated issued share in China Velocity held by the shareholders.

Upon completion of the China Velocity Group Reorganisation, the Group held 22.65% interest both in China Velocity and Apex.

China Velocity continued to be a listed company concentrating on property investment and development in the People's Republic of China ("PRC"). Companies carrying on the hotel and leisure related businesses are grouped under Apex which continued to be operated by the existing management of China Velocity.

In July, 2003, the Group disposed of its 50% interest in its wholly-owned subsidiary, Pacific Wins Development Ltd. for a consideration of HK$24 million. Pacific Wins Development Ltd. becomes an associate of the Group upon completion of the disposal.

Details of principal subsidiaries and associates at 31st December, 2003 are set out in notes 16 to 17 to the financial statements respectively.

附屬公司及聯營公司(續)

(iii) 中國高速實物分派Apex已發行股份予二零零三年十二月十一日名列中國高速股東名冊之中國高速股東，基準為股東每持有一股中國高速合併已發行股份可獲發一股Apex股份。

中國高速集團重組完成時，本集團於中國高速及Apex均持有22.65%權益。

中國高速繼續成為專注於中華人民共和國(「中國」)物業投資及發展之上市公司。經營酒店及休閒相關業務之公司歸於Apex旗下，繼續由現中國高速管理層主理。

二零零三年七月，本集團出售其於全資附屬公司Pacific Wins Development Ltd.之50%權益，代價為24,000,000港元。於出售事項完成時，Pacific Wins Development Ltd.成為本集團之聯營公司。

主要附屬公司及聯營公司於二零零三年十二月三十一日之詳情分別載於財務報表附註16至17。

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Dr. Chan Kwok Keung, Charles
Chairman and Chief Executive Officer
Dr. Yap, Allan
Vice-Chairman
Mr. Li Wa Kin
Deputy Managing Director
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva

Alternate director to Dr. Chan Kwok Keung, Charles:

Mr. Chan Kwok Hung

董事會

年內及直至本報告編製日期為止之本公司董事會成員為：

執行董事：

陳國強博士
主席兼行政總裁
Yap, Allan博士
副主席
李華健先生
副董事總經理
周美華女士
陳玲女士

陳國強博士之替任董事：

陳國鴻先生

DIRECTORS (Cont'd)

Alternate director to Dr. Yap, Allan:

Mr. Lui Siu Tsuen, Richard

Alternate director to Ms. Chau Mei Wah, Rosanna:

Mr. Lau Ko Yuen, Tom (resigned on 11th June, 2003)

Independent non-executive directors:

Mr. David Edwin Bussmann
Ms. Fung Wan Yiu, Agnes (appointed on 4th July, 2003)

Ms. Choy Hok Man, Constance (resigned on 4th July, 2003)

In accordance with Article 116 of the Company's Articles of Association, Dr. Chan Kwok Keung, Charles and Mr. Li Wa Kin retire at the forthcoming Annual General Meeting by rotation. In addition, in accordance with Article 99 of the Company's Articles of Associations, Ms. Fung Wan Yiu, Agnes who was appointed during the period from the last Annual General Meeting to the date of this report, retires at the forthcoming Annual General Meeting. All retiring directors, being eligible, offer themselves for re-election.

The directors proposed for re-election at the forthcoming Annual General Meeting do not have any service contract which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

The term of office of each non-executive director is the period up to the retirement by rotation in accordance with the Company's Articles of Association.

董事會（續）

Yap, Allan博士之替任董事：

呂兆泉先生

周美華女士之替任董事：

劉高原先生 （於二零零三年六月十一日辭任）

獨立非執行董事：

卜思問先生
馮蘊瑤女士 （於二零零三年七月四日獲委任）
蔡學雯女士 （於二零零三年七月四日辭任）

根據本公司之公司章程細則第116條，陳國強博士及李華健先生須於應屆股東週年大會輪值告退。此外，根據本公司之公司章程細則第99條，由上屆股東週年大會至本報告日期止期間獲委任之馮蘊瑤女士於應屆股東週年大會告退。所有退任董事均合資格並願意膺選連任。

擬於應屆股東週年大會上膺選連任之董事概無與本集團訂立本集團不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

各非執行董事之任期為截至根據本公司之公司章程細則須輪值退任止期間。

BRIEF DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT STAFF

Directors

Dr. Chan Kwok Keung, Charles, aged 49, is the chairman and chief executive officer of the Company. Dr. Chan holds an honorary degree of Doctor of Laws and a bachelor's degree in civil engineering and has over 24 years' international corporate management experience in the construction and property sectors as well as in strategic investments. He joined the Company in 2000. Dr. Chan is also the chairman of ITC Corporation Limited, Paul Y. - ITC Construction Holdings Limited, Hanny Holdings Limited and Dong Fang Gas Holdings Limited, companies whose shares are listed on the Hong Kong Stock Exchange and China Enterprises Limited whose shares are traded on the OTC Bulletin Board in the United States of America. He is also an executive director of Wing On Travel (Holdings) Limited (formerly known as Ananda Wing On Travel (Holdings) Limited), a company whose shares are listed on the Hong Kong Stock Exchange and a non-executive director of Downer EDI Limited, a company whose shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.

Dr. Yap, Allan, aged 48, is the vice chairman of the Company. He obtained the honorary degree of Doctor of Laws and has over 22 years' experience in finance, investment and banking. Dr. Yap joined the Company in 2000. He is the managing director of Hanny Holdings Limited and the vice chairman of China Enterprises Limited and Dong Fang Gas Holdings Limited and an executive director of Wing On Travel (Holdings) Limited. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange, and an executive chairman of PSC Corporation Limited and Intraco Limited, both public listed companies in Singapore.

Mr. Li Wa Kin, aged 48, is the deputy managing director of the Company. He is also a President of the Greater China Division of the Company. Mr. Li has more than 23 years experience in international trade, investment and management. He is very familiar with the PRC investment environment and legal system. Mr. Li joined the Company in 1998.

董事及高級管理層之資料簡介

董事

陳國強博士，現年49歲，為本公司主席兼行政總裁。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾24年國際企業管理經驗。彼於二零零零年加入本公司。陳博士亦為德祥企業集團有限公司、保華德祥建築集團有限公司、錦興集團有限公司及東方燃氣集團有限公司（該等公司之股份均在香港交易所上市），及China Enterprises Limited（其股份於美國場外交易議價板買賣）之主席。彼亦為永安旅遊（控股）有限公司（其股份於香港交易所上市）之執行董事及Downer EDI Limited（其股份於澳洲證券交易所及新西蘭証券交易所上市之公司）之非執行董事。

Yap, Allan博士，現年48歲，為本公司副主席。彼持有法律榮譽博士學位，並於金融、投資及銀行方面積逾22年經驗。Yap博士於二零零零年加入本公司。彼為錦興集團有限公司之董事總經理及China Enterprises Limited及東方燃氣集團有限公司之副主席，以及永安旅遊（控股）有限公司之執行董事。Yap博士亦為Burcon NutraScience Corporation（其股份在TSX Venture Exchange及法蘭克福證券交易所上市）之主席兼行政總裁及新加坡上市公司普威聯營有限公司及新加坡國際貿易有限公司之執行主席。

李華健先生，現年48歲，為本公司副董事總經理。彼亦為本公司大中華區總裁。擁有逾23年國際貿易、投資及企業管理經驗、熟悉中國的投資環境和政策法規。李先生於一九九八年加入本公司。

BRIEF DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT STAFF *(Cont'd)*

董事及高級管理層之資料簡介 *(續)*

Directors *(Cont'd)*

Ms. Chau Mei Wah, Rosanna, aged 49, is an executive director of the Company. She has over 24 years' experience in international corporate management and finance. Ms. Chau holds a bachelor's degree and a master's degree in commerce and is a member of the Hong Kong Society of Accountants, the CPA Australia and the Certified General Accountants' Association of Canada. She joined the Company in 2000. Ms. Chau is the managing director of ITC Corporation Limited and an executive director of Paul Y. - ITC Construction Holdings Limited and a director of Burcon NutraScience Corporation.

Ms. Chan Ling, Eva, aged 38, is an executive director of the Company. Ms. Chan has 16 years' experience in auditing, accounting and finance in both international accounting firms and listed companies. She is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a certified public accountant in Hong Kong. Ms. Chan joined the Company in 1996. She is also the group financial controller of Wing On Travel (Holdings) Limited.

Mr. David Edwin Bussmann, aged 50, has been appointed as an independent non-executive director of the Company since February 2000. Mr. Bussmann holds has more than 21 years experience in the investment and finance field, and is very familiar with investment issues related to China, as well as sectors such as technology, real estate, and direct investment. Mr. Bussmann is also an independent non-executive director of China Enterprises Limited. He previously worked at Salomon Brothers, Citibank, Bank of America and Prudential Asia.

Ms. Fung Wan Yiu, Agnes, aged 39, joined the Group as an independent non-executive director in July, 2003. She graduated from the University of Hong Kong with a Bachelor of Law degree and was admitted as a solicitor in Hong Kong and Singapore. She is a partner of Messrs. Vincent T. K. Cheung, Yap & Co. and has been practicing in the legal field for nearly 15 years.

董事 *(續)*

周美華女士，現年49歲，為本公司執行董事。彼於國際企業管理及財務方面積逾24年經驗。周女士持有商業學士及碩士學位，並為香港會計師公會會員、澳洲會計師公會會員及加拿大公認會計師協會會員。彼於二零零零年加入本公司。周女士為德祥企業集團有限公司之董事總經理及保華德祥建築集團有限公司之執行董事，亦為Burcon NutraScience Corporation之董事。

陳玲女士，現年38歲，為本公司執行董事。陳女士於國際會計師行及上市公司具16年核數、會計及財務之經驗。彼為澳洲特許會計師公會會員、特許公認會計師公會資深會員及香港執業會計師。陳女士於一九九六年加入本公司。彼亦為永安旅遊(控股)有限公司之集團財務總監。

卜思問先生，現年50歲，自二零零零年二月出任為本公司獨立非執行董事。卜先生於投資及金融界擁有逾21年經驗，非常熟悉有關中國之投資事宜，尤其對科技、房地產及直接投資等行業亦有深入了解。卜先生亦為China Enterprises Limited之獨立非執行董事。彼曾於所羅門兄弟、花旗銀行、美國亞洲銀行及Prudential Asia工作。

馮蘊瑤女士，現年三十九歲，於二零零三年七月加入本集團為獨立非執行董事。彼畢業於香港大學法律系亦為香港及新加坡之認可執業律師，彼為張葉司徒陳律師事務所合顆人並從事法律事務近十五年。

BRIEF DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT STAFF *(Cont'd)*

董事及高級管理層之資料簡介 *(續)*

Directors *(Cont'd)*

Mr. Chan Kwok Hung, aged 45, has been appointed an alternate director of the Company since July 2001. He holds a diploma in arts and has over 19 years' experience in trading business in China. Mr. Chan is an executive director of ITC Corporation Limited, Hanny Holdings Limited and Dong Fang Gas Holdings Limited. He is the younger brother of Dr. Chan Kwok Keung, Charles, the chairman and chief executive officer of the Company.

Mr. Lui Siu Tsuen, Richard, aged 48, has been appointed an alternate director of the Company since July 2001. He is a qualified accountant and worked for an international accounting firm for over 12 years and has previously held senior financial positions in both private and public listed companies. Mr. Lui is the deputy managing director of Hanny Holdings Limited. He is also an executive director of Wing On Travel (Holdings) Limited and PSC Corporation Limited.

Senior Management

Ms. Law, Dorothy, aged 34, is a director of China Enterprises Limited. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a Barrister and Solicitor licensed to practice law in British Columbia and has also been admitted as a Solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon NutraScience Corporation and corporate counsel of Hanny Holdings Limited.

Ms. Cheung Sze Man, Sharen, aged 33, joined the Group as Financial Controller in September 2002. She holds a Bachelor of Commerce degree and Bachelor of Arts degree from the University of Auckland in New Zealand, and is a member of both the Hong Kong Society of Accountants and CPA Australia. Prior to the joining the group, Ms Cheung has worked in Hong Kong and overseas, and has accumulated diversified experience in audit and financial management in both private and public companies.

董事 *(續)*

陳國鴻先生，現年45歲，自二零零一年七月出任本公司之替任董事。陳先生持有文學文憑，在中國貿易經營方面積逾19年經驗。陳先生為德祥企業集團有限公司、錦興集團有限公司及東方燃氣集團有限公司之執行董事。彼為本公司主席兼行政總裁陳國強博士之胞弟。

呂兆泉先生，現年48歲，自二零零一年七月出任本公司替任董事。彼為專業會計師，曾任職一家國際會計師行逾12年，並曾在多間私人機構及上市公司擔任財務方面之高職。呂先生為錦興集團有限公司之副董事總經理，彼亦為永安旅遊(控股)有限公司及普威聯營有限公司之執行董事。

高級管理層

Law, Dorothy女士，現年34歲，為China Enterprises Limited董事。彼持有加拿大英屬哥倫比亞大學商業學士學位及法律學士學位。彼為英屬哥倫比亞省之執業大律師及律師，亦為香港高等法院之認可律師。彼亦為Burcon NutraScience Corporation董事及錦興集團有限公司之公司律師。

張詩敏女士，現年33歲，於二零零二年九月加入本集團擔任財務總監。彼持有紐西蘭大學商業學士學位及文學士學位，且為香港會計師公會會員及澳洲執業會計師。加入本集團前，張女士曾於本港及海外工作，並於私人公司及上市公司累積核數及財務管理等方面經驗。

DIRECTOR'S INTERESTS IN SHARES

董事於股份之權益

As at 31st December, 2003, the interests of the directors of the Company and their associates in the share, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) as recorded in the register required to be kept by the Company pursuant to section 352 of the Securities and Futures Ordinance or as otherwise notified to the Company and to the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

於二零零三年十二月三十一日，本公司董事及彼等之聯繫人士於本公司及其任何相關法團(按證券及期貨條例第十五部之涵義)之股份、相關股份及債券中，擁有列入證券及期貨條例第352條之該等條文所述之由本公司存置之登記冊內或另行知會本公司之權益或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所權益如下：

Long positions 好倉

(i) The Company *(i) 本公司*

Name of director 董事姓名	Capacity 性質	Number of ordinary shares held 所持普通股數目 *(Note 1)* *(附註1)*	Approximate shareholding percentage 概約持股百分比
Dr. Chan Kwok Keung, Charles *(Note 2)* 陳國強博士 *(附註2)*	Interest held by controlled corporation 持有控股公司權益	258,819,795	30.21%

(ii) Associated corporation *(ii) 相關法團*

Name of director 董事姓名	Name of associated corporation 相關法團名稱	Capacity 性質	Number of ordinary shares held 所持普通股數目	Approximate shareholding percentage 概約持股百分比
Dr. Chan Kwok Keung, Charles 陳國強博士	Wing On Travel (Holdings) Limited ("Wing On") 永安旅遊(控股)有限公司(「永安」)	Beneficial owner 實益擁有人	17,280,000 *(Note 3)* *(附註3)*	0.10%
	Dong Fang Gas Holdings Limited ("Dong Fang Gas") 東方燃氣控股有限公司(「東方燃氣」)	Beneficial owner 實益擁有人	2,520,900 *(Note 4)* *(附註4)*	0.22%

DIRECTOR'S INTERESTS IN SHARES (Cont'd)

Long positions *(Cont'd)*

(ii)* *Associated corporation (Cont'd)

Notes:

1. Share(s) of HK$0.10 each in the capital of the Company.

2. Dr. Chan Kwok Keung, Charles is deemed to be interested in 258,819,795 shares of the Company held by Calisan Developments Limited ("Calisan") by virtue of his interest in Chinaview International Limited ("Chinaview") which has a controlling interest in Calisan. Details of which are disclosed under the heading "Substantial Shareholders".

3. Share(s) of HK$0.01 each in the capital of Wing On.

4. Share(s) of HK$0.40 each in the capital of Dong Fang Gas.

Save as disclosed above as at 31st December, 2003, none of the Company's directors or their associates had any interests or short positions in the shares, underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the Securities and Futures Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

董事於股份之權益(續)

好倉(續)

***(ii)* 相關法團**(續)

附註：

1. 本公司股本中每股面值0.10港元之股份。

2. 陳國強博士由於擁有Chinaview International Limited(「Chinaview」)而擁有Calisan Developments Limited(「Calisan」)之控股權益，故被視為擁有由Calisan所持有之258,819,795股本公司股份。有關詳情載於「主要股東」一節。

3. 永安股本中每股面值0.10港元之股份。

4. 東方燃氣股本中每股面值0.40港元之股份。

除上文披露者外，於二零零三年十二月三十一日，本公司董事或彼等之聯繫人士於本公司或其任何相關法團之股份及相關股份中，概無須根據證券及期貨條例第352條予以記錄或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之擁有權益或短倉。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

董事購買股份或債券之權利

Particulars of the Company's share option schemes are set out in note 28 to the financial statements.

本公司購股權計劃之詳情載於本財務報表附註28。

The Company

本公司

The following table discloses the movement in the Company's share options held by a director during the year:

年內根據本公司之購股權計劃授予董事之購股權披露如下：

Name of director 董事姓名	Date of grant 授出日期	Exercisable period 可行使期間	Exercise price 行使價	Number of shares under option 購股權涉及之股份數目 Outstanding at 1.1.2003 於二零零三年一月一日尚未行使	Surrendered/lapsed during the year 年內放棄／失效	Outstanding at 31.12.2003 於二零零三年十二月三十一日尚未行使
			HK$ *港元*			
Ms. Chan Ling, Eva 陳玲女士	12.1.2000 二零零零年一月十二日	18.1.2000 to 17.1.2005 二零零零年一月十八日至二零零五年一月十七日	3.145	75,000	(75,000)	—

As at 31st December, 2003, there were no shares available for issue under the Company's share option scheme.

於二零零三年十二月三十一日，概無根據本公司購股權計劃可予發行之股份。

China Enterprises

China Enterprises

Details of the share option scheme of China Enterprises are set out in note 28 to the financial statements.

China Enterprises之購股權計劃之詳情載於財務報表附註28。

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures, of the Company or any other body corporate.

除上述者外，年內任何時間，本公司及其任何附屬公司均概無訂立任何安排，致使本公司董事可藉因收購本公司或任何其他法團之股份或債券而取得利益。

SUBSTANTIAL SHAREHOLDERS

主要股東

The register of substantial shareholders maintained by the Company pursuant to Section 336 of the Securities and Futures Ordinance shows that as at 31st December, 2003 the following shareholders had notified the Company of relevant interest in the issued share capital of the Company.

根據證券及期貨條例第336條規定須予保存之主要股東登記冊所載，於二零零三年十二月三十一日，下列股東知會本公司其擁有本公司已發行股本有關權益：

Long positions

好倉

Name **名稱**	**Capacity** **性質**	*Notes* *附註*	**Number of shares** **股份數目**	**Approximate shareholding percentage** **概約持股百分比**
Calisan	Beneficial owner 實益擁有人	*1*	258,819,795	30.21%
Great Decision Limited	Interest held by controlled corporation 持有控股公司權益	*1*	258,819,795	30.21%
Paul Y. - ITC Investments Group Limited	Interest held by controlled corporation 持有控股公司權益	*1*	258,819,795	30.21%
Paul Y. - ITC Construction Holdings (B.V.I.) Limited	Interest held by controlled corporation 持有控股公司權益	*1*	258,819,795	30.21%
Paul Y. - ITC Constuction Holdings Limited 保華德祥建築集團有限公司	Interest held by controlled corporation 持有控股公司權益	*1*	258,819,795	30.21%
Hollyfield Group Limited	Interest held by controlled corporation 持有控股公司權益	*1*	258,819,795	30.21%
ITC Investment Holdings Limited	Interest held by controlled corporation 持有控股公司權益	*1*	258,819,795	30.21%
ITC Corporation Limited 德祥企業集團有限公司	Interest held by controlled corporation 持有控股公司權益	*1*	258,819,795	30.21%
Galaxyway Investments Limited	Interest held by controlled corporation 持有控股公司權益	*1*	258,819,795	30.21%
Chinaview	Interest held by controlled corporation 持有控股公司權益	*1*	258,819,795	30.21%
Dr. Chan Kwok Keung, Charles 陳國強博士	Interest held by controlled corporation 持有控股公司權益	*1*	258,819,795	30.21%
Ms. Ng Yuen Lan, Macy 伍婉蘭女士	Interest held by family 持有家族權益	*2*	258,819,795	30.21%
Well Orient Limited 威倫有限公司	Beneficial owner 實益擁有人	*3*	258,819,794	30.21%
Powervote Technology Limited	Interest held by controlled corporation 持有控股公司權益	*3*	258,819,794	30.21%
Hanny Magnetics (B.V.I.) Limited	Interest held by controlled corporation 持有控股公司權益	*3*	258,819,794	30.21%
Hanny Holdings Limited 錦興集團有限公司	Interest held by controlled corporation 持有控股公司權益	*3*	258,819,794	30.21%

SUBSTANTIAL SHAREHOLDERS (Cont'd)

Long positions (Cont'd)

Note:

1. Dr. Chan Kwok Keung, Charles owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment") which owns the entire interest of Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC"). Paul Y. - ITC owns the entire interest of Paul Y. - ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. - ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest in Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, PYBVI, Paul Y. - ITC, Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan Kwok Keung, Charles are deemed to be interested in 258,819,795 shares in the Company which are held by Calisan.

2. Ms. Ng Yuen Lan, Macy is a spouse of Dr. Chan Kwok Keung, Charles and deemed to be interested in 258,918,795 shares of the Company held by Calisan.

3. Well Orient Limited ("WOL") is wholly-owned by Powervote Technology Limited ("PTL") which is in turn owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly-owned by Hanny Holdings Limited ("Hanny"). PTL, Hanny Magnetics and Hanny are deemed to be interested in 258,819,794 shares in the Company which are held by WOL.

Save as disclosed above, the Company had not been notified of any other interests or short position in shares and underlying shares of the Company pursuant to section 336 of the Securities and Futures Ordinance which representing 5 percent or more in the issued share capital of the Company as at 31st December, 2003.

主要股東(續)

好倉(續)

附註:

1. 陳國強博士擁有Chinaview全部權益,而Chinaview擁有Galaxyway Investments Limited(「Galaxyway」)全部權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)超過三分之一已發行普通股本。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)之全部權益,而ITC Investment則擁有Hollyfield Group Limited(「Hollyfield」)之全部權益。Hollyfield擁有保華德祥建築集團有限公司(「保華德祥」)超過三分之一已發行股本。保華德祥擁有Paul Y. - ITC Construction Holdings (B.V.I.) Limited(「PYBVI」)之全部權益,而PYBVI擁有Paul Y. - ITC Investment Group Limited(「PYITCIG」)全部權益。PYITCIG擁有Great Decision Limited(「GDL」)全部權益,而GDL擁有Calisan全部權益。因此,GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳國強博士被視為於Calisan所持有之258,819,795股本公司股份中擁有權益。

2. 伍婉蘭女士為陳國強博士之配偶,視作擁有258,918,795股由Calisan持有之本公司股份。

3. 威倫有限公司(「威倫」)由Powervote Technology Limited(「PTL」)全資擁有,而PTL由Hanny Magnetics (B.V.I.) Limited(「Hanny Magnetics」)全資擁有。Hanny Magnetics由錦興全資擁有。PTL、Hanny Magnetics及錦興被視為於威倫所持有之258,819,794股本公司股份中擁有權益。

除上文披露者外,於二零零三年十二月三十一日,根據證券及期貨條例第336條,本公司並不知悉有任何人士於本公司之股份及相關股份中擁有佔本公司已發行股本5%或以上之任何其他權益或短倉。

CONNECTED TRANSACTIONS

In January 2003, China Enterprises entered into a conditional sale and purchase agreement (as subsequently amended in September 2003) with Ningxia Yinchuan, to dispose of its entire 51% interest in Yinchuan C.S.I. for a consideration of RMB29 million (equivalent to approximately HK$27 million). Ningxia Yinchuan is a connected person of the Company by virtue of its being a substantial shareholder of Yinchuan C.S.I..

The transaction constitutes a connected transaction of the Company under the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange ("Listing Rules").

關連交易

於二零零三年一月，本公司非全資附屬公司China Enterprises與寧夏銀川訂立有條件買賣協議，China Enterprises同意向寧夏銀川出售所持銀川中策全部51%權益，代價為人民幣29,000,000元(相等於約27,000,000港元)。寧夏銀川因其為銀川中策主要股東而屬於本公司連繫人士。

根據香港交易所證券上市規則(「上市規則」)該交易構成本公司之關連交易。

CODE OF BEST PRACTICE

In the opinion of the directors of the Company, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year, except that the independent non-executive directors of the Company are not appointed for specific terms as they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

最佳應用守則

本公司董事認為，本公司於年內一直遵守上市規則附錄14所載之最佳應用守則，惟本公司獨立非執行董事並非以指定任期委任，而須根據本公司之公司章程細則在股東週年大會上輪值告退及膺選連任。

POST BALANCE SHEET EVENT

Details of the significant post balance sheet events are set out in note 40 to the financial statements.

結算日後事項

於結算日後之重大事項詳情載於財務報表附註40。

AUDITORS

A resolution will be submitted to the Annual General Meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

核數師

有關重新委聘德勤•關黃陳方會計師行連任本公司核數師之決議案將在本公司之股東週年大會上提呈。

On behalf of the Board

Dr. Chan Kwok Keung, Charles
CHAIRMAN

Hong Kong
23rd April, 2004

代表董事會

主席
陳國強博士

香港
二零零四年四月二十三日

德勤 • 關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF
CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(incorporated in Hong Kong with limited liability)

致中策集團有限公司股東

(於香港註冊成立之有限公司)

We have audited the financial statements on pages 25 to 102 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師行已完成審核載於第25頁至第102頁按照香港普遍採納之會計原則編製的財務報表。

Respective responsibilities of directors and auditors

董事及核數師的個別責任

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須選取並貫徹採用合適的會計政策。

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並根據香港公司條例第141條僅向身為法人團體之閣下報告，惟不會作為其他用途。本行不會就本報告之內容向任何其他人士承擔或接受責任。

Basis of opinion

意見的基礎

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷，所釐定的會計政策是否適合　貴公司及　貴集團的具體情況、及是否貫徹應用並足夠地披露該等會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立合理的基礎。

Opinion

意見

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31st December, 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

本行認為上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零三年十二月三十一日的財政狀況及　貴集團截至該日止年度的虧損和現金流量，並已按照香港公司條例之披露要求而妥善編製。

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 23rd April, 2004

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零四年四月二十三日

		Notes 附註	**2003** **二零零三年** ***HK$'000*** ***港幣千元***	2002 二零零二年 *HK$'000* *港幣千元* (as restated) (重列)
Turnover	營業額	4	**2,884,493**	3,601,735
Cost of sales	銷售成本		**(2,520,175)**	(3,052,768)
Gross profit	毛利		**364,318**	548,967
Other operating income	其他經營收入	6	**145,731**	153,714
Distribution costs	分派成本		**(174,955)**	(248,218)
Administrative expenses	行政支出		**(122,587)**	(221,624)
Other expenses	其他支出	7	**(118,396)**	(760,544)
Profit (loss) from operations	經營溢利(虧損)	8	**94,111**	(527,705)
Finance costs	融資成本	10	**(50,712)**	(109,460)
Gain on disposal/dilution of interests in subsidiaries	出售／攤薄附屬公司權益之收益	31	**12,344**	64,193
(Loss) gain on disposal/liquidation of interests in associates	出售／清盤聯營公司權益之(虧損)收益		**(36,481)**	14,980
Share of results of associates	所佔聯營公司之業績		**(175,734)**	(137,574)
Allowance on receivables advanced to an associate	墊付予一家聯營公司之應收賬撥備		**(12,712)**	—
Loss before taxation	稅前虧損		**(169,184)**	(695,566)
Taxation	稅項	11	**(10,935)**	(12,250)
Loss before minority interests	未計少數股東權益之虧損		**(180,119)**	(707,816)
Minority interests	少數股東權益		**(9,409)**	233,682
Net loss for the year	年度虧損淨額		**(189,528)**	(474,134)
Loss per share	每股虧損			
Basic	基本	12	**HK$(0.23)港元**	HK$(0.76)港元

		Notes 附註	2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元 (as restated) (重列)
Non-Current Assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	13	**43,156**	746,778
Payment for acquisition of land development rights	收購土地發展權所付款項	14	**—**	14,687
Goodwill	商譽	15	**9,325**	30,953
Interests in associates	於聯營公司之權益	17	**823,147**	839,765
Receivables — due after one year	應收賬款 — 一年後到期	18	**31,286**	22,586
Investments in securities	證券投資	19	**217,683**	325,885
Deferred tax assets	遞延税項資產	20	**—**	13,454
			1,124,597	1,994,108
Current Assets	**流動資產**			
Other asset	其他資產	21	**226,718**	—
Inventories	存貨	22	**66,976**	827,744
Trade debtors	應收貿易賬款	23	**13,718**	533,959
Receivables due from associates	應收聯營公司款項	17	**6,294**	60,535
Receivables - due within one year	應收賬款 — 一年內到期	18	**370,459**	607,022
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項		**57,677**	253,069
Investments in securities	證券投資	19	**2,930**	37,363
Pledged bank deposits	已抵押銀行存款		**—**	24,839
Bank balances and cash	銀行結餘及現金		**319,875**	425,397
			1,064,647	2,769,928
Current Liabilities	**流動負債**			
Creditors, other payables and accrued charges	應付賬款、其他應付款項及應計費用	24	**84,946**	892,164
Payables — due within one year	應付款項 — 一年內到期	25	**34,611**	46,155
Payables due to associates	應付聯營公司款項	17	**185**	189
Income and other tax payable	應付所得税及其他應付税項		**3,064**	52,694
Bank loans and other borrowings — due within one year	銀行貸款及其他借款 — 一年內到期	30	**38,284**	996,861
			161,090	1,988,063
Net Current Assets	**流動資產淨值**		**903,557**	781,865
			2,028,154	2,775,973

		Notes 附註	2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元 (as restated) （重列）
Capital and Reserves	**資本及儲備**			
Share capital	股本	*26*	**85,660**	82,947
Reserves	儲備		**1,447,720**	1,651,106
			1,533,380	1,734,053
Minority Interests	**少數股東權益**		**250,160**	728,942
Non-Current Liabilities	**非流動負債**			
Bank loans and other borrowings — due after one year	銀行貸款及其他借款 — 一年後到期	*30*	**144**	86,949
Payables — due after one year	應付款項 — 一年後到期	*25*	**244,470**	226,029
			244,614	312,978
			2,028,154	2,775,973

The financial statements on pages 25 to 102 were approved and authorised for issue by the Board of Directors on 23rd April, 2004 and are signed on its behalf by:

刊於第25頁至第102頁之財務報表已於二零零四年四月二十三日獲董事會批准及授權刊行，並由下列董事代表簽署：

Dr. Chan Kwok Keung, Charles
陳國強博士
Director
董事

Dr. Yap, Allan
Yap, Allan博士
Director
董事

		Notes 附註	2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
Non-Current Assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	13	**7,082**	7,830
Payment for acquisition of land development rights	收購土地發展權所付款項	14	**—**	14,687
Investments in subsidiaries	於附屬公司之投資	16	**224,740**	319,966
Receivables due from subsidiaries	應收附屬公司款項	16	**1,849,184**	1,741,781
Interests in associates	於聯營公司之權益	17	**2**	2
Receivables — due after one year	應收賬款 — 一年後到期	18	**19,139**	22,586
Investments in securities	證券投資	19	**9,617**	10,717
			2,109,764	2,117,569
Current Assets	**流動資產**			
Receivables due from associates	應收聯營公司款項	17	**719**	14
Receivables — due within one year	應收賬款 — 一年內到期	18	**14,586**	59,943
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項		**15,846**	8,354
Bank balances and cash	銀行結餘及現金		**8,915**	54,172
			40,066	122,483
Current Liabilities	**流動負債**			
Creditors, other payables and accrued charges	應付賬款、其他應付款項及應計費用		**3,875**	53,671
Payables — due within one year	應付款項 — 一年內到期	25	**5,430**	2,115
Payables due to associates	應付聯營公司款項	17	**185**	187
Bank loans and other borrowings — due within one year	銀行貸款及其他借款 — 一年內到期	30	**5,142**	43,473
			14,632	99,446
Net Current Assets	**流動資產淨值**		**25,434**	23,037
			2,135,198	2,140,606
Capital and Reserves	**資本及儲備**			
Share capital	股本	26	**85,660**	82,947
Reserves	儲備	29	**1,062,276**	1,155,005
			1,147,936	1,237,952
Non-Current Liabilities	**非流動負債**			
Bank loans and other borrowings — due after one year	銀行貸款及其他借款 — 一年後到期	30	**13**	24
Payables due to subsidiaries	應付附屬公司款項	16	**743,971**	676,601
Payables — due after one year	應付款項 — 一年後到期	25	**243,278**	226,029
			2,135,198	2,140,606

Dr. Chan Kwok Keung, Charles
陳國強博士
Director
董事

Dr. Yap, Allan
Yap, Allan博士
Director
董事

		Share capital 股本	Share premium 股份溢價	Special capital reserve 特別資本儲備	Capital redemption reserve 資本贖回儲備	Goodwill on consolidation 綜合賬目產生之商譽	Exchange reserve 匯兌儲備	Other non-distributable reserves 其他非供分派儲備	Deficit 虧絀	Total 總計
		HK$'000 *千港元*	*HK$'000* *千港元*	*HK$'000* *千港元*	*HK$'000* *千港元*	*HK$'000* *千港元*	*HK$'000* *千港元*	*HK$'000* *千港元*	*HK$'000* *千港元*	*HK$'000* *千港元*
At 1st January, 2002	於二零零二年一月一日									
— As originally stated	一 如原列	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,220,790
— Prior period adjustment (note 2)	一 前期調整 *(附註2)*	—	—	—	—	—	—	—	3,934	3,934
— As restated	一 如重列	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(336,926)	2,224,724
Exchange adjustment	匯兌調整	—	—	—	—	—	(1,144)	—	—	(1,144)
Share of net reserves movement of associates	應佔聯營公司儲備變動淨額	—	—	—	—	—	904	(278)	—	626
Net loss not recognised in the consolidated income statement	未於綜合收益表確認之虧損淨額	—	—	—	—	—	(240)	(278)	—	(518)
Issue of shares	發行股份	9,200	—	—	—	—	—	—	—	9,200
Issue of shares by way of rights issue	以配售新股發行股份	27,649	20,619	—	—	—	—	—	—	48,268
Realised on disposal/dilution of interests in associates	出售/攤薄聯營公司權益時變現	—	—	—	—	3,544	(1,322)	86	—	2,308
Realised on disposal/dilution of interest in subsidiaries	出售/攤薄附屬公司權益時變現	—	—	—	—	(71,028)	(2,190)	(2,577)	—	(75,795)
Appropriated from retained profits	調撥自保留溢利	—	—	—	—	—	—	3,215	(3,215)	—
Net loss for the year	本年度虧損淨額	—	—	—	—	—	—	—	(474,134)	(474,134)
At 31st December, 2002	於二零零二年十二月三十一日	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(814,275)	1,734,053
Exchange adjustment	匯兌調整	—	—	—	—	—	291	—	—	291
Share of net reserves movement of associates	應佔聯營公司儲備變動淨額	—	—	—	—	—	2,090	(172)	—	1,918
Net gain not recognised in the consolidated income statement	未於綜合收益表確認之收益淨額	—	—	—	—	—	2,381	(172)	—	2,209
Exercise of warrants *(note 26)*	行使認股權證 *(附註26)*	2,713	1,628	—	—	—	—	—	—	4,341
Realised on disposal/dilution of interests in associates	出售/攤薄聯營公司權益時變現	—	—	—	—	(20,333)	(128)	(238)	—	(20,699)
Realised on disposal/dilution of interests in subsidiaries	出售/攤薄附屬公司權益時變現	—	—	—	—	6,852	(3,848)	(17,863)	17,863	3,004
Appropriated from retained profits	調撥自保留溢利	—	—	—	—	—	—	1,339	(1,339)	—
Net loss for the year	本年度虧損淨額	—	—	—	—	—	—	—	(189,528)	(189,528)
At 31st December, 2003	於二零零三年十二月三十一日	85,660	1,898,976	414,881	233	110,472	(8,468)	18,905	(987,279)	1,533,380
Attributable to:	歸屬於:									
The Company and its subsidiaries	本公司及其附屬公司	85,660	1,898,976	414,881	233	62,247	(10,011)	19,476	(647,283)	1,824,179
Associates	聯營公司	—	—	—	—	48,225	1,543	(571)	(339,996)	(290,799)
At 31st December, 2003	於二零零三年十二月三十一日	85,660	1,898,976	414,881	233	110,472	(8,468)	18,905	(987,279)	1,533,380
The Company and its subsidiaries	本公司及其附屬公司	82,947	1,897,348	414,881	233	55,395	(6,454)	36,000	(650,013)	1,830,337
Associates	聯營公司	—	—	—	—	68,558	(419)	(161)	(164,262)	(96,284)
At 31st December, 2002	於二零零二年十二月三十一日	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(814,275)	1,734,053

The special capital reserve of the Group represents the amount arising from the capital reduction carried by the Company during the year ended 31st December, 2001.

本集團之特別資本儲備代表本公司於截至二零零一年十二月三十一日止年度之削減股本產生之金額。

Included in goodwill on consolidation as at 31st December, 2003, HK$9,492,000 (2002: HK$16,344,000) represented goodwill arising on acquisition of subsidiaries. No goodwill arising on acquisition of associates were included in goodwill on consolidation.

於二零零三年十二月三十一日綜合賬目產生之商譽代表收購附屬公司產生之商譽9,492,000港元（二零零二年：16,344,000港元）。綜合賬目產生之商譽內並無收購聯營公司產生之商譽。

Included in goodwill on consolidation as at 31st December, 2003, HK$71,739,000 (2002: HK$71,739,000) represented negative goodwill arising from acquisition of subsidiaries. Included in goodwill on consolidation as at 31st December, 2003, HK$48,225,000 represented negative goodwill attributable to associates (2002: HK$68,558,000).

於二零零三年十二月三十一日綜合賬目產生之商譽代表收購附屬公司產生之負商譽71,739,000港元（二零零二年：71,739,000港元）。截至二零零三年十二月三十一日綜合賬目產生之商譽包括聯營公司應佔之負商譽48,225,000港元（二零零二年：HK$68,558,000港元）。

The other non-distributable reserves of the Group include statutory reserves required to be appropriated from the profit after taxation of the Company's PRC subsidiaries under the PRC laws and regulations. The amount of the appropriation is at the discretion of the PRC subsidiaries' board of directors.

本集團其他非供分派之儲備包括根據中國法規須自本公司之中國附屬公司之除稅後溢利中調撥之法定儲備。

		2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
OPERATING ACTIVITIES	經營業務		
Profit (loss) from operations	經營溢利(虧損)	**94,111**	(527,705)
Adjustments for:	就以下項目作出調整：		
Dividend income	股息收入	**(2,832)**	(3,732)
Interest income	利息收入	**(48,416)**	(37,956)
Depreciation of property, plant and equipment	物業、廠房及設備折舊	**58,346**	136,522
Amortisation of goodwill	攤銷商譽	**1,628**	1,634
Unrealised holding loss on investments in securities	持有證券投資之未變現虧損	**37,604**	232,636
Gain on disposal of investments in securities	出售證券投資之收益	**(46,368)**	(71,760)
Allowances for bad and doubtful debts	呆壞賬撥備	**10,728**	85,741
Allowances for amounts due from associates	應收聯營公司款項撥備	**2,458**	—
Impairment loss of property, plant and equipment	物業、廠房及設備之減值虧損	**—**	345,761
Impairment loss of goodwill on acquisition of subsidiaries	收購附屬公司商譽之減值虧損	**20,387**	—
Impairment loss on properties held for sale	待售物業之減值虧損	**—**	1,185
Impairment loss on investment properties	投資物業之減值虧損	**—**	9,069
Allowances for inventories	存貨撥備	**4**	20,347
Allowances for loan and interest receivables	貸款及應收利息撥備	**43,810**	57,232
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益	**(15,995)**	(82)
Loss on disposal of investment property	出售投資物業之虧損	**—**	2,000
Operating cash flows before movements in working capital	營運資金變動前之經營現金流量	**155,465**	250,892
Decrease in properties held for sale	待售物業減少	**—**	51,796
Decrease (increase) in inventories	存貨減少(增加)	**22,997**	(103,859)
Increase in trade debtors	應收貿易賬款增加	**(10,287)**	(95,961)
Increase in other receivables, deposits and prepayments	其他應收款項、按金及預付款項增加	**(9,143)**	(54,138)
Decrease in advance to contractors	向承建商墊支減少	**—**	9,439
(Decrease) increase in creditors, other payables and accrued charges	應付賬款、其他應付款項及應計費用(減少)增加	**(49,808)**	332,428
Increase in amounts due from associates	應收聯營公司款項增加	**(29,768)**	(47,018)
Increase in payables	應付款項增加	**6,496**	—
Increase in other asset	其他資產增加	**(226,718)**	—
(Decrease) increase in income and other tax payable	應付所得稅及其他應付稅項(減少)增加	**(20,350)**	5,112
Net cash (outflow) inflow from operations	經營現金(流出)流入淨額	**(161,116)**	348,691
Tax paid in other jurisdictions	於其他司法權區已繳付稅款	**(6,650)**	(2,869)
NET CASH (USED IN) FROM OPERATING ACTIVITIES	經營業務(所用)所得現金淨額	**(167,766)**	345,822

		Notes 附註	**2003 二零零三年 HK$'000 港幣千元**	2002 二零零二年 HK$'000 港幣千元
INVESTING ACTIVITIES	**投資業務**			
Repayment from receivables	應收款項之償還款項		**774,202**	545,621
Repayment from receivables advanced to associates	應收聯營公司款項		**92,124**	—
Proceeds from disposal of investments in securities	出售證券投資所得款項		**219,777**	277,823
Proceeds from disposal of property, plant and equipment	出售物業、廠房及設備所得款項		**25,994**	77,670
(Increase) decrease in pledged bank deposits	已抵押銀行存款(增加)減少		**(45,259)**	58,681
Interest received	已收利息		**8,793**	2,759
Proceeds from disposal/dilution of interests in associates	出售/攤薄聯營公司權益所得款項		**23,887**	9,204
Repayment from minority shareholders	少數股東之償還款項		**—**	5,357
Proceeds from disposal/dilution of subsidiaries (net of cash and cash equivalents disposed of)	出售/攤薄附屬公司所得款項(已扣除出售之現金及現金等額)	31	**(64,295)**	(38,484)
Dividend received from investments in securities	證券投資所得股息		**2,832**	3,732
Receivables advanced	應收賬款之墊款		**(558,363)**	(1,226,081)
Receivables advanced to associates	聯營公司應收賬款之墊款		**(260,373)**	—
Purchase of investments in securities	購入證券投資		**(73,368)**	(365,544)
Investment in associates	於聯營公司之投資		**—**	(347,189)
Purchase of property, plant and equipment	購置物業、廠房及設備		**(268,704)**	(327,081)
Deposit paid for acquisition of a subsidiary	就收購附屬公司之已付按金		**—**	(75,000)
Purchase of subsidiaries (net of cash and cash equivalents acquired)	購入附屬公司(已扣除購入之現金及現金等額)	32	**(785)**	(511)
Refund of payment for acquisition of land development rights	收購土地發展權所付款項之退款		**16,965**	—
Payment for acquisition of land development rights	收購土地發展權所付款項		**(13,310)**	(11,960)
Costs incurred for properties under/held for development	發展中/待發展物業之成本		**—**	(3,760)
NET CASH USED IN INVESTING ACTIVITIES	**投資業務所用現金淨額**		**(119,883)**	(1,414,763)

		2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
FINANCING ACTIVITIES	**融資活動**		
Advance from payables	預收應付借貸	**151,329**	986,017
New bank loans and other borrowings raised	新籌集之銀行貸款及其他借貸	**994,271**	1,414,478
Issue of convertible notes	發行可換股票據	**—**	66,000
Proceeds from issue of shares	發行股份所得款項	**1,866**	59,873
Contribution from minority shareholders	少數股東出資	**—**	48,816
Advance from deposits received	預收已收存款	**—**	10,795
Repayment of bank loans and other borrowings	償還銀行貸款及其他借貸	**(747,264)**	(1,256,252)
Repayment to payables	償還應付貸款	**(165,514)**	(450,851)
Repayment to minority shareholders	向少數股東償還之款項	**—**	(43,104)
Repayment to related companies	向關連公司償還之款項	**—**	(7,027)
Share issue expenses	發行股份支出	**—**	(2,405)
Repayment to associates	還款予聯營公司	**(4)**	(71)
Repayment of obligations under finance leases	融資租約債項之償還款項	**(168)**	(13)
Interest paid	已付利息	**(36,126)**	(96,496)
Dividends paid to minority shareholders of subsidiaries	已付附屬公司少數股東股息	**(1,432)**	(4,285)
NET CASH FROM FINANCING ACTIVITIES	**融資活動所得現金淨額**	**196,958**	725,475
NET DECREASE IN CASH AND CASH EQUIVALENTS	**現金及現金等額減少淨額**	**(90,691)**	(343,466)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**年初之現金及現金等額**	**401,935**	744,927
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**滙率變動之影響**	**3,500**	474
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**年終之現金及現金等額**	**314,744**	401,935
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	**現金及現金等額結餘分析**		
Bank balances and cash	**銀行結餘及現金**	**319,875**	425,397
Bank overdrafts	**銀行透支**	**(5,131)**	(23,462)
		314,744	401,935

1. General

The Company is a public limited company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 16 and 17.

2. Adoption of Hong Kong Financial Reporting Standards

In the current year, the Group has adopted for the first time, Statement of Standard Accounting Practice ("SSAP")12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants ("HKSA"). The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was required to be made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly. As at 1st January, 2002, deficit has been reduced by HK$3,934,000, minority interests have been increased by HK$3,729,000 and deferred tax assets have been increased by HK$7,663,000 respectively, which are the cumulative effect of the change in policy on the results for the periods prior to 2002. The effect of the change was a decreased charge to income taxes for the year ended 31st December, 2002 of HK$5,791,000. The loss shared by the minority interests for the year ended 31st December, 2002 was also decreased by HK$2,818,000.

1. 一般事項

本公司為於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。

本公司為一間投資控股公司，其主要附屬公司及聯營公司之業務載於附註16及17。

2. 香港財務報告準則

於本年度，本集團首次採納由香港會計師公會(「會計師公會」)頒佈之會計實務準則(「會計實務準則」)第12號(經修訂)「所得稅」。實行會計實務準則第12號(經修訂)之主要影響涉及遞延稅項。於過往年度，本集團採用收益表負債法就遞延稅項作出部份撥備，即將產生之時差確認為負債，惟於可見將來時差不被預期逆轉者除外。會計實務準則第12號(經修訂)規定須採用資產負債表負債法，據此就財務報表之資產及負債之賬面值與用作計算應課稅溢利之相應稅基準之所有臨時差額確認為遞延稅項，而僅有少數情況可屬例外。由於會計實務準則第12號(經修訂)並無任何特定過渡性要求，新會計政策已追溯地應用。因此，二零零二年之比較數額已予重列。於二零零二年一月一日，虧損減少3,934,000港元、少數股東權益增加3,729,000港元及遞延稅項資產增加7,663,000港元，乃政策變動有關二零零二年前期間之累計影響。更改之影響為截至二零零二年十二月三十一日止年度所得稅支出減少5,791,000港元。截至二零零二年十二月三十一日止年度少數股東應佔虧損亦減少2,818,000港元。

3. Significant Accounting Policies

The financial statements have been prepared under the historical cost convention as modified for the valuation of investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries and associates which are acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1st January, 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserve is included in the determination of the profit or loss on disposal.

3. 主要會計政策

財務報表乃根據歷史成本慣例法編製，並就投資物業及證券投資之估值作出修訂。

財務報表已遵照香港公認會計準則編製。所採納之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司每年結算至十二月三十一日止之財務報表。

於年內收購或出售之附屬公司及聯營公司業績分別由收購生效日期起或截至出售生效日期止(如適用)計入綜合收益表內。

商譽

綜合賬目產生之商譽指收購成本高於本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債公平值之數。

二零零一年一月一日前收購產生之商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時或決定商譽出現減值時在收益表扣除。

二零零一年一月一日後收購產生之商譽會撥作資本並按其估計可用經濟年期以直線基準攤銷。收購聯營公司產生之商譽計入聯營公司之賬面值。收購附屬公司產生之商譽在資產負債表內另行呈列。

出售附屬公司或聯營公司時，出售之損益已計及未攤銷商譽之應佔金額／以往以儲備撇銷之商譽之應佔金額。

3. Significant Accounting Policies *(Cont'd)*

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisition after 1st January, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

3. 主要會計政策 *(續)*

負商譽

負商譽指本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債之公平值高於收購代價之數。

二零零一年一月一日前收購產生之負商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時計入收益表。

二零零一年一月一日後收購產生之負商譽會列作資產之扣減並將根據產生有關結餘之情況之分析回撥為收益。

倘負商譽乃源自在收購當日經已預期之虧損或開支，則會於有關虧損或開支產生期間回撥為收益。其餘負商譽將按可辨識之所收購可折舊資產之尚餘平均使用年期以直線基準確認為收益。倘有關負商譽超出已收購可辨識非貨幣資產之總公平值，則會即時確認為收益。

收購聯營公司產生之負商譽自聯營公司之賬面值扣除。收購附屬公司產生之負商譽在資產負債表內另外列作資產之扣減。

於附屬公司之投資

於附屬公司之投資乃按成本值減任何已辨識之減值虧損在本公司之資產負債表列賬。

3. Significant Accounting Policies *(Cont'd)*

3. 主要會計政策（續）

Investments in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates less any identified impairment loss.

The results of the associates are accounted for by the Company on the basis of dividends received and receivable during the year. Investments in associates are included in the Company's balance sheet at cost as reduced by any identified impairment loss.

Recognition of revenue

Revenue of the Group for the year is recognised on the following bases:

Sales of goods is recognised when goods are delivered and title has passed to the customers.

Hotel revenue from rooms and other ancillary services are recognised when the services are rendered.

Sale of completed properties is recognised on the execution of a binding sale and purchase agreement.

Dividend income from investments in securities is recognised when the Group's rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rental invoiced in advance from properties let under operating leases, is recognised on a straight-line basis over the period of the respective leases.

Toll revenue is recognised on a receipt basis.

於聯營公司之投資

綜合收益表包括本集團所佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團所佔聯營公司之資產淨值減任何已辨識之減值虧損列賬。

本公司按年內已收及應收股息計算所佔聯營公司之業績。於聯營公司之投資乃按成本值減任何已辨識之減值虧損後在本公司之資產負債表列賬。

收入之確認

本集團於本年度之收入乃按下列基準確認：

銷售貨品乃在貨品交付客戶及貨品擁有權已轉移至客戶時予以確認。

酒店房間及其他配套服務之收入乃於提供服務時予以確認。

出售已落成物業之收入乃於訂立具約束力之買賣協議時予以確認。

證券投資所得股息收入乃在股東收取股息之權利確定後予以確認。

利息收入乃根據未償還之本金按時間比例及適用息率累計。

租金收入（包括就附有營業租約之物業預早開列發票之租金）乃於有關租約期內按直線基準予以確認。

路費收入按收訖基準確認。

3. Significant Accounting Policies *(Cont'd)*

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Property, plant and equipment

Construction in progress

Construction in progress are stated at cost, which includes land cost and the related construction cost and borrowing costs capitalised in accordance with the Group's accounting policies, less accumulated impairment losses. No depreciation or amortisation is provided on the construction in progress until the construction in progress is completed and the properties and assets are ready for use.

Other property, plant and equipment

Property, plant and equipment, other than construction in progress, is stated at cost less deprecation, amortisation and accumulated impairment losses.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. 主要會計政策 *(續)*

資產減值

本集團於每個結算日均會對有形及無形資產之賬面值作出評估，以確認有否任何跡象顯示有關資產出現減值。倘估計資產之可收回金額低於其賬面值，則會將資產之賬面值調低至可收回金額，減值虧損乃即時確認為開支。

倘減值虧損其後出現逆轉，則有關資產之賬面值將調升至經修訂之估計資產可收回金額，惟增加之賬面值不得超出假設有關資產未有於過往年度確認減值虧損時所釐定之賬面值。減值虧損之撥回即時確認為收益。

物業、廠房及設備

在建工程

在建工程按成本列賬，包括根據本集團之會計政策撥作資本之土地成本及相關建築成本及借貸成本減去累計減值虧損。在建工程亦不予折舊或攤銷，直至有關物業或資產落成及投入用途為止。

其他物業、廠房及設備

物業、廠房及設備(在建工程除外)乃按成本減折舊以及累計減值虧損列賬

出售資產或資產報廢所產生之收益或虧損乃根據銷售所得款項與資產賬面值兩者間之差額而釐定，並將在收益表內確認。

3. Significant Accounting Policies *(Cont'd)*

Property, plant and equipment *(Cont'd)*

Other property, plant and equipment (Cont'd)

Depreciation and amortisation is provided to write off the other items of the property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Leasehold land and land use rights	Over the term of the lease or land use rights
Buildings	2% or the term of the lease or land use rights, if shorter
Furniture and fixtures	10% — 25%
Machinery and equipment	10% — 20%
Motor vehicles	12.5% — 25%

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

3. 主要會計政策 *(續)*

物業、廠房及設備 *(續)*

其他物業、廠房及設備(續)

其他物業、廠房及設備項目之折舊乃按其估計可使用年期以直線基準法撇銷其成本減估計剩餘價值計算，每年折舊率如下：

租賃土地及土地使用權	按租約或土地使用權之年期
樓宇	2%或按租約或土地使用權之年期(以較短者為準)
傢俬及裝置	10% — 25%
機器及設備	10% — 20%
汽車	12.5% — 25%

根據融資租賃持有之資產之折舊乃按其估計可使用年期根據與本集團自置資產之相同基準計算。

證券投資

證券投資乃按交易日之基準確認及初步按成本計算。

持有至到期日債務證券以外之投資列作投資證券及其他投資。

投資證券(為持作明確長期投資目的之證券)乃於隨後之申報日期按成本計算，及減去任何非暫時性質之減值虧損。

其他投資乃按公平值計算，連同未變現收益及虧損計入期內之溢利或虧損淨額內。

3. Significant Accounting Policies *(Cont'd)*

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, which are assets that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Leased assets

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the original principal at the inception of the respective leases, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting year.

All other leases are classified as operating leases and the rentals payables are charged to the income statement on a straight-line basis over the relevant lease term.

Other asset

Other asset is stated at the lower of cost and net realisable value.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method.

3. 主要會計政策 *(續)*

借貸成本撥作資本

收購、建造或生產合資格資產(即需一段時間才可用於其擬定用途或銷售之資產)直接應佔之借貸成本均撥充該等資產之部份成本。在該等資產大致上可供擬定用途或銷售時，有關借貸成本則不再撥充資本。特定借款在用於合資格資產前進行暫時投資所得之投資收入，在撥作資本之借貸成本中扣除。

所有其他借貸成本於產生之期間確認為開支。

租賃資產

凡根據租約條款，資產擁有權之絕大部份風險與回報轉歸本集團所有之租約，均列作融資租約。根據融資租約持有之資產按收購當日之公平值撥充資本。出租人之相應債務(扣除利息開支)乃計入資產負債表作融資租賃承擔。融資成本(指總租賃承擔與所購入資產公平值之差額)於有關租約期間在收益表扣除，以此得出各會計年度有關承擔餘額之定期固定支出率。

所有其他租約皆列作經營租約，應付租金以直線法按相關租約年期在收益表扣除。

其他資產

其他資產乃按成本及可變現淨值兩者中之較低者列值。

存貨

存貨乃按成本及可變現淨值兩者中之較低值列值。成本乃按加權平均法計算。可變現淨值指在日常業務估計之售價減去估計完成所需成本及估計銷售所需成本。

3. Significant Accounting Policies *(Cont'd)*

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are dealt with in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed.

Pension/Retirement benefit scheme

The pension costs/retirement benefit scheme contributions relating to the defined contribution scheme/mandatory provident fund scheme charged to the income statement represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes. The amount of contributions payable to pension schemes in jurisdictions other than Hong Kong are charged to the income statement.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

3. 主要會計政策 *(續)*

外幣

以港元以外之貨幣交易初步均按交易當日之滙率折算。以港元以外之貨幣為單位之貨幣資產及負債則按結算日之滙率再行折算。因滙兑而產生之損益均列入收益表內處理。

於綜合賬目時，本集團香港以外業務之資產及負債按結算日之通行匯率換算。收支項目按年內平均匯率換算。由此產生之匯兑差額(如有)列作權益並轉入本集團之匯兑儲備。該等匯兑差額於出售業務期間確認作收入或開支。

退休金／退休福利計劃

有關定額供款計劃／強制性公積金計劃之退休金成本／退休福利計劃供款在收益表扣除，乃本集團根據有關計劃規則訂明之比例，應向計劃作出之供款。過去向香港以外之司法權區之計劃作出之供款金額在收益表扣除。

税項

所得税開支指現時應付税項及遞延税項。

現時應付税項乃按本期間應課税盈利計算。應課税盈利與收入表中所報盈利淨額不同，乃由於前者不包括在其他期間應課税或可扣税收入及開支，並且不包括收入表內從未課税及扣税之項目。本集團本期税項乃按現行税率或結算日時實際確立之税率計算。

3. Significant Accounting Policies *(Cont'd)*

Taxation *(Cont'd)*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. 主要會計政策 *(續)*

稅項 *(續)*

遞延稅項為就財務報表資產及負債賬面值及計算應課稅盈利相應稅基差額而須支付或收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時時差扣稅之應課稅盈利時提撥。若於一項交易中，因商譽(或負商譽)或因業務合併以外原因開始確認其他資產及負債而引致之臨時時差既不影響應課稅務盈利、亦不影響會計盈利，則不會確認該等資產及負債。

遞延稅項負債乃按因於附屬公司及聯營公司之投資而引致之應課稅臨時差異而確認，惟若本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討，並於沒可能會有足夠應課稅盈利恢復全部或部分資產價值時作調減。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收入表中扣除或計入收入表。惟倘遞延稅項直接在股本權益中扣除或計入股本權益之情況(在此情況下遞延稅項亦會於股本權益中處理)除外。

4. Turnover

4. 營業額

		2003 二零零三年 **HK$'000** 港幣千元	2002 二零零二年 HK$'000 港幣千元
Sales of goods, net of returns and sales taxes	貨品銷售，扣除退貨及銷售稅	**2,884,493**	3,435,370
Toll highway operation	經營收費高速公路	**—**	66,418
Sales of properties	物業銷售	**—**	51,231
Hotel operation	酒店經營	**—**	42,378
Rental income	租金收入	**—**	6,338
		2,884,493	3,601,735

The Group carries out its activities primarily in the People's Republic of China ("PRC") and Hong Kong, details of the analysis of the Group's turnover and contribution to results from operations by principal business segment and geographical market are set out in note 5.

本集團主要在中華人民共和國（「中國」）及香港經營業務，本集團按主要業務分部及地區市場劃分之營業額及經營業績貢獻之分析詳情載於附註5。

5. Segmental Information

5. 分部資料

Business segments

For management purposes, the Group is currently organised into the following two major divisions — pharmaceutical products and investments in securities and advance. These divisions are the basis on which the Group reports its primary segment information.

Pharmaceutical products	—	Manufacturing and trading of chinese and western medicine products
Investments in securities and advance	—	Investments in securities and advance of funds

業務分部

就管理而言，本集團現時之部門架構為兩個主要分部—藥品及證券投資與墊款。該等部門乃本集團呈報其首要分部資料之基準。

藥品	—	生產及銷售中西藥產品
證券投資與墊款	—	證券投資及墊付款項

5. Segmental Information (Cont'd)

5. 分部資料（續）

An analysis of the Group's turnover and contribution to operating results and segmental assets and liabilities by business segments is as follows:

本集團按業務分部劃分之營業額及經營業績貢獻分析如下：

		Discontinuing operation 正終止經營業務	Continuing operation 持續經營業務					
		Tires 輪胎	Pharmaceutical products 藥品	Investments in securities and advance 證券投資與墊款	Others 其他	Sub-total 小計	Elimination 對銷	Consolidated 綜合
		HK$'000 港幣千元 (note a) (附註a)	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
For the year ended 31st December, 2003	*截至二零零三年十二月三十一日止年度*							
REVENUE	收益							
External	對外	2,653,056	252,195	46,369	27,356	325,920	—	2,978,976
Inter-segment	分部間	—	—	—	984	984	(984)	—
		2,653,056	252,195	46,369	28,340	326,904	(984)	2,978,976
RESULT	業績							
Segment result	分部業績	95,847	154	(17,615)	(19,032)	(36,493)	(984)	58,370
Unallocated corporate expenses	未分攤企業支出							(15,507)
Finance costs	融資成本							(50,712)
Interest income	利息收入	4,457	49	40,041	3,869	43,959	—	48,416
Dividend income	股息收入	—	—	2,832	—	2,832	—	2,832
Gain on disposal/dilution of interests in subsidiaries	出售／攤薄附屬公司權益之收益	3,711	8,587	—	46	8,633	—	12,344
Loss on disposal/liquidation of interests in associates	出售／清盤聯營公司權益之虧損	—	—	(36,481)	—	(36,481)	—	(36,481)
Share of results of associates	所佔聯營公司之業績	14,188	2	(202,262)	12,338	(189,922)	—	(175,734)
Allowance on receivables advanced to an associate	墊付予一家聯營公司之應收賬撥備	—	—	(12,712)	—	(12,712)	—	(12,712)
Loss before taxation	稅前虧損							(169,184)
Taxation	稅項							(10,935)
Loss before minority interests	未計少數股東權益之虧損							(180,119)
Minority interests	少數股東權益							(9,409)
Net loss for the year	年度虧損淨額							(189,528)

Inter-segment revenue are charged at terms determined and agreed between the group companies.

分部間收益乃按集團公司所決定及協定之條款收取。

5. Segmental Information *(Cont'd)* 5. 分部資料 *(續)*

		Discontinuing operation 正終止經營業務	Continuing operation 持續經營業務					
		Tires 輪胎	Pharmaceutical products 藥品	Investments in securities and advance 證券投資與墊款	Others 其他	Sub-total 小計	Elimination 對銷	Consolidated 綜合
		HK$'000 港幣千元 (note a) (附註a)	*HK$'000 港幣千元*	*HK$'000 港幣千元*	*HK$'000 港幣千元*	*HK$'000 港幣千元*	*HK$'000 港幣千元*	*HK$'000 港幣千元*
Assets and liabilities at 31st December, 2003	*於二零零三年十二月三十一日之資產與負債*							
ASSETS	資產							
Segment assets	分部資產	–	88,395	953,060	88,670	1,130,125	–	1,130,125
Interests in associates	於聯營公司之權益	–	15,416	354,360	453,371	823,147	–	823,147
Unallocated total assets	未分攤總資產	–	–	–	–	–	–	235,972
Consolidated total assets	綜合總資產							2,189,244
LIABILITIES	負債							
Segment liabilities	分部負債	–	(56,505)	(4,110)	(24,516)	(85,131)	–	(85,131)
Unallocated corporate liabilities	未分攤企業負債	–	–	–	–	–	–	(320,573)
Consolidated total liabilities	綜合總負債							(405,704)
Other information for the year ended 31st December, 2003	*截至二零零三年十二月三十一日止年度之其他資料*							
Capital expenditure	資本支出							
– Property, plant and equipment	一物業、廠房及設備	260,872	7,978	–	22	8,000	–	268,872
Depreciation and amortisation	折舊及攤銷	47,750	11,454	–	770	12,224	–	59,974
Impairment loss of goodwill	商譽減值虧損	–	–	–	20,387	20,387	–	20,387
Other non-cash expenses	其他非現金支出	–	4	107,312	–	107,316	–	107,316
Gain on disposal of investments in securities	出售證券投資收益	–	–	46,368	–	46,368	–	46,368
Gain (loss) on disposal of property, plant and equipment	出售物業、廠房及設備之收益(虧損)	16,122	(127)	–	–	(127)	–	15,995

Inter-segment revenue are charged at terms determined and agreed between the group companies.

分部間收益乃按集團公司所決定及協定之條款收取。

5. Segmental Information (Cont'd) 5. 分部資料（續）

		Discontinuing operations 正終止經營業務								Continuing operations 持續經營業務					
		Tires 輪胎	Toll highway operation 經營收費高速公路	Consumer goods 消費品	Electronic products 電子產品	Property investment 物業投資	Hotel operation 酒店經營	Heavy industry 重工業	Sub-total 小計	Pharmaceutical products 藥品	Investments in securities and advance 證券投資與墊款	Others 其他	Sub-total 小計	Elimination 對銷	Consolidated 綜合
		HK$'000 港幣千元 (Note a) (附註a)	HK$'000 港幣千元 (Note b) (附註b)	HK$'000 港幣千元 (Note b) (附註b)	HK$'000 港幣千元 (Note b) (附註b)	HK$'000 港幣千元 (Note b) (附註b)	HK$'000 港幣千元 (Note b) (附註b)	HK$'000 港幣千元 (Note b) (附註b)	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
For the year ended 31st December, 2002	*截至二零零二年十二月三十一日止年度*														
REVENUE	收益														
External	對外	3,063,693	66,418	–	–	57,953	42,378	131,891	3,362,333	264,786	71,760	14,882	351,428	–	3,713,761
Inter-segment	分部間	–	–	–	–	–	–	–	–	–	–	1,840	1,840	(1,840)	–
		3,063,693	66,418	–	–	57,953	42,378	131,891	3,362,333	264,786	71,760	16,722	353,268	(1,840)	3,713,761
RESULT	業績														
Segment result	分部業績	(73,789)	(45,968)	–	–	(14,352)	(300)	18,023	(116,386)	18,058	(284,532)	5,988	(260,486)	(984)	(377,856)
Unallocated corporate expenses	未分配企業支出														(191,537)
Finance costs	融資成本														(109,460)
Interest income	利息收入	17,772	–	391	–	–	270	–	18,433	92	19,431	–	19,523	–	37,956
Dividend income	股息收入	–	–	1,369	–	–	–	–	1,369	–	2,363	–	2,363	–	3,732
Gain (loss) on disposal/dilution of interests in subsidiaries	出售／攤薄附屬公司權益之收益（虧損）	9,812	32,768	34,912	(9,002)	–	–	1,679	70,169	–	(5,976)	–	(5,976)	–	64,193
Gain on disposal/dilution of interests in associates	出售／攤薄聯營公司權益之收益	–	–	–	–	–	–	–	–	–	14,980	–	14,980	–	14,980
Share of results of associates	所佔聯營公司之業績	(94,415)	–	–	–	–	(151)	–	(94,566)	–	(43,190)	182	(43,008)	–	(137,574)
Loss before taxation	稅前虧損														(695,566)
Taxation	稅項														(12,250)
Loss before minority interests	未計少數股東權益之虧損														(707,816)
Minority interests	少數股東權益														233,682
Net loss for the year	年度虧損淨額														(474,134)
Assets and liabilities at 31st December, 2002	*於二零零二年十二月三十一日之資產與負債*														
ASSETS	資產														
Segment assets	分部資產	2,077,663	–	–	–	–	–	–	2,077,663	114,115	992,850	729,692	1,836,657	–	3,914,320
Interests in associates	於聯營公司之權益	323,530	–	–	–	–	306,326	–	629,856	–	209,572	337	209,909	–	839,765
Unallocated total assets	未分配總資產														9,951
Consolidated total assets	綜合總資產														4,764,036
LIABILITIES	負債														
Segment liabilities	分部負債	(838,339)	–	–	–	–	–	–	(838,339)	(96,221)	–	(282,293)	(378,514)	–	(1,216,853)
Unallocated corporate liabilities	未分配企業負債														(1,084,188)
Consolidated total liabilities	綜合總負債														(2,301,041)
Other information for the year ended 31st December, 2002	*截至二零零二年十二月三十一日止年度之其他資料*														
Capital expenditure	資本支出														
– Property, plant and equipment	一物業、廠房及設備	272,142	1,240	–	–	7,830	9,691	3,191	294,094	40,204	–	13	40,217	–	334,311
– Properties under/held for development	一持作發展物業	–	–	–	–	3,760	–	–	3,760	–	–	–	–	–	3,760
Depreciation and amortisation	折舊及攤銷	97,402	23,784	–	–	1,659	1,338	2,063	126,246	11,090	–	820	11,910	–	138,156
Impairment loss	減值虧損	275,294	70,467	–	–	10,254	–	–	356,015	–	–	–	–	–	356,015
Other non-cash expenses	其他非現金支出	37,795	–	–	–	–	–	–	37,795	–	358,161	–	358,161	–	395,956
Gain on disposal of investments in securities	出售證券投資收益	–	–	–	–	–	–	–	–	–	71,760	–	71,760	–	71,760
Gain on disposal of property, plant and equipment	出售物業、廠房及設備收益	–	–	–	–	–	–	–	–	–	–	82	82	–	82
Loss on disposal of investment property	出售投資物業虧損	–	–	–	–	–	–	–	–	–	–	2,000	2,000	–	2,000

Inter-segment revenue are charged at terms determined and agreed between the group companies.

分部間收益乃按集團公司所決定及協定之條款收取。

5. Segmental Information *(Cont'd)*

5. 分部資料 *(續)*

Notes:

(a) Following the disposal/dilution of interest in subsidiaries engaged in tire operation during the year ended 31st December, 2003, the tire operation was regarded as discontinuing operation during the year ended 31st December, 2003.

(b) Following the disposal of certain subsidiaries of the Group during the year ended 31st December, 2002, these operations were regarded as discontinuing operation. Details of these are set out in the annual financial statements of the Company for the year ended 31st December, 2002 dated 23rd April, 2003.

The aggregate carrying amounts of the assets and liabilities of the discontinuing operations at the date of discontinuance during the year ended 31st December, 2002 and 2003 were as follows:

附註：

(a) 於截至二零零三年十二月三十一日止年度出售／攤薄從事輪胎業務之附屬公司權益後，輪胎業務於截至二零零三年十二月三十一日止年度被視為正終止經營業務。

(b) 於截至二零零二年十二月三十一日止年度出售若干附屬公司後，該等業務被視為正終止經營業務。詳見二零零三年四月二十三日之本公司截至二零零二年十二月三十一日止年度之年報。

截至二零零二年及二零零三年十二月三十一日上年度內終止經營業務於終止經營當日之資產及負債合計賬面值如下：

		2003 **二零零三年**	2002 二零零二年				
		Tire operation **輪胎業務**	Toll highway operation 經營高速公路業務	Consumer goods 消費產品	Electronic products 電子產品	Property investment and hotel operation 物業投資及酒店業務	Heavy industry 重工業
		HK$'000 ***港幣千元***	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*
Total assets	總資產	**2,853,657**	728,010	138,620	27,821	908,670	191,405
Total liabilities	總負債	**(2,038,170)**	(649,650)	(46,425)	(14,405)	(264,749)	(145,319)
Operating cash in (out) flow	經營現金流入(出)	**144,681**	44,561	—	(4,782)	80,877	8,606
Cash outflow in respect of investing activities	有關投資活動之現金流出	**(503,710)**	(3,867)	—	—	(48,025)	—
Cash in (out) flow in respect of financing activities	有關融資活動之現金流入(出)	**286,462**	(36,442)	—	—	65,068	(8,015)
Net operating cash in (out) flow	經營現金流入(出)淨額	**(72,567)**	4,252	—	(4,782)	97,920	591

5. Segmental Information *(Cont'd)*

5. 分部資料 *(續)*

Geographical Segments

地區分部

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

本集團按地區市場劃分之營業額分析如下(當中並無計及貨品/服務之來源地):

		Turnover 營業額	
		2003 二零零三年	2002 二零零二年
		HK$'000 *港幣千元*	*HK$'000* *港幣千元*
The PRC	中國	**2,683,004**	2,624,238
Hong Kong	香港	**172,080**	246,372
Overseas	海外	**29,409**	731,125
		2,884,493	3,601,735

The following is an analysis of the carrying amount of segment assets and capital additions analysed by the geographical area in which the assets are located:

本集團分部資產之賬面值與資本添置按資產所在地區分析如下:

		Carrying amount of segment assets at 31st December 截至十二月三十一日止之分部資產之賬面值		Capital additions for the year ended 31st December 截至十二月三十一日止之資本添置	
		2003 二零零三年	2002 二零零二年	**2003** 二零零三年	2002 二零零二年
		HK$'000 *港幣千元*	*HK$'000* *港幣千元*	**HK$'000** *港幣千元*	*HK$'000* *港幣千元*
The PRC	中國	**752,431**	2,447,005	**260,872**	279,093
Hong Kong	香港	**1,263,279**	2,297,828	**8,000**	58,978
Overseas	海外	**173,534**	19,203	**—**	—
		2,189,244	4,764,036	**268,872**	338,071

6. Other Operating Income

6. 其他經營收入

		2003 二零零三年 ***HK$'000*** *港幣千元*	2002 二零零二年 *HK$'000* *港幣千元*
Interest income	利息收入	**48,416**	37,956
Gain on disposal of investments in securities	出售證券投資收益	**46,368**	71,760
Dividend income from listed investments	上市投資之股息收入	**2,832**	3,732
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益	**15,995**	82
Net exchange gain	滙兑收益淨額	**23,108**	8,700
Sale of scrap materials	廢料銷售	**—**	18,052
Others	其他	**9,012**	13,432
		145,731	153,714

7. Other Expenses

7. 其他支出

		2003 二零零三年 **HK$'000** 港幣千元	2002 二零零二年 HK$'000 港幣千元
Impairment loss on:	以下項目之減值虧損：		
Property, plant and equipment	物業、廠房及設備		
— toll highway	— 收費高速公路	**—**	70,467
— construction in progress	— 在建工程	**—**	45,354
— leasehold properties	— 租賃物業	**—**	64,404
— machinery and equipment	— 機器及設備	**—**	164,304
— motor vehicles	— 汽車	**—**	1,232
		—	345,761
Properties held for sale	待售物業	**—**	1,185
Investment properties	投資物業	**—**	9,069
Goodwill on acquisition of subsidiaries	收購附屬公司之商譽	**20,387**	—
Allowances for inventories	存貨撥備	**4**	20,347
Unrealised holding loss on investments in securities	持有證券投資之未變現虧損	**37,604**	232,636
Allowances for bad and doubtful debts	呆壞賬撥備	**10,728**	85,741
Allowances for loan and interest receivables	貸款及應收利息撥備	**43,810**	57,232
Allowances for amounts due from associates	應收聯營公司款項撥備	**2,458**	—
Loss on disposal of investment property	出售投資物業之虧損	**—**	2,000
Staff redundancy cost	冗員成本	**1,938**	—
Others	其他	**1,467**	6,573
		118,396	760,544

8. Profit (Loss) From Operations 8. 經營溢利（虧損）

		2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
Profit (loss) from operations has been arrived at after charging:	經營溢利（虧損）已扣除下列各項：		
Staff costs	員工成本		
— directors remuneration *(note 9(a))*	— 董事酬金 *（附註9(a)）*	**3,217**	3,205
— other staff costs *(note 9(b))*	— 其他員工成本 *（附註9(b)）*	**150,543**	318,041
— retirement benefits scheme contributions, excluding directors	— 退休福利計劃供款（不包括董事）	**27,196**	24,679
— redundancy payment	— 冗員支出	**1,938**	—
Total staff costs	總員工成本	**182,894**	345,925
Auditors' remuneration	核數師酬金		
Current year	本年度	**5,427**	7,846
Overprovision in prior years	過往年度超額撥備	**(381)**	(380)
Depreciation and amortisation of property, plant and equipment	物業、廠房及設備之折舊及攤銷	**58,346**	136,522
Amortisation of goodwill included in administrative expenses	計入行政支出之商譽攤銷	**1,628**	1,634
and after crediting:	並計入：		
Net rental income in respect of premises after outgoings of HK$1,111,000	物業租金淨額（已扣除支出1,111,000港元）	**—**	12,272

9. Directors' and Employee Remuneration

9. 董事及僱員酬金

(a) Directors' Remuneration

(a) 董事酬金

		2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
Fees	袍金		
— Executive directors	— 執行董事	—	—
— Non-executive directors	— 非執行董事	—	—
— Independent non-executive directors	— 獨立非執行董事	228	178
		228	178
Other emoluments	其他酬金		
— Executive directors	— 執行董事		
Salaries and other benefits	薪酬及其他利益	2,965	2,999
Retirement benefits scheme contributions	退休福利供款	24	28
		2,989	3,027
		3,217	3,205

9. Directors' and Employee Remuneration *(Cont'd)* 9. 董事及僱員酬金(續)

(a) Directors' Remuneration *(Cont'd)* (a) 董事酬金(續)

The number of directors (including alternate directors) whose remuneration falls within the bands set out below is as follows:

屬於下文所載酬金範圍內之董事(包括替任董事)人數如下:

HK$ *港幣*		**2003 二零零三年 Number of directors 董事人數**	2002 二零零二年 Number of directors 董事人數
Nil to 1,000,000	零至1,000,000	**9**	10
1,000,001 to 1,500,000	1,000,001至1,500,000	**1**	2
1,500,001 to 2,000,000	1,500,001至2,000,000	**1**	—
		11	12

During the year, no emoluments were paid by the Group to any director as an inducement to join or upon joining the Group or as compensation for loss of office.

於年內,本集團並無向任何董事支付酬金作為鼓勵加入本集團或加入本集團後之獎勵或作為離職補償。

(b) Employees' Remuneration (b) 僱員酬金

The five highest paid individuals in the Group included two (2002: three) directors of the Company, details of whose salaries and other benefits are set out above. The aggregate remuneration of the remaining highest paid individuals, who are employees of the Group, is as follows:

本集團五名最高薪酬人士包括本公司兩名(二零零二年:三名)董事,彼等之酬金及其他利益所詳情載於上文。餘下最高薪酬人士為本集團之僱員,彼等之薪酬總額如下:

		2003 二零零三年 *HK$'000 港幣千元*	2002 二零零二年 *HK$'000 港幣千元*
Salaries and other benefits	薪金及其他利益	**1,551**	1,680

9. Directors' and Employee Remuneration (Cont'd) 9. 董事及僱員酬金(續)

(b) Employees' Remuneration (Cont'd) (b) 僱員酬金(續)

HK$ 港幣		2003 二零零三年 Number of employees 僱員人數	2002 二零零二年 Number of employees 僱員人數
Nil to 1,000,000	零至1,000,000	3	1
1,000,001 to 1,500,000	1,000,001至1,500,000	—	1

10. Finance Costs 10. 融資成本

		2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
Interest on borrowings wholly repayable within five years:	須於五年內悉數償還之借貸利息:		
Bank borrowings	銀行借貸	34,455	60,034
Other borrowings	其他借貸	16,246	17,257
Obligations under finance leases	融資租約債項	11	10
		50,712	77,301
Interest on bank borrowings not wholly repayable within five years	毋須於五年內悉數償還之銀行借貸利息	—	36,443
		50,712	113,744
Less: Amount capitalised in construction in progress	*減*:在建工程之撥作資本款額	—	(4,284)
		50,712	109,460

Borrowing costs capitalised during the year ended 31st December, 2002 arose on the general borrowing pool and are calculated by applying a capitalisation rate of 5.87% to expenditure on qualifying assets.

一般借貸組合於截至二零零二年十二月三十一日止年度內產生之借貸成本乃撥充資本,並以合資格資產開支乘以撥作資本比率5.87%計算。

11. Taxation 11. 稅項

	2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
The charge (credit) comprises: 稅項支出（抵免）包括：		
Taxation in other jurisdictions 其他司法權區之稅項		
— Current year 一 本年度	**11,467**	18,041
— Underprovision in prior years 一 過往年度之撥備不足	**238**	—
Hong Kong Profits Tax 香港利得稅	**—**	—
	11,705	18,041
Deferred tax credit *(note 20)* 遞延稅項抵免 *(附註20)*	**(770)**	(5,791)
Taxation attributable to the Company and its subsidiaries 本公司及其附屬公司應佔稅項	**10,935**	12,250

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year. Hong Kong Profits Tax rate was changed from 16% to 17.5% with effect from 2003/2004 year of assessment. No provision for Hong Kong Profits Tax was made in the financial statements for both years as the subsidiaries operated in Hong Kong has no assessable profit for both years.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. Pursuant to the relevant laws and regulations in the PRC, certain PRC subsidiaries of the Group are exempted from PRC income tax for two years starting from their first profit-making year, followed by a 50% reduction for the next three years.

香港利得稅乃按年內估計應課稅溢利之17.5%（二零零二年：16%）計算。香港利得稅率由16%增至17.5%乃於二零零三／二零零四課稅年度起生效。由於本公司與其附屬公司在兩年內均無應課稅溢利，故並無在財務報表作出香港利得稅撥備。

其他司法權區之稅項乃按個別司法權區之適用稅率計算。根據有關中國法律及法規，若干本集團中國附屬公司由首個獲利年度起獲豁免中國所得稅兩年，其後三年則獲稅項減半。

11. Taxation (Cont'd) / 11. 稅項(續)

The tax charge for the year can be reconciled to the loss before taxation as per the consolidated income statement as follows:

本年度稅項支出可與稅前虧損經綜合收益表反映如下：

		2003 二零零三年		2002 二零零二年	
		HK$'000 港幣千元	***% 百分比***	*HK$'000 港幣千元*	*% 百分比*
Loss before taxation	稅前虧損	**(169,184)**		(695,566)	
Tax at the average income tax rate *(Note a)*	按平均所得稅率計算之稅款(*附註a*)	**(51,297)**	**(30.3)**	(206,442)	(29.7)
Tax effect of income not taxable in determining taxable profit	釐定應課稅溢利時不可課稅收入之稅務影響	**(28,399)**	**(16.8)**	(195,401)	(28.1)
Tax effect of expenses not deductible for tax purpose	計稅用不可扣減開支之稅務影響	**87,025**	**51.4**	364,604	52.4
Underprovision in respect of prior year	去年撥備不足	**238**	**0.1**	—	—
Tax effect of tax losses not recognised	未確認稅務虧損之稅務影響	**2,209**	**1.3**	4,857	0.7
Utilisation of tax losses previously not recognised	動用先前未確認稅務虧損	**(3,084)**	**(1.8)**	—	—
Effect of tax exemption granted to PRC subsidiaries	授予中國附屬公司稅務減免之影響	**(13,104)**	**(7.7)**	(22,738)	(3.3)
Effect of different tax rates of subsidiaries operating in other jurisdictions	在不同司法權區經營之附屬公司稅率各異之影響	**16,570**	**9.8**	67,544	9.8
Others	其他	**777**	**0.5**	(174)	—
Tax expense and effective tax rate for the year	本年度稅項開支及實際稅率	**10,935**	**6.5**	12,250	1.8

Notes:

(a) The average income tax rate for the year ended 31st December, 2003 represents the weighted average income tax of the operations in different jurisdictions on the basis of the relative amounts of net profits before taxation and the related statutory rates.

(b) As at 31st December, 2003, the Group had unused tax loss of approximately HK$231,337,000 (2002: HK$326,873,000) available for offset against future profits. No deferred tax asset has been recognised in respect of the unused tax losses due to the unpredictability of future profits streams.

附註：

(a) 截至二零零三年十二月三十一日止年度平均所得稅率即不同司法權區營運之加權平均所得稅，計算基準為稅前純利及相關法定稅率之有關款額。

(b) 於二零零三年十二月三十一日，本集團有未使用稅務虧損約231,337,000港元(二零零二年：326,873,000港元)可用以抵銷未來溢利。鑒於未來溢利來源之不明朗性，故未有就未使用稅務虧損確認遞延稅項資產。

12. Loss per Share

The calculation of the basic loss per share is based on the net loss for the year of approximately HK$189,528,000 (2002: HK$474,134,000) and on the weighted average of 829,734,016 (2002: adjusted weighted average of 620,259,682 after taking into account the effect of rights issue carried out by the Company in August 2002) ordinary shares in issue during the year.

No disclosure of the diluted loss per share has been shown for the year ended 31st December, 2003 and 2002 as the exercise of the share options and warrants would result in a decrease in loss per share.

12. 每股虧損

每股基本虧損乃根據年度之虧損淨額189,528,000港元（二零零二年：474,134,000港元）及年內已發行普通股之經調整加權平均數829,734,016股（二零零二年：經調整加權平均數620,259,682股已計入本公司二零零二年八月配售新股之影響）計算。

由於行使購股權及認股權證會導致截至二零零三年及二零零二年十二月三十一日止年度每股虧損減少，故此並無列示該兩個年度之每股攤薄虧損。

13. Property, Plant and Equipment 13. 物業、廠房及設備

		Land and buildings 土地及樓宇	Furniture and fixtures 傢俬及裝置	Machinery and equipment 機器及設備	Motor vehicles 汽車	Construction in progress 在建工程	Total 總額
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
THE GROUP	**本集團**						
COST	成本值						
At 1st January, 2003	於二零零三年一月一日	345,297	59,743	1,028,341	33,675	118,933	1,585,989
Currency realignment	幣值重估	(1,301)	682	(3,521)	72	(419)	(4,487)
Reclassification	重新分類	138	1,602	—	—	(1,740)	—
Additions	添置	1,778	5,902	8,390	2,329	250,473	268,872
Transfer	轉撥	29,417	—	127,136	—	(156,553)	—
Disposals	出售	(132)	(4,728)	(27,883)	(1,209)	—	(33,952)
Disposal of subsidiaries	出售附屬公司	(307,253)	(30,105)	(973,696)	(31,262)	(209,934)	(1,552,250)
At 31st December, 2003	於二零零三年十二月三十一日	67,944	33,096	158,767	3,605	760	264,172
DEPRECIATION, AMORTISATION and IMPAIRMENT LOSS	折舊、攤銷及減值虧損						
At 1st January, 2003	於二零零三年一月一日	169,337	4,052	598,776	21,692	45,354	839,211
Currency realignment	幣值重估	(485)	724	(1,880)	(65)	—	(1,706)
Provided for the year	年內撥備	9,286	8,215	38,879	1,966	—	58,346
Eliminated on disposals	出售後撇除	(5,199)	(4,020)	(14,315)	(419)	—	(23,953)
Eliminated on disposal of subsidiaries	出售附屬公司後撇除	(115,328)	(5,356)	(463,927)	(20,917)	(45,354)	(650,882)
At 31st December, 2003	於二零零三年十二月三十一日	57,611	3,615	157,533	2,257	—	221,016
NET BOOK VALUES	賬面淨值						
At 31st December, 2003	於二零零三年十二月三十一日	10,333	29,481	1,234	1,348	760	43,156
At 31st December, 2002	於二零零二年十二月三十一日	175,960	55,691	429,565	11,983	73,579	746,778
THE COMPANY	**本公司**						
COST	成本值						
At 1st January, 2003	於二零零三年一月一日	6,824	1,488	1,316	541	—	10,169
Additions	添置	—	—	22	—	—	22
At 31st December, 2003	於二零零三年十二月三十一日	6,824	1,488	1,338	541	—	10,191
DEPRECIATION	折舊						
At 1st January, 2003	於二零零三年一月一日	532	603	1,002	202	—	2,339
Provided for the year	年內撥備	171	285	179	135	—	770
At 31st December, 2003	於二零零三年十二月三十一日	703	888	1,181	337	—	3,109
NET BOOK VALUES	賬面淨值						
At 31st December, 2003	於二零零三年十二月三十一日	6,121	600	157	204	—	7,082
At 31st December, 2002	於二零零二年十二月三十一日	6,292	885	314	339	—	7,830

13. Property, Plant and Equipment *(Cont'd)*

13. 物業、廠房及設備*（續）*

At the balance sheet dates, the land and buildings of the Group and the Company are held under medium-term land use rights in the PRC.

於結算日，本集團及本公司之土地及樓宇均於中國以中期土地使用權持有。

The net book value of motor vehicles and furniture and fixtures as at 31st December, 2003 included an amount of approximately HK$173,000 (2002: HK$237,000) in respect of assets held under finance leases.

汽車與傢俬及裝置於二零零三年十二月三十一日之賬面淨值包括關於根據融資租約持有之資產約173,000港元（二零零二年：237,000港元）之款項。

14. Payment for Acquisition of Land Development Rights

14. 收購土地發展權所付款項

The Group And The Company

本集團及本公司

During the year ended 31st December, 2001, an agreement was entered into between the Company and 北京市順義區李橋鎮人民政府 (the "People's Government of Li Qiao Town") for the joint development project of a piece of land which is adjacent to the eastern side of Beijing Capital Airport, the PRC, under which the Company agreed to make an aggregate payment of approximately RMB230,000,000 (equivalent to HK$216,981,000) to the People's Government of Li Qiao Town for the land development right of the project.

於截至二零零一年十二月三十一日止年度，本公司與北京市順義區李橋鎮人民政府（「李橋鎮人民政府」）就一幅鄰近中國北京首都機場東面之土地之聯合發展項目訂立協議；據此，本公司同意就該項目之土地發展權向李橋鎮人民政府合共支付約人民幣230,000,000元（相等於216,981,000港元）。

On 22nd July, 2003, the Group entered into an agreement with the People's Government of Li Qiao Town for the termination of this project. In accordance with the terms of the agreement, the People's Government of Li Qiao Town will refund the previously paid partial payment to the Group and will provide the damage claim for RMB10,000,000. Before the termination of the joint development project, partial payments of approximately RMB20,500,000, equivalent to approximately HK$19,223,000 (2002: RMB8,000,000, equivalent to approximately HK$7,441,000) was paid by the Company. The Company had also incurred consultancy fee and project management fee for this project totalling approximately HK$8,774,000 (2002: approximately HK$7,246,000) before termination of the joint development project.

二零零三年七月二十二日，本集團與李橋鎮人民政府訂立協議以終止此項目。根據該協議之條款，李橋鎮人民政府將向本集團退回先前已支付之部份款項，並會提供人民幣10,000,000元之損失賠償。於聯合發展項目終止前，本公司支付部份款項，為數約人民幣20,500,000元，相等約19,223,000港元（二零零二年：人民幣8,000,000元，相等於約7,441,000港元）。本公司亦在終止此聯合發展項目前就此項目支付顧問費及項目管理費合計約8,774,000港元（二零零二年：約7,246,000港元）。

Regarding the termination of the joint development project, RMB18,000,000 (equivalent to approximately HK$16,965,000) was repaid by the People's Government of Li Qiao Town to the Group.

就是次終止聯合發展項目，李橋鎮人民政府已向本集團償還人民幣18,000,000元(相等於約16,965,000港元)。

14. Payment for Acquisition of Land Development Rights *(Cont'd)*

14. 收購土地發展權所付款項（續）

The Group And The Company *(Cont'd)*

本集團及本公司（續）

The remaining balance of HK$10,000,000 after allowances of HK$1,032,000 made in the financial statements during the year ended 31st December 2003, which in the opinion of the directors, will be recoverable from the People's Government of Li Qiao Town, is classified as other receivables as at 31st December, 2003.

董事認為餘款10,000,000港元(已於截至二零零三年十二月三十一日止年度之財務報表作出撥備1,032,000港元)可向李橋鎮人民政府收回，故已列作於二零零三年十二月三十一日之其他應收款項。

15. Goodwill

15. 商譽

		The Group 本集團	
		2003 二零零三年	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*
COST	成本值		
At 1st January	於一月一日	**33,082**	33,203
Arising from acquisition of subsidiaries	收購附屬公司所產生	**387**	—
Eliminated on disposal of subsidiaries	出售附屬公司時對銷	**—**	(121)
At 31st December	於十二月三十一日	**33,469**	33,082
AMORTISATION AND IMPAIRMENT	攤銷及減值		
At 1st January	於一月一日	**2,129**	495
Provided for the year	年內撥備	**1,628**	1,634
Impairment loss recognised	已確認減值虧損	**20,387**	—
At 31st December	於十二月三十一日	**24,144**	2,129
NET BOOK VALUES	賬面淨值		
At 31st December	於十二月三十一日	**9,325**	30,953

Goodwill is amortised on a straight-line basis and the amortisation period for goodwill is 20 years.

商譽按直線基準以商譽之攤銷期分二十年攤銷。

15. Goodwill *(Cont'd)*

As explained in note 40, the Group entered into a conditional agreement on 19th March, 2004 to dispose of its entire interests in Tung Fung Hung Investment Limited ("Tung Fong Hung") to a third party subsequent to 31st December, 2003. The directors have considered the consideration receivable from the said disposal and have identified the impairment loss attributable to the goodwill arising from acquisition of Tung Fong Hung amounting to approximately HK$20 million. The amount was charged to the consolidated income statement accordingly.

15. 商譽 *(續)*

附註40所述，本集團於二零零四年三月十九日訂立有條件協議以出售Tung Fung Hung Investment Limited (「東方紅」)全部權益予第三方。董事考慮到上述出售事項應收取之代價後確認收購東方紅產生之商譽之應佔減值虧損約為20,000,000港元。因此，有關款項已於綜合收益表扣除。

16. Investments in Subsidiaries/Receivables due from Subsidiaries/Payables due to Subsidiaries

16. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項

		2003 二零零三年 ***HK$'000*** *港幣千元*	2002 二零零二年 *HK$'000* *港幣千元*
Investments in subsidiaries	**於附屬公司之投資**		
Shares listed overseas, at cost	海外上市股份，按成本值	**139,703**	228,703
Unlisted shares, at cost	非上市股份，按成本值	**85,037**	91,263
		224,740	319,966
Market value of listed shares	上市股份之市值	**69,885**	10,530
Receivables due from subsidiaries	**應收附屬公司之款項**		
Amounts due from subsidiaries	附屬公司之欠款	**3,782,343**	3,876,129
Less: Allowances	減：撥備	**(1,933,159)**	(2,134,348)
		1,849,184	1,741,781
Payables due to subsidiaries	**應付附屬公司之款項**		
Amounts due to subsidiaries	欠附屬公司之款項	**743,971**	676,601

The receivables due from and payables due to subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment. The amounts are not repayable within one year and are therefore shown as non-current.

應收及應付附屬公司之款項為無抵押、免息及無固定還款期。該等款項毋須於一年內償還，故列作非流動項目。

16. Investments in Subsidiaries/Receivables due from Subsidiaries/Payables due to Subsidiaries *(Cont'd)*

16. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項 *(續)*

Particulars of the principal subsidiaries at 31st December, 2003 are as follows:

於二零零三年十二月三十一日，各主要附屬公司之詳情如下：

Name of subsidiary 附屬公司名稱	Place of *incorporation/* registration and operation 註冊成立／註冊及經營業務之地點	Issued and fully paid *ordinary* share capital/ registered capital 已發行及繳足之普通股股本／註冊資本	Proportion of nominal value of *issued share capital/* registered capital held by the Company 本公司持有已發行股本／註冊資本面值之比例 Directly 直接 %	 Indirectly 間接 %	Principal activities 主要業務
MRI Holdings Limited ("MRI", formerly known as Australia Net.Com Limited) *(note d)* (「MRI」，前稱Australia Net.Com Limited) *(附註d)*	Australia *(note a)* 澳洲 *(附註a)*	A$31,184,116 31,184,116澳元	—	57.26	Investment holding 投資控股
China Pharmaceutical Industrial Limited *(note d)* 中國製藥工業集團有限公司 *(附註d)*	Hong Kong 香港	HK$2 2港元	—	57.26	Investment holding 投資控股
China Enterprises Limited ("China Enterprises") *(note d)* *(附註d)*	Bermuda *(note b)* 百慕達 *(附註b)*	Supervoting Common Stock US$30,000 Common Stock US$60,173 附有投票權普通股30,000美元 普通股60,173美元	33.27 *(note b)* *(附註b)*	24.84 *(note b)* *(附註b)*	Investment holding 投資控股
Zhuhai Zhongce Property Investment Limited (formerly known as Talent Shop Investment Limited) *(note d)* 珠海中策產業園投資有限公司(前稱智業投資有限公司) *(附註d)*	British Virgin Islands 英屬處女群島	US$1 1美元	—	100	Holding of land development project held for resale 持有土地發展項目以作轉售

16. Investments in Subsidiaries/Receivables due from Subsidiaries/Payables due to Subsidiaries (Cont'd)

16. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項（續）

Name of subsidiary 附屬公司名稱	Place of incorporation/ registration and operation 註冊成立／註冊及經營業務之地點	Issued and fully paid ordinary share capital/ registered capital 已發行及繳足之普通股股本／註冊資本	Proportion of nominal value of issued share capital/ registered capital held by the Company 本公司持有已發行股本／註冊資本面值之比例 Directly 直接 %	Indirectly 間接 %	Principal activities 主要業務
Tung Fong Hung (notes c & d) 東方紅 (附註c及d)	British Virgin Islands 英屬處女群島	US$10,000 10,000美元	—	100	Manufacture and trading of chinese and western pharmaceutical products 中西藥品製造及貿易

Notes:

a. MRI operates both in Australia and Hong Kong and its shares are listed on the Australian Stock Exchange. MRI and its subsidiaries are mainly engaged in the investment holding activities.

b. China Enterprises operates in both Hong Kong and the PRC and its shares are trading on the Over the Counter Bulletin Board of the United States of America. The Group holds a 55.2% effective equity interest and an 88.8% effective voting interest in China Enterprises.

c. Tung Fong Hung operates in Hong Kong, the PRC and overseas.

d. These companies are limited liability company incorporated in the respective jurisdiction.

None of the subsidiaries had any debt securities subsisting at the end of the year or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors of the Company, principally affected the results for the year or formed a substantial portion of the assets and liabilities of the Group. To give details of other subsidiaries would, in the opinion of the directors of the Company, result in particulars of excessive length.

附註：

a. MRI於澳洲及香港兩地經營業務，其股份於澳洲證券交易所上市。MRI及其附屬公司主要從事投資控股業務。

b. China Enterprises於香港及中國經營業務，其股份於美國場外交易議價板買賣。本集團擁有其55.2%之實際股本權益及88.8%之實際投票權

c. 東方紅於香港、中國及海外經營業務。

d. 此乃於各自之司法權區註冊成立之有限責任公司。

各附屬公司於年終或年內任何時間概無任何仍然有效之債務證券。

上表所列乃本公司董事認為主要影響本年度之業績或佔本集團資產及負債之重大部份之本集團附屬公司。本公司董事認為詳列其他附屬公司之資料將令篇幅過份冗長。

17. Interests in Associates/Receivables due from Associates/Payables due to Associates

17. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項

		The Group 本集團		The Company 本公司	
		2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
Interests in associates	**於聯營公司之權益**				
Share of net assets	所佔資產淨值	**531,015**	714,070	**—**	—
Goodwill	商譽				
At 1st January	於一月一日	**90,637**	20,136	**—**	—
Arising from acquisition of associates	收購聯營公司所產生	**—**	91,784	**—**	—
Less: amortisation	*減*：攤銷	**(9,178)**	(1,147)	**—**	—
Realised upon dilution of interests in associates	攤薄聯營公司權益時變現	**—**	(20,136)	**—**	—
At 31st December	於十二月三十一日	**81,459**	90,637	**—**	—
Negative goodwill	負商譽				
At 1st January	於一月一日	**(123,379)**	—	**—**	—
Release of negative goodwill	解除負商譽	**12,338**	—	**—**	—
Arising from acquisition of associates	收購聯營公司所產生	**—**	(123,379)	**—**	—
At 31st December	於十二月三十一日	**(111,041)**	(123,379)	**—**	—
Unlisted shares, at cost	非上市股份，按成本值	**—**	—	**2**	2
Unlisted convertible notes due from an associate *(note i)*	應收聯營公司非上市可換股票據 *(附註i)*	**84,800**	84,800	**—**	—
Loans receivables due from associates *(note ii)*	應收聯營公司貸款應收款 *(附註ii)*	**260,312**	84,323	**—**	—
Less: Allowance	*減*：撥備	**(23,398)**	(10,686)	**—**	—
		321,714	158,437	**—**	—
		823,147	839,765	**2**	2

17. Interests in Associates/Receivables due from Associates/Payables due to Associates *(Cont'd)*

17. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項 *(續)*

Notes:

(i) The carrying value of the unlisted convertible notes at 31st December, 2003 (2002: HK$84,800,000) represented investments in convertible bond ("Wing On Bond") issued by Wing On. The Wing On Bond is interest bearing at 2% per annum and is due for redemption on 19th April, 2004 at HK$84,800,000 with accrued interest. It entitled the holders at any time after the date of the issuance of the convertible bond and up to 19th April, 2004 to convert the Wing On Bond into shares of Wing On at an initial conversion price of HK$0.32 per share (subject to adjustment).

Subsequent to the balance sheet date, the Group entered into a new conditional convertible agreement with Wing On pursuant to which Wing On will issue the convertible bonds with principal amount of HK$155,000,000 to the Group, of which HK$84,800,000 will be settled by the cancellation of Wing On Bond. This transaction has not yet completed at the date of this report.

(ii) The amounts are unsecured, carry interest at the prevailing market date and repayable after one year from the balance sheet date.

附註：

(i) 非上市證券於二零零三年十二月三十一日之賬面值(二零零二年：84,800,000港元)即於永安發行所發行可換股債券(「永安債券」)之投資。永安債券按年息二厘計息，並須於二零零四年四月十九日以84,800,000港元連息贖回。永安債券賦予其持有人權利，可於可換股債券發行日期起至二零零四年四月十九日隨時按每股初步換股價0.32港元將永安債券轉換為港元(可予調整)。

於結算日後，本集團已與永安訂立新有條件可換股協議，據此，永安將向本集團發行本金額155,000,000港元之可換股債券。當中84,800,000港元將藉註銷永安債券清付。此項交易於本報告日期仍未完成。

(ii) 以上金額均為無抵押，按市場利率計息及須於結算日後一年償還。

Goodwill is amortised on a straight-line basis and the amortisation period for goodwill is 10 years. Negative goodwill is released to income over 10 years.

商譽按直線基準分十年攤銷。負商譽分十年轉出為收入。

		The Group 本集團		The Company 本公司	
		2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
Receivables due from associates	**應收聯營公司款項**				
Amounts due from associates	聯營公司欠款	**6,294**	60,535	**719**	14
Payables due to associates	**應付聯營公司款項**				
Amounts due to associates	欠聯營公司款項	**185**	189	**185**	187
Market value of listed shares in associates	聯營公司上市股份之市值	**325,245**	567,143	**—**	—

The amounts due from/to associates are unsecured, non-interest bearing and repayable on demand.

應收／應付聯營公司款項為無抵押、免息及須於要求時償還。

17. Interests in Associates/Receivables due from Associates/Payables due to Associates *(Cont'd)*

17. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項（續）

Particulars of the principal associates at 31st December, 2003 are as follows:

於二零零三年十二月三十一日，各主要聯營公司之詳情如下：

Name of associate 聯營公司名稱	Place of incorporation/ registration/ establishment 註冊成立／註冊地點／成立地點	Place of operation 經營業務之地點	Proportion of nominal value of issued share capital/ registered capital held indirectly by the Company 本公司間接持有已發行股本／註冊資本面值之比例 %	Principal activities 主要業務
Apex Quality Group Limited ("Apex") *(note b)* *(附註b)*	British Virgin Islands 英屬處女群島	Hong Kong and PRC 香港及中國	22.65	Hotel and leisure related business 酒店及休閒相關業務
China Velocity Group Limited ("China Velocity", formerly known as Rosedale Hotel Group Limited) *(notes a and b)* 中國高速（集團）有限公司（「中國高速」，前稱珀麗酒店集團有限公司）*(附註a及b)*	Bermuda 百慕達	Hong Kong and PRC 香港及中國	22.65	Property investment and development in the PRC 中國之物業投資及發展
Wing On Travel (Holdings) Limited ("Wing On", formerly known as Ananda Wing On Travel (Holdings) Limited) *(notes a and b)* 永安旅遊（控股）有限公司（「永安」，前稱辰達永安旅遊（控股）有限公司）*(附註a及b)*	Bermuda 百慕達	Hong Kong 香港	32.21	Business of providing package tours, travel and other related services 提供旅遊團、旅遊、及其他相關服務
Dong Fang Gas Holdings Limited ("Dong Fang Gas") *(notes a, b and d)* 東方燃氣集團有限公司（「東方燃氣」）*(附註a、b及d)*	Bermuda 百慕達	Hong Kong and PRC 香港及中國	43.06	Trading of ceramic tiles and bathroom accessories, securities trading and engaged in the business of natural supply, storage and related services 買賣磁磚及浴室配具、證券買賣及從事天然供應、儲存及相關服務
Hangzhou Zhongce Rubber Company Limited *(note c)* 杭州中策橡膠有限公司 *(附註c)*	PRC 中國	PRC 中國	26.00	Manufacturing of tires 輪胎製造

17. Interests in Associates/Receivables due from Associates/Payables due to Associates *(Cont'd)*

17. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項 *(續)*

Notes:

(a) The shares of China Velocity, Wing On and Dong Fang Gas are listed on the Hong Kong Stock Exchange.

(b) These companies are a limited liability company incorporated in the respective jurisdiction.

(c) This is a PRC sino-foreign equity joint venture.

(d) On 5th March, 2004, Dong Fang Gas and PCCW Limited ("PCCW", a company with its shares listed on the Hong Kong Stock Exchange) jointly announced that Dong Fang Gas conditionally agreed to purchase certain properties interest including shareholders' loan due to PCCW for consideration of HK$6,557 million. Following the completion of the above transaction, the Group's interest in Dong Fang Gas will be diluted from 43.06% to 2.83%. At the date of this report, the above transaction has not yet completed. Details of these are set out in note 40.

附註：

(a) 中國高速、永安及東方燃氣之股份於香港聯交所上市。

(b) 此為所屬司法權區之有限公司。

(c) 此乃中外合資合營公司。

(d) 二零零四年三月五日，東方燃氣及電訊盈科有限公司(「電訊盈科」，其股份於香港聯交所上市)共同宣佈，東方燃氣有條件同意購買若干物業權益(包括欠電訊盈科之股東貸款)，代價為6,557,000,000港元。於上述交易完成後，本集團於東方燃氣之權益將由43.06%攤薄至2.83%。於本報告日期，上述交易仍未完成，交易詳情載於附註40。

The following is a summary of the most recent published financial information and unaudited management account of the principal associates held by the Group as at 31st December, 2003:

以下為本集團所持有主要聯營公司最新近公佈財務資料及於二零零三年十二月三十一日未經審核管理賬目概要：

Consolidated results for the year:

年度之綜合業績：

		Apex 1.1.2003 to 31.12.2003 二零零三年一月一日至二零零三年十二月三十一日	China Velocity 中國高速 1.1.2003 to 31.12.2003 二零零三年一月一日至二零零三年十二月三十一日	Wing On 永安 1.1.2003 to 31.12.2003 二零零三年一月一日至二零零三年十二月三十一日	Dong Fang Gas 東方燃氣 1.1.2003 to 31.12.2003 二零零三年一月一日至二零零三年十二月三十一日
		HK$'000 港幣千元	*HK$'000 港幣千元*	*HK$'000 港幣千元*	*HK$'000 港幣千元*
Turnover	營業額	7,850	132,583	1,416,235	124,088
Net loss for the year	本年度虧損淨額	(1,403)	(170,207)	(370,972)	(88,435)
Net loss for the year attributable to the Group	本集團應佔本年度虧損淨額	(317)	(48,604)	(106,078)	(38,080)

17. Interests in Associates/Receivables due from Associates/Payables due to Associates *(Cont'd)*

17. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項 *(續)*

Consolidated financial position:

綜合財務狀況：

		Apex At 31.12.2003 於二零零三年十二月三十一日	China Velocity 中國高速 At 31.12.2003 於二零零三年十二月三十一日	Wing On 永安 At 31.12.2003 於二零零三年十二月三十一日	Dong Fang Gas 東方燃氣 At 31.12.2003 於二零零三年十二月三十一日
		HK$'000 港幣千元	*HK$'000 港幣千元*	*HK$'000 港幣千元*	*HK$'000 港幣千元*
Non-current assets	非流動資產	1,592,960	576,167	462,838	245,434
Current assets	流動資產	84,038	37,515	644,513	454,057
Current liabilities	流動負債	(143,811)	(122,951)	(554,689)	(525,958)
Non-current liabilities	非流動負債	(1,018,106)	(126,638)	(229,563)	—
Minority interests	少數股東權益	(72,058)	(30,930)	(29,778)	(15,132)
Net assets	資產淨值	443,023	333,163	293,321	158,401
Share of net assets held by the Group:	本集團應佔所持有之資產淨值：				
As at 31st December, 2003	於二零零三年十二月三十一日	100,325	75,461	114,041	68,207
Market value of listed shares in associates held by the Group	本集團所持聯營公司上市股份市值	N/A 不適用	72,245	118,000	135,000

The above table lists the associates of the Group which, in the opinion of the directors, constituted a substantial portion of the share of results or of net assets of the associates. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

上表所列乃董事認為主要影響本年度之業績或佔本集團淨資產之重大部份之本集團聯營公司。董事認為詳列其他聯營公司之業績將令篇幅過份冗長。

18. Receivables　18. 應收賬款

		The Group 本集團 2003 二零零三年	The Group 本集團 2002 二零零二年	The Company 本公司 2003 二零零三年	The Company 本公司 2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
Loan and interest receivables	應收貸款及應收利息				
— secured *(note a)*	一 有抵押 *(附註a)*	**242,967**	230,300	**—**	—
— unsecured *(note b)*	一 無抵押 *(附註b)*	**297,124**	493,848	**33,725**	82,529
Receivable due from related companies *(note c)*	應收關連公司款項 *(附註c)*	**10**	6	**—**	—
		540,101	724,154	**33,725**	82,529
Less: Allowances	*減*：撥備	**(138,356)**	(94,546)	**—**	—
		401,745	629,608	**33,725**	82,529
Less: Amounts due within one year and shown under current assets	*減*：一年內到期並列作流動資產之款項	**(370,459)**	(607,022)	**(14,586)**	(59,943)
Amounts due after one year	一年後到期之款項	**31,286**	22,586	**19,139**	22,586

Notes:

(a) Included in secured loan and interest receivables were amounts of approximately HK$128,183,000 (2002: HK$121,500,000) and approximately HK$114,784,000 (2002: HK$108,800,000) due from Danwei Ltd. ("Danwei") and Lucklong Venture Ltd. ("Lucklong") respectively. Ms. Chau Mei Wah, Rosanna ("Ms. Chau"), a director of the Company is the former director of Danwei and Lucklong. In addition, Mr. Lau Ko Yuen, Tom, the former alternate director to Ms. Chau, is a director of the Company's substantial shareholder and a director of Danwei and Lucklong. Shares in certain property holding companies held by Danwei and Lucklong were pledged to the Group as securities to the loans.

The loan receivables carry interest at the prevailing market rate.

(b) Included in unsecured loan and interest receivables were amounts of approximately HK$12,146,000 (2002: HK$40,299,000) due from a subsidiary of an investee.

The loan receivables carry interest at the prevailing market rate.

附註：

(a) 有抵押貸款及應收利息中包括分別應收Danwei Ltd.(「Danwei」)及Lucklong Venture Ltd.(「Lucklong」)約128,183,000港元(二零零二年：121,500,000港元)及約114,784,000港元(二零零二年：108,800,000港元)之款項。本公司之董事周美華女士(「周女士」)為Danwei及Lucklong之前董事，而本公司之前任周女士之替任董事劉高原先生亦為本公司主要股東之董事及Danwei及Lucklong之董事。Danwei及Lucklong持有之若干物業控股公司之股份已予抵押，作為本集團向Danwei及Lucklong提供貸款之抵押品。

此應收貸款均按當前市場利率計息。

(b) 無抵押貸款及應收利息包括應收接受投資公司之附屬公司約12,146,000港元(二零零二年：40,299,000港元)之款項。

此應收貸款均按當前市場利率計息。

18. Receivables *(Cont'd)*

18. 應收賬款 *(續)*

Notes: (Cont'd)

附註：(續)

(c) Details of the receivable due from related companies are as follows:

(c) 應收關連公司款項之詳情如下：

		The Group 本集團		The Company 本公司	
		2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
Paul Y. — ITC Management Limited	保華德祥管理有限公司	**—**	6	**—**	—
Paul Y. — ITC Construction Holdings Limited	保華德祥建築有限公司	**5**	—	**—**	—
ITC Corporation Limited	德祥企業集團有限公司	**5**	—	**—**	—
		10	6	**—**	—

The amounts are unsecured, non-interest bearing and are repayable on demand.

該等款項為無抵押、免息及須應要求償還。

Paul Y. — ITC Management Limited is a wholly-owned subsidiary of substantial shareholders of the Company. Paul Y. — ITC Construction Holdings Limited ("Paul Y. — ITC") is a substantial shareholder of the Company and ITC Corporation Limited is a shareholder of Paul Y. — ITC.

保華德祥管理有限公司為本公司主要股東之全資附屬公司。保華德祥建築有限公司(「保華德祥」)為本公司主要股東，而德祥企業集團有限公司則為德祥建築之股東。

19. Investments in Securities 19. 證券投資

		The Group 本集團 Other investments 其他投資		The Company 本公司 Other investments 其他投資	
		2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
Equity securities:	股本證券：				
Listed	上市	**140,053**	265,931	**—**	—
Unlisted	非上市	**36,314**	46,952	**8,792**	9,892
		176,367	312,883	**8,792**	9,892
Debt securities:	債務證券：				
Unlisted	非上市	**43,421**	49,540	**—**	—
Club debentures	會所債券	**825**	825	**825**	825
Total	總計	**220,613**	363,248	**9,617**	10,717
Total and reported as:	總計及列作：				
Listed	上市				
Hong Kong	香港	**112,800**	239,016	**—**	—
Elsewhere	其他地方	**27,253**	26,915	**—**	—
		140,053	265,931	**—**	—
Unlisted	非上市	**80,560**	97,317	**9,617**	10,717
		220,613	363,248	**9,617**	10,717
Classified under	分類為				
Current	流動	**2,930**	37,363	**—**	—
Non-current	非流動	**217,683**	325,885	**9,617**	10,717
		220,613	363,248	**9,617**	10,717
Market value of listed securities	上市證券之市值	**140,053**	265,931	**—**	—

The carrying value of listed securities in Hong Kong at 31st December, 2003 included an amount of HK$32,902,000 (2002: HK$52,984,800), representing 4.1% (2002: 10%) interest in Ming Pao Enterprises Corporation Limited ("Ming Pao"). Ming Pao is incorporated in Bermuda and is listed on the Hong Kong Stock Exchange.

香港上市證券於二零零三年十二月三十一日之賬面值包括於明報企業有限公司(「明報」)4.1%(二零零二年：10%)之權益，價值為32,902,000港元(二零零二年：52,984,800港元)。明報於百慕達註冊成立及於香港聯交所上市。

20. Deferred Tax Assets 20. 遞延稅項資產

The following are the major deferred tax assets recognised and movement during the current and prior accounting periods:

以下為於本期間及往期間確認之主要遞延稅項資產及其變動情況：

		Bad and doubtful debts and allowance 呆壞帳及撥備
		HK$'000 *港幣千元*
At 1st January, 2002	於二零零二年一月一日	
— As previously reported	一 如前申報	—
— Prior year adjustment	一 上年調整	7,663
— As restated	一 如重列	7,663
Credit to the consolidated income statement	計入綜合收益表	5,791
At 31st December, 2002	於二零零二年十二月三十一日	13,454
Credit to the consolidated income statement	計入綜合收益表	770
		14,224
Realised on disposal of subsidiaries	出售附屬公司時變現	(14,224)
At 31st December, 2003	於二零零三年十二月三十一日	—

21. Other Asset 21. 其他資產

The amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海中策產業園(formerly known as珠海市龍山智業產業園) located in Long Shan Development Area, Doumen District, Zhuhai City and is to be jointly developed with 珠海市龍山工業區管理委員會. The Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development ("Other Asset"). The Group is also entitled to sell the Other Asset to investors at consideration to be agreed between themselves.

The consideration of HK$190,000,000 for obtaining the exclusive development right was paid by the Group during the year whilst RMB39,000,000 (equivalent to approximately HK$36,596,000) was already paid by the Group for obtaining certain parts of the right for land development.

此數額指國內土地發展項目產生之成本。該項目為珠海中策產業園(前稱珠海市龍山智業產業園)之土地發展項目，位於珠海市斗門區龍山發展區，將與珠海市龍山工業區管理委員會共同發展。本集團享有項目之獨家發展權及享有權利取得土地以再發展(「其他資產」)。本集團亦有權按協定代價將其他資產售予投資者。

取得獨家發展權之代價190,000,000港元已由本集團於年內支付，而本集團已支付人民幣39,000,000元(相等於約36,596,000港元)取得部份項目土地發展權。

21. Other Asset *(Cont'd)*

As the directors are of the opinion that the Other Asset is held for sale, the cost incurred for the Other Asset is included in current asset accordingly.

The directors has assessed the carrying value of the Other Asset with reference to the valuation performed by an independent valuer on open market value basis and no impairment loss is identified.

21. 其他資產(續)

由於董事視其他資產為持作發售，故其他資產所產生之成本乃列作流動資產。

董事已參考獨立估值師按公開市值基準所作估值評估其他資產之帳面值，並無發覺有減值虧損。

22. Inventories

22. 存貨

		The Group 本集團	
		2003 二零零三年	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*
Raw materials	原料	**12,146**	330,660
Work in progress	在製品	**163**	21,414
Finished goods	製成品	**54,667**	475,670
		66,976	827,744

Included above are raw materials of HK$Nil (2002: HK$330,660,000) and finished goods of HK$54,667,000 (2002: HK$475,670,000) which are carried at their net realisable value.

The cost of inventories recognised as an expense during the year was approximately HK$2,459,991,000 (2002: HK$3,052,768,000).

上述包括按可變現淨值列賬之原料零港元(二零零二年：330,660,000港元)及製成品54,667,000港元(二零零二年：475,670,000港元)。

於年內支銷之存貨成本約為2,459,991,000港元(二零零二年：3,052,768,000港元)。

23. Trade Debtors

The Group allows its trade customers with credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the balance sheet date is as follows:

23. 應收貿易賬款

本集團一般給予貿易客戶為期90至180日之賒賬期。於結算日之應收貿易賬款之賬齡分析如下：

		The Group 本集團	
		2003 二零零三年	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*
0-90 days	0至90日	**12,011**	387,848
91-180 days	91至180日	**762**	89,724
Over 180 days	180日以上	**945**	56,387
		13,718	533,959

24. Creditors, Other Payables and Accrued Charges

Included in creditors, other payables and accrued charges are creditors with the following aged analysis:

24. 應付賬款、其他應付款項及應計費用

應付賬款、其他應付款項及應計費用包括下列賬齡之應付款項：

		The Group 本集團	
		2003 二零零三年	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*
0-90 days	0至90日	**39,468**	219,156
91-180 days	91至180日	**1,413**	48,641
Over 180 days	180日以上	**813**	109,345
		41,694	377,142
Add: Other payables and accrued charges	*加：*其他應付款項及應計費用	**43,252**	515,022
		84,946	892,164

25. Payables

25. 應付款項

Details of the payables are as follows:

應付款項之詳情如下：

			The Group 本集團		The Company 本公司	
			2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		Notes 附註	***HK$'000 港幣千元***	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
Payables due to related companies	應付關連公司款項	*(a)*	**201,286**	272,184	**198,105**	228,144
Payables due to third parties	應付第三方款項	*(b)*	**77,795**	—	**50,603**	—
			279,081	272,184	**248,708**	228,144
Less: Amounts shown under current liabilities	減：列入流動負債之款項		**(34,611)**	(46,155)	**(5,430)**	(2,115)
			244,470	226,029	**243,278**	226,029

25. Payables (Cont'd) 25. 應付款項（續）

Notes: 附註：

(a) Details of the payables due to related companies are as follows: (a) 應付關連公司之款項詳情如下：

			The Group 本集團		The Company 本公司	
			2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		Notes 附註	***HK$'000 港幣千元***	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
Nation Cheer Investment Limited	志恒投資有限公司	*(i)*	**192,675**	122,702	**192,675**	122,702
Hanny Magnetics Limited	錦興磁訊有限公司	*(i)*	**1,076**	104,595	**1,077**	103,457
ITC Management Limited	德祥企業管理有限公司	*(ii)*	**519**	42,937	**519**	35
Paul Y. Project Management International Limited	Paul Y. Project Management International Limited	*(i)*	**2,314**	1,879	**2,313**	1,879
Mass Success International Ltd.	Mass Success International Ltd.	*(iii)*	**1,251**	71	**1,251**	71
Paul Y. — ITC Management Limited	保華德祥管理有限公司	*(i)*	**450**	—	**—**	—
Micro Tech Ltd.	Micro Tech Ltd.	*(i)*	**270**	—	**270**	—
Cycle Company Limited and Gunnell Properties Limited	旋高有限公司及 Gunnell Properties Limited	*(i)*	**693**	—	**—**	—
ITC Corporation Limited	德祥企業集團有限公司	*(ii)*	**744**	—	**—**	—
Paul Y. (E & M) Company Limited	保華機電有限公司	*(i)*	**1,014**	—	**—**	—
Paul Y. — ITC (E & M) Contractors Limited	保華德祥機電工程有限公司	*(i)*	**280**	—	**—**	—
			201,286	272,184	**198,105**	228,144

All amounts are unsecured, carry interest at prevailing market rate. Except the payables due to Nation Cheer Investment Limited (2002: Payables due to Nation Cheer Investment Limited of HK$123,702,000 and Hanny Magnetics Limited of HK$103,327,000) which are repayable after one year from the balance sheet date, all remaining balances are repayable on demand.

所有款項均為無抵押及按當前市場利率計息。除應付志恒投資有限公司之款項（二零零二年：應付志恒投資有限公司之款項123,702,000港元及錦興磁訊有限公司之款項103,327,000港元）為於結算日起計一年後償還外，其餘款項均須應要求償還。

Notes: 附註：

(i) The companies are wholly-owned subsidiaries of substantial shareholders of the Company.

(i) 該等公司為本公司主要股東之全資附屬公司。

(ii) ITC Management Limited is a wholly-owned subsidiary of ITC Corporation Limited, a shareholder of the Company's substantial shareholder.

(ii) 德祥企業管理有限公司為德祥企業集團有限公司之全資附屬公司，德祥企業集團有限公司為本公司主要股東之股東。

25. Payables (Cont'd)

Notes: (Cont'd)

(a) *(Cont'd)*

(iii) Mass Success International Ltd. is an associate of a substantial shareholder of the Company.

(b) The amounts are unsecured, carry interest at prevailing market rate. Except the payable of HK$51,795,000 (2002:HK$Nil) which are repayable after one year from the balance sheet date, all remaining balances are repayable on demand.

25. 應付款項(續)

附註：(續)

(a) *(續)*

(iii) Mass Success International Ltd.為本公司主要股東之聯營公司。

(b) 該等款項乃無抵押及按市場利率計息。除須於結算日起計一年以上償還之應付款項51,795,000港元(二零零二年：零港元)外，餘額均為於要求時償還。

26. Share Capital

26. 股本

		Number of shares 股份數目	Value 價值
			HK$'000 港幣千元
Authorised:	法定：		
Ordinary shares of HK$0.10 each at 31st December, 2002 and 2003	每股面值0.10港元之普通股於二零零二年及二零零三年十二月三十一日	8,000,000,000	800,000
Issued and fully paid:	已發行及繳足：		
Ordinary shares of HK$0.10 each at 1st January, 2002	每股面值0.10港元之普通股於二零零二年一月一日	460,978,942	46,098
Issue of shares	發行新股	92,000,000	9,200
Rights issue of shares	配售新股	276,489,471	27,649
Ordinary shares of HK$0.10 each at 31st December, 2002	每股面值0.10港元之普通股於二零零二年十二月三十一日	829,468,413	82,947
Exercise of warrants	行使認股權證	27,126,674	2,713
At 31st December, 2003	於二零零三年十二月三十一日	856,595,087	85,660

During the year ended 31st December, 2003, 27,126,674 shares in the Company of HK$0.10 each were issued upon the exercise of 27,126,674 warrants at a price of HK$0.16 per share. The shares issued during the year rank pari passu with the then existing shares in all respect.

於截至二零零三年十二月三十一日止年度內，有27,126,674股每股面值0.10港元之本公司因按每股0.16港元之價格行使27,126,674份認股權正而發行。該等於年內發行之股份在各方面與當時各現有股份地位相等。

27. Warrants

In accordance with the conditions attached to the warrants of the Company, each of the warrants confers rights to the registered holder to subscribe for one new share of the Company in cash at an initial subscription price of HK$0.16 per share, subject to adjustment, at any time from the date of issue to 31st December, 2003 (both days inclusive). The *movement in the number of warrants of the Company are* set out as below:

27. 認股權證

根據本公司認股權證所隨附之條件，認股權證之登記持有人有權憑每份認股權證，於發行日期起至二零零三年十二月三十一日(包括首尾兩日)期間內，隨時以現金按初步認購價每股0.16港元(可予調整)認購一股本公司新股份。本公司認股權證數目變動載列如下：

		Number of outstanding warrant 未行使認股權證數目
At 1st January, 2003	於二零零三年一月一日	165,893,682
Exercised during the year	於年內行使	(27,126,674)
Lapsed during the year	於年內失效	(138,767,008)
At 31st December, 2003	於二零零三年十二月三十一日	—

On 31st December, 2003, all of the remaining outstanding warrants, which entitled the registered holders to subscribe for 138,767,008 shares of HK$0.10 each in the Company, were lapsed.

於二零零三年十二月三十一日，所有剩餘之未行使認股權證已告失效，而該等認股權證原授權其登記持有人認購138,767,008股本公司每股面值0.10港元之股份。

Details of the exercise of the Company's warrants during the year are set out in note 26.

年內本公司行使認股權證之詳情載於附註26。

28. Share Options

The Company

The 1992 Scheme

In accordance with the terms of the Company's Executive Share Option Scheme adopted on 20th July, 1992 and effective for a period of ten years after the date of the scheme, the Company granted to directors and employees of the Company and its subsidiaries share options to subscribe for its ordinary shares for a consideration of HK$1 for the primary purpose of providing incentives to directors and eligible employees. The subscription price, subject to adjustment, is based on 80% of the average of the closing prices of the shares of the Company on the five trading days immediately before the options were offered. Options granted are exercisable not later than ten years after the date the options are granted. The 1992 Scheme was terminated pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on 4th June, 2002.

At 31st December, 2003, there was no shares issuable under the 1992 Scheme (2002: 510,000, representing approximately 0.061% of the shares of the Company in issue at that date). The total number of shares in respect of which options may be granted under the 1992 Scheme was not permitted to exceed 10% of the shares of the Company in issue excluding any share issued pursuant to the 1992 Scheme at any point in time, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual was not permitted to exceed 25% of the aggregate number of shares of the Company in issue and issuable under the 1992 Scheme at any point in time, without prior approval from the Company's shareholders.

28. 購股權

本公司

一九九二年計劃

本公司於一九九二年七月二十日採納行政人員購股權計劃，該計劃由計劃採納日期起十年內有效。根據計劃之條款，本公司向本公司及其附屬公司之董事及僱員授予購股權以認購本公司之普通股，並就此收取1港元之代價。設立計劃之主要目的是為董事及合資格僱員提供原動力。認購價(可予調整)乃根據本公司股份在緊接授予購股權建議前五個交易日之平均收市價之80%。已授出之購股權可在購股權授出日期起計十年內行使。一九九二年計劃已根據本公司於二零零二年六月四日股東特別大會中通過之普通決議案終止。

於二零零三年十二月三十一日，概無股份根據一九九二年計劃可予以發行(二零零二年：510,000股，相等於本公司於當日已發行股份約0.061%)。根據一九九二年計劃可授出之購股權涉及之股份總數不得超逾本公司不時已發行股份(不包括根據一九九二年計劃所發行之任何股份)之10%，惟取得本公司股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾根據一九九二年計劃不時已發行及可予發行之本公司股份總數之25%，惟取得本公司股東事先批准者則不在此限。

28. Share Options *(Cont'd)*

28. 購股權*(續)*

The Company *(Cont'd)*

本公司*(續)*

The 1992 Scheme *(Cont'd)*

一九九二年計劃(續)

A summary of the movements of share options under the 1992 Scheme during the year ended 31st December, 2003 are as follows:

一九九二年計劃項下之購股權於截至二零零三年十二月三十一日止年度之變動概要如下：

			Number of shares under option 購股權涉及之股份數目		
Date of grant 授出日期	**Exercisable period** 可行使期間	**Exercise price** 行使價	**Outstanding at 1.1.2003** 於二零零三年一月一日尚未行使	**Surrendered/ lapsed during the year** 年內放棄╱失效	**Outstanding at 31.12.2003** 於二零零三年十二月三十一日尚未行使
		HK$ *港幣*			
12.1.2000 二零零零年一月十二日	18.1.2000 to 17.1.2005 二零零零年一月十八日至二零零五年一月十七日	3.145	75,000	(75,000)	—
Total for directors 董事購股權總數			75,000	(75,000)	—
Employees 僱員					
14.2.2000 二零零零年二月十四日	16.2.2000 to 15.2.2005 二零零零年二月十六日至二零零五年二月十五日	3.702	435,000	(435,000)	—
Total for employees 僱員購股權總數			435,000	(435,000)	—
Grand total 總計			510,000	(510,000)	—

28. Share Options (Cont'd)

28. 購股權（續）

The Company *(Cont'd)*

本公司（續）

The 1992 Scheme *(Cont'd)*

一九九二年計劃（續）

A summary of the movements of share options under the 1992 Scheme during the year ended 31st December, 2002 is as follows:

一九九二年計劃項下之購股權於截至二零零二年十二月三十一日止年度之變動概要如下：

Date of grant 授出日期	Exercisable period 可行使期間	Exercise price 行使價 HK$ 港幣	Notes 附註	Number of shares under option 購股權涉及之股份數目 Outstanding at 1.1.2002 於二零零二年一月一日尚未行使	Surrendered/lapsed during the year 年內放棄失效	Adjustment due to the Rights Issue 因配售新股作出調整	Outstanding at 31.12.2002 於二零零二年十二月三十日尚未行使
21.7.1997 一九九七年七月二十一日	21.7.1998 to 20.7.2002 一九九八年七月二十一日至二零零二年七月二十日	6.060	(i)	9,750	(9,750)	–	–
12.1.2000 二零零零年一月十二日	18.1.2000 to 17.1.2005 二零零零年一月十八日至二零零五年一月十七日	3.440	(ii)	50,000	–	(50,000)	–
		3.145	(ii)	–	–	75,000	75,000
Total for directors 董事購股權總數				59,750	(9,750)	25,000	75,000
Employees 僱員							
21.7.1997 一九九七年七月二十一日	21.7.1998 to 20.7.2002 一九九八年七月二十一日至二零零二年七月二十日	6.060	(i)	27,000	(27,000)	–	–
14.2.2000 二零零零年二月十四日	16.2.2000 to 15.2.2005 二零零零年二月十六日至二零零五年二月十五日	4.050	(ii)	290,000	–	(290,000)	–
		3.702	(ii)	–	–	435,000	435,000
Total for employees 僱員購股權總數				317,000	(27,000)	145,000	435,000
Grand total 總計				376,750	(36,750)	170,000	510,000

28. Share Options *(Cont'd)*

The Company *(Cont'd)*

The 1992 Scheme *(Cont'd)*

Notes:

(i) As the options lapsed before the rights issue became effective, carried out by the Company during the year ended 31st December, 2002, no adjustments were required to be made on the exercise price and number of options granted.

(ii) Following the rights issue carried out by the Company, during the year ended 31st December, 2002 the exercise prices of the share options were adjusted to HK$3.145 and HK$3.702 from their initial exercise prices of HK$3.440 and HK$4.050 respectively. The number of share options was also adjusted as a result of the rights issue.

The 2002 Scheme

On 4th June, 2002, the Company adopted a new share option scheme ("2002 Scheme") which is effective for a period of ten years for the primary purpose of providing incentives to directors and eligible employees. Under the 2002 Scheme, the board of directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company for a consideration of HK$1. Options granted must be taken up within 30 days of the date of grant, upon payment of HK$1 per grant. Options granted are exercisable not later than ten years after the date the options are granted. The exercise price, subject to adjustment, is determined by the board of directors of the Company and will not be less than the highest of (i) the closing price of the Company's share on the date of options granted, (ii) the average closing price of the Company's shares for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's share.

The total number of shares in respect of which options may be granted under the 2002 Scheme is not permitted to exceed the higher of 10% of the shares of the Company in issue pursuant to the 2002 Scheme at any point in time, without prior approval for the Company's shareholders. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 1% of the aggregate number of shares of the Company in issue and issuable under 2002 Scheme at any point in time, without prior approval from the Company's shareholders.

There were no options granted under the 2002 Scheme.

28. 購股權 *(續)*

本公司 *(續)*

一九九二年計劃 *(續)*

附註：

(i) 由於購股權於本公司在截至二零零二年十二月三十一日止年度所進行之配售新股生效前失效，故無須為所授出購股權之行使價及數目進行調整。

(ii) 本公司於截至二零零二年十二月三十一日止年度進行之配售新股完成後，購股權行使價分別由初步行使價3.440港元及4.050港元分別調整至3.145港元及3.702港元。購股權數目亦因配售新股而有所調整。

二零零二年計劃

於二零零二年六月四日，本公司採納新購股權計劃(「二零零二年計劃」)，該計劃有效期為十年，主要為董事及合資格僱員提供原動力。根據二零零二年計劃，本公司董事會可向合資格僱員(包括本公司及其附屬公司之執行董事)授予購股權以認購本公司股份，並就此收取1港元之代價。已授出之購股權須於授出日期起計三十日內接納，並於接納之時支付每份1港元之費用。已授出之購股權可於購股權授出日期起計十年內行使。行使價(可予調整)由本公司董事會釐定，且不會少於以下三者之最高者：(i)本公司股份於授予購股權當日之收市價；(ii)本公司股份在緊接授予購股權前五個營業日之平均收市價；及(iii)本公司股份之面值。

根據二零零二年計劃可授出之購股權涉及之股份總數不得超逾本公司不時根據二零零二年計劃所發行之任何股份之10%，惟取得本公司股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾二零零二年計劃項下不時已發行之本公司股份總數之1%，惟取得本公司股東事先批准者則不在此限。

年內並無根據二零零二年計劃授出任何購股權。

28. Share Options *(Cont'd)*

Subsidiary

China Enterprises

Pursuant to the Executive Share Option Scheme adopted on 7th June, 1994 and effective for a period of ten years after the date of the adoption of the scheme, China Enterprises granted options to officers and employees, and directors who are also employees, of China Enterprises and its subsidiaries to subscribe for common stock in China Enterprises for a consideration of HK$1 for the primary purpose of providing incentives to officers, directors and eligible employees, subject to a maximum of 910,000 shares. Shares of common stock to be issued upon the exercise of options will be authorised and unissued shares. An independent committee (the "Committee") of China Enterprises' board of directors was formed to monitor and consider the granting of options under the scheme. The subscription price will be determined by the Committee, and will not be less than 80% of the average closing price of shares of common stock over the five trading days immediately preceding the date of offer of the option.

At 31st December, 2003, there was no shares issuable under the above scheme (2002: 20,000 representing 0.22% of the share of China Enterprises in issue at that date). The total number of shares in respect of which options may be granted under the schemes is not permitted to exceed 910,000 of the shares of China Enterprises in issue at any point in time, without prior approval from China Enterprises' shareholders. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the shares of China Enterprises in issue at any point in time, without prior approval from China Enterprises' shareholders.

28. 購股權 *(續)*

附屬公司

China Enterprises

China Enterprises於一九九四年六月七日採納行政人員購股權計劃，該計劃由採納日期起十年內有效。根據計劃之條款，China Enterprises向China Enterprises及其附屬公司之高級人員及僱員(董事亦屬僱員)授予購股權以認購China Enterprises之普通股，上限為910,000股股份，並就此收取1港元之代價。設立計劃之主要目的是為高級人員、董事及合資格僱員提供原動力。行使購股權所發行之普通股股份將為法定及未發行股份。China Enterprises之董事會成立獨立委員會(「委員會」)，監管及考慮根據計劃授出購股權。認購價由委員會釐定，惟不會低於普通股股份在授予購股權建議日期前五個交易日之平均收市價之80%。

於二零零三年十二月三十一日，並無股份根據上述計劃可發行(二零零二年：20,000股，佔China Enterprises已發行股0.22%)。根據該計劃可授出之購股權涉及之股份總數不得超逾China Enterprises不時已發行股份數目之910,000股，惟取得China Enterprises股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾China Enterprises不時已發行股份之25%，惟取得China Enterprises股東事先批准者則不在此限。

28. Share Options *(Cont'd)*

28. 購股權 *(續)*

Subsidiary *(Cont'd)*

附屬公司 *(續)*

China Enterprises *(Cont'd)*

China Enterprises *(續)*

A summary of the movements of share options under the share option scheme of China Enterprises held by employees during the year is as follows:

China Enterprises購股權計劃項下僱員所持購股權於年內之變動概要如下：

Exercisable period 可行使期間	Exercise price 行使價	Outstanding at 1.1.2003 於二零零三年一月一日	Surrendered/ lapsed during the year 年內放棄／失效	Outstanding at 31.12.2003 於二零零三年十二月三十一日尚未行使
	US$ *美元*			
3.2.2000 to 2.2.2010 二零零零年二月三日至二零一零年二月二日	9.9375	20,000	(20,000)	—

There were no options granted/lapsed under the share option scheme of China Enterprises during the year ended 31st December, 2002.

於截至二零零二年十二月三十一日止年度，並無根據China Enterprises購股權計劃授出購股權／購股權失效。

29. Reserves

29. 儲備

		Share premium 股份溢價	Special capital reserve 特別資本儲備	Capital redemption reserve 資本贖回儲備	Deficit 虧絀	Total 總額
		HK$'000 *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*	*HK$'000* *港幣千元*
THE COMPANY	本公司					
At 1st January, 2002	於二零零二年一月一日	1,876,729	414,881	233	(1,044,907)	1,246,936
Premium from issue of shares	因發行股份而產生之溢價	20,619	—	—	—	20,619
Net loss for the year	本年度虧損淨額	—	—	—	(112,550)	(112,550)
At 31st December, 2002	於二零零二年十二月三十一日	1,897,348	414,881	233	(1,157,457)	1,155,005
Exercise of warrants	行使認股證	1,628	—	—	—	1,628
Net loss for the year	本年度虧損淨額	—	—	—	(94,357)	(94,357)
At 31st December, 2003	於二零零三年十二月三十一日	1,898,976	414,881	233	(1,251,814)	1,062,276

29. Reserves *(Cont'd)*

29. 儲備（續）

The special capital reserve of the Company represents the amount arising from the capital reduction carried out by the Company during the year ended 31st December, 2001.

本公司之特別資本儲備代表本公司於截至二零零一年十二月三十一日止年度所進行削減股本產生之金額。

At 31st December, 2003 and 2002, the Company had no reserves available for distribution to shareholders.

於二零零三年及二零零二年十二月三十一日，本公司並無可供分派予股東之儲備。

30. Bank Loans And Other Borrowings

30. 銀行貸款及其他借款

		The Group 本集團		The Company 本公司	
		2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
Bank loans	銀行貸款	**12,991**	1,046,851	**—**	20,000
Obligations under finance leases *(note a)*	融資租約債項 *(附註a)*	**175**	174	**24**	35
Bank overdrafts	銀行透支	**5,131**	23,462	**5,131**	23,462
Other borrowings *(note b)*	其他借貸 *(附註b)*	**20,131**	13,323	**—**	—
		38,428	1,083,810	**5,155**	43,497
Secured	有抵押	**12,438**	181,715	5,155	43,497
Unsecured	無抵押	**25,990**	902,095	—	—
		38,428	1,083,810	5,155	43,497
Repayable as follows:	須於以下年期償還：				
Within one year	一年內	**38,284**	996,861	**5,142**	43,473
Between one and two years	一至兩年	**33**	41,752	**13**	24
Between two and five years	兩至五年	**111**	45,197	—	—
		38,428	1,083,810	**5,155**	43,497
Less: Amount due within one year included under current liabilities	*減：* 一年內到期並列作流動負債之款項	**(38,284)**	(996,861)	**(5,142)**	(43,473)
Amount due after one year	一年後到期之款項	**144**	86,949	**13**	24

30. Bank Loans And Other Borrowings *(Cont'd)* 30. 銀行貸款及其他借款(續)

Notes: 附註：

(a)

		Minimum lease payments 最低租約付款				Present value of minimum lease payments 最低租約付款之現值			
		The Group 本集團		The Company 本公司		The Group 本集團		The Company 本公司	
		2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年	**2003 二零零三年**	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
Amounts payable under finance leases:	根據融資租約應付金額：								
Within one year	一年內	**45**	158	**14**	14	**31**	150	**11**	11
In the second to fifth years inclusive	第二至第五年(包括首尾兩年)	**165**	32	**18**	33	**144**	24	**13**	24
		210	190	**32**	47	**175**	174	**24**	35
Less: Future finance charges	減：未來融資支出	**(35)**	(16)	**(8)**	(12)	**–**	–	**–**	–
Present value of lease obligations	租約債項現值	**175**	174	**24**	35	**175**	174	**24**	35
Less: Amount due within one year	減：一年內到期之金額					**(31)**	(150)	**(11)**	(11)
Amount due after one year	一年後到期之金額					**144**	24	**13**	24

The average lease term is five (2002: five) years. For the year ended 31st December, 2003, the average effective borrowing rate was 6.7% (2002: 6%). Interest rate is fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

租約平均為期五年(二零零二年：五年)。截至二零零三年十二月三十一日止年度，平均實質借貸利率為6.7厘(二零零二年：6厘)。息率於訂立合同日期釐定。所有租約按固定還款年期訂立且並無訂立有關或然租賃付款之安排。

The Group's obligations under finance leases contract are secured by the lessor's charge on the hired assets.

本集團之債項以出租人在租賃資產設立之押記作抵押。

(b) The amounts carrying interest at prevailing market rate.

(b) 有關款項以最優惠利率計算。

31. Disposal/Dilution of Interests in Subsidiaries

During the year, the Group disposed of its 51% interest in Yinchuan C.S.I., (Greatwall) Rubber Company Limited, 25% interest in Hangzhou Zhongche Rubber Company Limited and 50% interest in Pacific Wins Development Ltd. Details of the assets and liabilities of the subsidiaries disposed of are as follows:

31. 出售／攤薄附屬公司權益

年內，本集團出售其於銀川中策（長城）橡膠有限公司之51%、於杭州中策橡膠有限公司之25%權益及於Pacific Wins Development Ltd.之50%權益。出售之附屬公司之資產與負債詳情如下：

		2003 **二零零三年** ***HK$'000*** ***港幣千元***	2002 二零零二年 *HK$'000* *港幣千元*
Net assets disposed of:	已購入資產淨值：		
Investment properties	投資物業	**—**	28,272
Property, plant and equipment	物業、廠房及設備	**901,368**	1,479,442
Property under/held for development	在建／持作發展物業	**—**	140,760
Goodwill	商譽	**—**	121
Deferred tax assets	遞延税項資產	**14,224**	—
Interests in associates	於聯營公司之權益	**103,064**	—
Receivables due from associates	應收聯營公司款項	**81,551**	—
Investments in securities	證券投資	**5,216**	7,379
Loans to minority shareholders	予少數股東貸款	**—**	21,408
Deposits paid for acquisition of subsidiaries	收購附屬公司已付訂金	**—**	75,000
Properties held for sale	待售物業	**—**	31,793
Inventories	存貨	**737,767**	46,412
Trade debtors	應收貿易賬款	**530,528**	51,083
Receivables	應收賬款	**—**	43,119
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項	**207,315**	69,098
Income and other tax recoverable	可收回所得税及其他可收回税項	**—**	3,077
Pledged bank deposits	已抵押銀行存款	**70,098**	—
Bank balances and cash	銀行結餘及現金	**296,719**	113,992
Creditors, other payables and accrued charges	應付賬款、其他應付款項及應計費用	**(757,419)**	(461,875)
Income and other taxes payable	應繳所得税及其他應繳税項	**(34,335)**	(3,523)
Bank loans and other borrowings	銀行貸款及其他借貸	**(1,274,058)**	(613,258)
Obligations under finance leases	融資租約債項	**—**	(2,727)
Minority interests	少數股東權益	**(486,909)**	(411,777)
Deposits received	已收存款	**—**	(87,433)
Loans from minority shareholders	向少數股東代款	**—**	(375)
Convertible note	可換股票據	**—**	(66,000)
		395,129	463,988
Less: Interest retained as interests in associates	*減：*權益以於聯營公司權益形式保留	**(178,053)**	(307,518)
		217,076	156,470
Goodwill realised	已變現商譽	**6,852**	—
Negative goodwill reserve realised	已變現負商譽儲備	**—**	(71,028)
Exchange reserve realised	已變現滙兑儲備	**(3,848)**	(2,190)
Other non-distributable reserves realised	其他已變現非供可派儲備	**—**	(2,577)
		220,080	80,675
Gain on disposal/dilution	出售／攤薄之收益	**12,344**	64,193
		232,424	144,868

31. Disposal/Dilution of Interests in Subsidiaries (Cont'd) 31. 出售／攤薄附屬公司權益(續)

		2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
Satisfied by:	支付方式：		
Cash	現金	**232,424**	75,508
Interest in a subsidiary	於附屬公司之權益	**—**	43,199
Other receivables	其他應收款項	**—**	26,161
		232,424	144,868
Analysis of the net outflow of cash and cash equivalents in connection with the disposal/dilution of subsidiaries:	有關出售／攤薄附屬公司之現金及現金等額外流淨額：		
Cash consideration received	以收取之現金代價	**232,424**	75,508
Bank balances and cash disposed of	出售之銀行結餘及現金	**(296,719)**	(113,992)
Net outflow of cash and cash equivalents	現金及現金等額外流淨額	**(64,295)**	(38,484)

The subsidiaries disposed of during the year contributed HK$2,653,540,000 (2002: HK$298,640,000) to the Group's turnover, and HK$90,362,000 (2002: loss of HK$42,597,000) to the Group's profit from operations.

年內出售之附屬公司佔本集團營業額2,653,540,000港元（二零零二年：298,640,000港元），另佔本集團經營溢利90,362,000港元(二零零二年：虧損42,597,000港元）。

32. Purchase of Subsidiaries 32. 購入附屬公司

		2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
Net assets acquired:	已購入資產淨值：		
Property, plant and equipment	物業、廠房及設備	—	219
Properties held for sale	待售物業	—	51,893
Inventories	存貨	—	356
Trade debtors	應收貿易賬款	—	14,219
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項	—	12,725
Bank balances and cash	銀行結餘及現金	—	422
Creditors, other payables and accrued charges	應付賬款、其他應付款項及應計費用	**(12)**	(25,905)
Income and other tax payable	收入及其他應付税款	—	(193)
Minority interests	少數股東權益	**410**	(1,529)
		398	52,207
Less: Interest acquired in prior year recognised as interest in associates	減：上年收購確認為聯營公司權益之權益	—	(8,075)
Goodwill arising on acquisition	收購生產生之商譽	**387**	—
		785	44,132
Satisfied by:	支付方式：		
Cash	現金	**785**	933
Interest in a subsidiary	於附屬公司之權益	—	43,199
		785	44,132

Analysis of the net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries:

有關購入附屬公司之現金及現金等額之現金流出淨額之分析：

		2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
Cash consideration paid	已付現金代價	**(785)**	(933)
Bank balances and cash acquired	已購入之銀行結餘及現金	—	422
Net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries	有關購入附屬公司之現金及現金等額之現金流出淨額	**(785)**	(511)

The subsidiaries acquired during the year ended 31st December, 2003 did not make significant contribution to the Group's turnover and the Group's profit from operations.

截至二零零三年十二月三十一日上年度內，於年內收購之附屬公司並無為本集團帶來重大營業額及經營溢利貢獻。

The subsidiaries acquired during the year ended 31st December, 2002 contributed HK$107,020,000 to the Group's turnover, and HK$2,645,000 to the Group's loss from operations.

截至二零零二年十二月三十一日止年度內收購之附屬公司佔本集團營業額107,020,000港元，另佔本集團經營虧損2,645,000港元。

33. Major Non-Cash Transactions

During the year ended 31st December, 2003, the major non-cash transactions are as follows:

(a) Increase in interests in associates of approximately HK$74,989,000 arose from the disposed of 25% interest in a 51% owned subsidiary and arose from disposal of 50% interest in a wholly-owned subsidiary.

(b) Increase in other receivables, deposits and prepayment of approximately HK$11,032,000 were as a result of reclassification from payment for acquisition of land development right upon the termination of the project stated in note 14.

(c) Finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases of approximately HK$168,000.

During the year ended 31st December, 2002, the major non-cash transactions were as follows:

(a) The Group's interest in China Velocity was diluted from approximately 65.56% to approximately 32.20%. Accordingly, increase in interest in an associate of approximately HK$307,518,000 arose from the dilution of interest in China Velocity held by the Group.

(b) The Group's interest in Leadership Publishing Group Limited was diluted from approximately 27.97% to approximately 19.69% following the rights issue carried out by Leadership Publishing Group Limited and dilution of the Group's interest in China Velocity. Accordingly, interest in an associate of approximately HK$38,543,000 was decreased as a result of dilution of interest in Leadership Publishing Group Limited.

(c) Finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases of approximately HK$2,727,000.

33. 主要非現金交易

於截至二零零三年十二月三十一日止年度內，主要非現金交易如下：

(a) 因出售一家擁有51%之附屬公司及出售一家全資附屬公司50%權益而使於聯營公司權益增加約74,989,000港元。

(b) 因終止附註14所述項目並將收購土地發展權所付款項重新分類而使其他應收帳款、按金及預付款項增加約11,032,000港元。

(c) 有關物業、廠房及設備之融資租約安排於訂立租約時之資本值約168,000港元。

截至二零零二年十二月三十一日止年度，主要非現金交易如下：

(a) 本集團於中國高速之權益由約65.56%攤薄至約32.20%。因此，本集團所持中國高速之權益攤薄而使於聯營公司之權益增加約307,518,000港元。

(b) 本集團於現代旌旗出版集團有限公司之權益隨現代旌旗出版集團有限公司進行配售新股及本集團於中國高速之權益攤薄後，由約27.97%攤薄至約19.69%。因此，因為現代旌旗出版集團有限公司權益攤薄後，於聯營公司之權益因此減少約38,543,000港元。

(c) 有關物業、廠房及設備之融資租約安排於租約開始時之資本值達約2,727,000港元。

33. Major Non-Cash Transactions *(Cont'd)*

(d) Increase in other receivable, deposits and repayment of approximately HK$10,000,000 as a result of the disposal of investment properties.

(e) Repayment of loan receivables of HK$286,767,000 was satisfied by the same amount of loan payables under a deed of novation dated 30th September, 2002 entered into by the Group and relevant parties.

(f) Repayment of loan receivables of HK$22,928,000 was satisfied by the same amount of loan payables under four deed of assignments dated 31st December, 2002 entered into by the Group and the relevant parties.

(g) The Group acquired a further 65% interest in Wintime Properties Developments Limited and the shareholders' loan to Wintime Properties Developments Limited for a total consideration of HK$43.2 million which is satisfied by the disposal of the entire interests in another subsidiary.

33. 主要非現金交易 *(續)*

(d) 其他應收款項、按金及還款因出售投資物業而增加約10,000,000港元。

(e) 償還應收貸款286,767,000港元以本集團與有關人士於二零零二年九月三十日之轉置契據而以同一筆應付貸款償付。

(f) 償還應收貸款22,928,000港元以本集團與有關人士於二零零二年十二月三十一日訂立之四份轉讓契據以同一筆應付貸款償付。

(g) 本集團進一步收購Wintime Properties Developments Limited之65%權益及Wintime Properties Developments Limited股東貸款，總代價為43,200,000港元，並以出售另一家附屬公司之全部權益支付。

34. Commitments 34. 承擔

At the balance sheet date, the Group had the following capital commitments:

於結算日，本集團之資本承擔如下：

		The Group 本集團		The Company 本公司	
		2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
Contracted for but not provided in the financial statements in respect of:	已訂約惟未在財務報表中就下列事項作出撥備：				
— Land development rights	— 土地發展權	—	209,540	—	209,540
— Property, plant and equipment	— 物業、廠房及設備	—	137,061	—	—
— Construction in progress	— 在建工程	—	15,531	—	—
		—	362,132	—	209,540

35. Operating Lease Commitments

35. 經營租約承擔

The Group has made approximately HK$26,344,000 (2002: HK$36,974,000) minimum lease payments under operating leases during the year in respect of office premises.

本集團於年內根據有關辦公室物業之經營租約須支付之最低租約付款約為26,344,000港元(二零零二年：36,974,000港元)。

The Group as lessee

本集團作為承租人

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

於結算日，本集團及本公司根據有關土地及樓宇之不可撤銷經營租約而負有未來最低租約付款之承擔，以及有關承擔之到期日如下：

		The Group 本集團		The Company 本公司	
		2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
Within one year	一年內	**16,216**	24,899	**577**	577
In the second to fifth year inclusive	第二至第五年(包括首尾兩年)	**16,930**	37,094	**—**	577
Over five years	逾五年	**—**	155	**—**	—
		33,146	62,148	**577**	1,154

Leases are negotiated for an average term of two to three years and rentals are fixed for an average of two to three years.

租約平均以二至三年為期進行磋商，租金平均以二至三年為期予以釐定。

The Group as lessor

本集團作為出租人

Property rental income earned during the year was HK$Nil (2002: HK$13,383,000).

於本年度賺取之物業租金收入為零港元(二零零二年：13,383,000港元)。

At the balance sheet date, the Group had no contracted tenants.

於結算日，本集團並無與租戶訂立合同。

36. Contingent Liabilities 36. 或然負債

		The Group 本集團		The Company 本公司	
		2003 二零零三年	2002 二零零二年	**2003 二零零三年**	2002 二零零二年
		HK$'000 港幣千元	*HK$'000 港幣千元*	***HK$'000 港幣千元***	*HK$'000 港幣千元*
(a) Corporate guarantee given by the Company for banking facilities granted to subsidiaries	本公司就授予附屬公司之銀行融資提供之公司擔保	**—**	—	**26,243**	93,145
Other guarantees issued to:	向其他單位作出之擔保：				
Associates	聯營公司	**32,300**	169,635	**32,300**	—
Outsiders	外界人士	**780**	780	**780**	780
		33,080	170,415	**59,323**	93,925

(b) The Company has granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of the Company, and MTR for the leased properties.

(b) 本公司就本公司全資附屬公司Tung Fong Hung Medicine (Retail) Limited與地鐵有限公司(「地鐵」)就租賃物業而簽訂之租賃協議項下之未付租金及未清償責任向地鐵提供擔保。

37. Pledge of Assets 37. 資產抵押

(a) At 31st December, 2003, interests in an associates with net assets value attributable to the Group of approximately HK$83,622,000 were pledged to secure credit facilities granted to the associates of the Group.

As at 31st December, 2002, certain property, plant and equipment with carrying value of HK$219,532,000, bank deposits of HK$24,839,000, and all assets of a subsidiary of the Company with a consolidated net assets value of HK$45,746,000 were also pledged to secure credit facilities granted to the Group.

(a) 於二零零三年十二月三十一日，本集團應佔資產率約83,622,000港元之聯營公司權益已作抵押，作為本集團聯營公司所獲之備用信貸額之擔保。

於二零零二年十二月三十一日賬面值為219,532,000港元之若干物業、廠房及設備。24,839,000港元之銀行存款；及本公司一間附屬公司之全部資產，綜合資產淨值為45,746,000港元已作抵押，作為本集團所獲保證金備用信貸額之擔保。

(b) At 31st December, 2003, investment in securities with a carrying value of HK$140,438,000 (2002: HK$249,990,000) were pledged to secure margin account credit facilities and banking facilities granted to the Group.

(b) 於二零零三年十二月三十一日，賬面值為140,438,000港元(二零零二年：249,990,000港元)之證券投資已作抵押，作為本集團所獲之備用信貸額及銀行信貸額之擔保。

37. Pledge of Assets *(Cont'd)*

The margin loan facility amounting to HK$7,131,000 included in bank and other borrowing (2002: HK$13,323,000) were utilised by the Group.

37. 資產抵押 *(續)*

本集團已動用7,131,000港元(二零零二年：13,323,000港元)之保證金備用貸款。

38. Related Party Transactions

During the year, the Group entered into the following significant transactions with related parties:

38. 關連人士交易

年內，本集團與下列關連公司訂立以下交易：

Name of company 公司名稱	Nature of transactions 交易性質	Notes 附註	2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
Sing Pao Newspaper Management Limited 成報報刊管理有限公司	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(a)	**—**	1,519
Sing Pao Newspaper Company Limited 成報報刊有限公司	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(a)	**363**	—
Lucklong	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(b)	**5,984**	6,120
Danwei	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(b)	**6,683**	6,834
Mass Success International Ltd.	Rental expenses paid and payable by the Group 本集團已付及應付之租金支出	(g)	**618**	835
	Building management fee paid and payable by the Group 本集團已付及應付之樓宇管理費		**—**	209
Hanny Magnetics Limited 錦興磁訊有限公司	Management fee paid and payable by the Group 本集團已付及應付之管理費	(c)	**—**	290
	Loan interest expense paid and payable by the Group 本集團已付及應付之貸款利息支出		**2,606**	2,143
	Rent expenses paid and payable by the Group 本集團已付及應付之租金支出		**17**	—
	Sale of goods made by the Group 本集團銷售貨品		**63**	—

38. Related Party Transactions *(Cont'd)* 38. 關連人士交易 *(續)*

Name of company 公司名稱	Nature of transactions 交易性質	*Notes* *附註*	**2003** **二零零三年** ***HK$'000*** ***港幣千元***	2002 二零零二年 *HK$'000* *港幣千元*
ITC Management Limited 保華德祥管理有限公司	Loan interest paid and payable by the Group 本集團已付及應付之貸款利息	*(d)*	**1,193**	1,735
Paul Y. (E & M) Company Limited 保華機電有限公司	Repair and maintenance fee paid and payable by the Group 本集團已付及應付之維修保養費	*(c)*	**58**	369
	Purchase of property, plant and equipment by the Group 本集團購置之物業、廠房及設備		**—**	14
	Project management fee paid and payable by the Group 本集團已付之項目管理費		**872**	109
	Consultancy fee paid by the Group 本集團已付之顧問費		**—**	327
	Secondment fee paid and payable by the Group 本集團已付及應付之暫調費		**—**	500
	Mechanical and electrical service fee paid and payable by the Group 本集團已付及應付之機電服務費		**7**	800
Paul Y. — ITC Construction Limited 保華德祥建築有限公司	Interest paid and payable by the Group 本集團已付及應付之利息	*(c)*	**—**	410
	Project management fee paid and payable by the Group 本集團已付之項目管理費		**—**	550
Cycle Company Limited and Gunnell Properties Limited 旋高有限公司及 Gunnell Properties Limited	Rental expenses paid and payable by the Group 本集團已付及應付之租金支出	*(c)*	**554**	2,129
Paul Y. Project Management International Limited	Project management fee paid and payable by the Group 本集團已付及應付之項目管理費	*(c)*	**434**	1,887

38. Related Party Transactions (Cont'd)　38. 關連人士交易（續）

Name of company 公司名稱	Nature of transactions 交易性質	Notes 附註	2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
Paul Y. — ITC Management Limited 保華德祥管理有限公司	Sale of goods made by the Group 本集團銷售貨品	(c)	**687**	—
Paul Y. — ITC Interior Contractors Limited 保華德祥裝飾有限公司	Leasehold improvement paid and payable by the Group 本集團已付及應付之租賃物業裝修費	(c)	**—**	400
	Project management fee paid and payable by the Group 本集團已付及應付之項目管理費	(c)	**15**	39
Paul Y. — ITC (E & M) Contractors Limited 保華德祥機電工程有限公司	Management fee paid and payable by the Group 本集團已付及應付之管理費	(c)	**—**	154
Nation Cheer Investment Limited 志恒投資有限公司	Interest expense paid and payable by the Group 本集團已付及應付之利息開支	(c)	**10,270**	702
Paul Y. — ITC Plant Hire Limited 保華德祥機械租賃有限公司	Hiring of plant and machinery 租購廠房及機器	(c)	**—**	59
Millennium Target Holdings Limited	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(e)	**31**	130
Wing On 永安	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息	(f)	**2,198**	761
China Velocity 中國高速	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(f)	**3,249**	280
Rosedale Hotel International Limited	Management fee paid and payable by the Group 本集團已付及應付之管理費	(c)	**—**	730

38. Related Party Transactions (Cont'd) 38. 關連人士交易(續)

Name of company 公司名稱	Nature of transactions 交易性質	Notes 附註	2003 二零零三年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元
Hong Kong Wing On Travel Service Limited 香港永安旅遊有限公司	Air ticketing and travel service expenses paid and payable by the Group 本集團已付及應付之所有機票及差旅服務	(e)	**73**	248
	Sale of goods made by the Group 本集團銷售貨品		**209**	—
Chief Atlantic Profits Limited	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(e)	**306**	—
Dong Fang Gas 東方燃氣	Management fee received and receivable by the Group 本集團已收及應收之管理收入	(f)	**150**	—
Apex	Loan interest income received and receivable by the Group 本集團已收及應收之貸款利息收入	(f)	**248**	—
Micro Tech Ltd.	Rental expense of motor vehicles paid and payable by the Group 本集團已付及應付汽車租金開支	(c)	**216**	—
Rosedale Park Limited	Sale of goods made by the Group 本集團銷售貨品	(e)	**11**	—
	Hotel expense paid and payable by the Group 本集團已付及應付之酒店開支		**14**	—

Notes:

(a) Sing Pao Newspaper Company Limited and Sing Pao Newspaper Management Limited are wholly-owned subsidiaries of an investee of the Group.

(b) Danwei and Lucklong are companies of which a director of the Company's substantial shareholder, is also a director of Danwei and Lucklong.

附註:

(a) 成報報刊有限公司與成報報刊管理有限公司為本集團之一間投資公司之全資附屬公司。

(b) Danwei及Lucklong之董事為本公司之主要股東之董事。

38. Related Party Transactions (Cont'd)

Notes: (Cont'd)

(c) Hanny Magnetics Limited, Paul Y. (E & M) Company Limited, Paul Y. — ITC Construction Limited, Paul Y. Project Management International Limited, Paul Y. — ITC Management Limited, Paul Y — ITC Interior Contractors Limited, Paul Y.— ITC (E & M) Contractors Limited, Nation Cheer Investment Limited, Paul Y. — ITC Plant Hire Limited, Cycle Company Limited and Gunnell Properties and Micro Tech Ltd. and Rosedale Hotel International Limited are wholly-owned subsidiaries of a substantial shareholder of the Company.

(d) ITC Management Limited is the shareholder of a Company's substantial shareholder.

(e) Millennium Target Holdings Limited, Hong Kong Wing On Travel Service Limited, Chief Atlantic Profits Limited and Rosedale Park Limited are wholly-owned subsidiaries of associates of the Group.

(f) Wing On, China Velocity, Dong Fang Gas, Apex are associates of the Group.

(g) Mass Success International Ltd. is an associate of a substantial shareholder of the Company.

Details of balances with related parties as at the balance sheet date are set out in the consolidated balance sheet and in notes 17, 18 and 25.

In the opinion of the directors, the above transactions were undertaken in the ordinary course of business transactions and the terms were mutually agreed between the Group and the related parties.

38. 關連人士交易(續)

附註：(續)

(c) 錦興磁訊有限公司、保華德祥機電工程有限公司、保華德祥建築有限公司、Paul Y. Project Management International Limited、Paul Y. — ITC Management Limited, Paul Y — ITC Interior Contractors Limited、Paul Y.- ITC(E & M) Contractors Limited、Nation Cheer Investment Limited、Paul Y. - ITC Plant Hire Limited、旋高有限公司及Gunnell Properties Limited與Mirco Tech Ltd.及Rosedale Hotel International Limited 為本公司主要股東之全資附屬公司。

(d) 保華德祥管理有限公司為本公司主要股東之股東。

(e) Millennium Target Holdings Limited、香港永安旅遊有限公司、Chief Atlantic Profits Limited及Rosedale Park Limited為本集團聯營公司之全資附屬公司。

(f) 永安、中國高速、東方燃氣及Apex為本集團之聯營公司。

(g) Mass Sucess International Ltd.為本集團主要股東之聯營公司。

於結算日與關連人士之結餘詳情載於綜合資產負債表及附註17、18及25。

董事認為，上述交易乃在日常業務交易過程中進行，條款由本集團及關連人士互相同意。

39. Retirement Benefit Scheme

The Group operates a Mandatory Provident Fund Scheme ("MPF Scheme") for all qualifying employees in Hong Kong. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. The Group and employees each contribute 5% of the relevant payroll costs to the Scheme.

39. 退休福利計劃

本集團為全體香港合資格僱員設有強制性公積金計劃(「強積金計劃」)。強積金計劃之資產與本集團之資產分開持有，存放於獨立受託人控制之基金。本集團及其僱員各向計劃供款相關薪金成本之5%。

39. Retirement Benefit Scheme *(Cont'd)*

The retirement benefit scheme contributions relating to the MPF Scheme charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the schemes.

The employees in the joint venture subsidiaries in the PRC are members of the state-sponsored pension scheme operated by the government in the PRC. The joint venture companies are required to contribute a certain percentage of their payroll to the pension scheme to fund the benefits. The only obligation of the Group with respect to the pension scheme is to make the required contributions under the scheme. The amount of contributions payable to the pension schemes are charged to the income statement.

At the balance sheet date, there were no significant forfeited contributions which arose upon employees leaving the scheme prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

The total cost charged to income statements of HK$27,196,000 (2002: HK$24,679,000) represents contribution payable to these schemes by the Group in respect of the current year.

39. 退休福利計劃 *(續)*

有關強積金計劃並在收益表扣除之退休福利計劃供款乃本集團按規則指定之比例應向計劃作出之供款。

在中國合資附屬公司之僱員均參加由中國政府管理之國家贊助公積金計劃。合資公司須以僱員工資總額之若干百分比向公積金計劃供款，以支付有關福利。本集團就公積金計劃須承擔之唯一責任為根據該計劃進行供款。應付香港以外司法權區之退休金計劃之供款金額在收益表扣除。

於結算日，並無重大被放棄供款因僱員在未可全數獲得本集團之供款前退出該等計劃而產生或可用以減低本集團於日後應付之供款。

於收益表扣除之總成本為27,196,000港元（二零零二年：24,679,000港元）代表本集團於本年度應付該等計劃支付之供款。

40. Post Balance Sheet Events

The following events occurred subsequent to the balance sheet date:

(i) On 13th January, 2004, Wing On, entered into conditional convertible note agreements (as subsequently amended on 17th March, 2004) with China Enterprises and Hutchison International Limited ("HIL", a wholly-owned subsidiary of Hutchison Whampoa Limited which its shares listed on the Hong Kong Stock Exchange) in relation to the issuance of the convertible notes by Wing On to each of CEL and HIL or their respective nominees for a consideration of HK$155,000,000 and HK$105,000,000 respectively. The convertible notes are unsecured, carry interest at 2% per annum and the interest is payable every six months in arrears. The convertible notes together with accrued interest can be redeemed during 3 years from the date of issuance of the convertible notes. The convertible notes entitled the convertible note holders to convert into the shares in Wing On at initial conversion price of HK$0.02, subject to adjustment, during three years from the date of issuance of the convertible notes.

The transaction has not yet completed at the date of this report

(ii) On 5th March, 2004, Dong Fang Gas and PCCW Limited ("PCCW", a company which its shares listed on the Hong Kong Stock Exchange) jointly announced that Dong Fang Gas conditionally agreed to purchase (i) the entire issued share capital of Ipswich Holdings Limited and its subsidiaries ("Property Group"), being the group of companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies of PCCW Limited and its subsidiaries; and (ii) the loans of approximately HK$3,529 million, in aggregate, interest-bearing loans owing by the relevant members of the Property Group to PCCW (comprising of HK$2,359 million and US$150 million of such loans) and (iii) certain property interests. The consideration for the above transaction amounting to HK$6,557 million will be satisfied by (a) as to HK$2,967 million by the allotment and issue of approximately 1,648 million new shares in Dong Fang Gas to PCCW (or as it may direct) credited as fully paid at an issue price of HK$1.80 per share; and (b) as to the remaining HK$3,590 million by the issue of the convertible note by Dong Fang Gas to PCCW or as it may direct.

40. 結算日後事項

下列事項乃於結算日後發生：

(i) 二零零四年一月十三日，永安與China Enterprises及Hutchison International Limited(「和記」，和記黃埔有限公司(其股份於香港聯交所上市)之全資附屬公司)，內容有關由永安各向CEL及和記或彼等各自之代名人發行可換股票據，代價分別為155,000,000港元及105,000,000港元。可換股票據乃無抵押、按年息2%計息及利息於每六個月期末派付。可換股票據連同應計利息可於發行可換股票據日期起3年內贖回。該等可換股票據授權其持有人於發行可換股票據日期起3年內按初步換股價0.02港元(可予調整)轉換為永安股份。

該項交易於本報告日期仍未完成。

(ii) 二零零四年三月五日，東方燃氣及電訊盈科有限公司(「電訊盈科」，其股份於香港聯交所上市)共同宣佈，東方燃氣有條件同意購買(i)Ipswich Holdings Limited及其附屬公司(「物業集團」，持有北京盈科中心、電訊盈科中心、其他投資物業及相關物業及電訊盈科及其附屬公司旗下之設施管理公司之集團公司)；及(ii)物業集團有關股東欠負電訊盈科之總額約3,529,000,000港元之計息貸款(包括2,359,000,000港元及150,000,000美元之貸款)；及(iii)若干物業權益。上述交易之代價達6,557,000,000港元，而其支付方式為(a)2,967,000,000港元以東方燃氣向電訊盈科(或按其指示)配發及發行約1,648,000,000股入賬列作繳足股本新東方燃氣股份的方式支付，發行價為每股東方燃氣股份1.80港元；及(b)餘額3,590,000,000港元以東方燃氣向電訊盈科(或按其指示)發行可換股票據的方式支付。完成上述計劃後，東方燃氣將成為電訊盈科於香港及中國物業發展業務之旗艦，而東方燃氣亦將不再成為本公司之聯繫人士。

40. Post Balance Sheet Events *(Cont'd)*

Following the completion of the above transaction, the Group's interest in Dong Fang Gas will be diluted from 43.06% to 2.83%. At the date of this report, the above transaction has not yet completed.

(iii) On 19th March, 2004, the Company and Cheung Tai Hong (B.V.I.) Limited ("CTH"), a company incorporated in the British Virgin Islands and is a wholly-owned subsidiary of Cheung Tai Hong Holdings Limited ("CTHH"), a company whose shares are listed on the Hong Kong Stock Exchange, entered into a conditional agreement pursuant to which CTH agreed to acquire from the Group the entire equity interest in Tung Fong Hung Investment Limited for a consideration of HK$42 million. The consideration will be settled as to HK$6.5 million by the issue of the promissory note issued by CTHH and as to HK$35.5 million in cash.

The transaction has not yet completed at the date of this report

(iv) On 30th March, 2004, the Group entered into a conditional agreement to acquire 80% interest of the issued share capital of and the shareholder's loan to Talent Cosmos Limited for the consideration of HK$30 million. Talent Cosmos Limited is an investment holding company and its subsidiaries are principally engaged in the manufacturing of batteries. This transaction has been completed.

(v) On 30th March, 2004, the Group entered into a conditional agreement to acquire the entire interest of Asso Limited for a consideration of approximately RMB219,000,000 (equivalent to approximately HK$205,498,000). Asso Limited is an investment holding company and its subsidiaries are principally engaged in manufacturing and trading of garment and textiles products. At the date of this report, this transaction has not yet completed.

40. 結算日後事項 *(續)*

於上述交易完成後，本集團於東方燃氣之權益將由43.06%攤薄至2.83%。於本報告日期，上述交易仍未完成。

(iii) 二零零四年三月十九日，本公司與Cheung Tai Hong (B.V.I.) Limited(「CTH」，於英屬處女群島註冊成立之公司兼為香港聯交所上市公司祥泰行集團有限公司(「祥泰行」)之全資附屬公司)訂立一項有條件協議，據此，CTH同意向本集團收購東方紅投資有限公司全部股本權益，代價為42,000,000港元。代價中之6,500,000港元將藉由祥泰行發行承付票之方式結付，另35,500,000港元則以現金結付。

於本報告日期，上述交易仍未完成。

(iv) 二零零四年三月三十日，本集團訂立有條件協議以收購Talent Cosmos Limited 80%已發行股本及其股東貸款，代價為30,000,000港元。Talent Cosmos Limited為投資控股公司，其附屬公司主要從事電池製造。此項交易已完成。

(v) 二零零四年三月三十日，本集團訂立之有條件協議以收購香港亞紡企業有限公司全部權益，代價約人民幣219,000,000元(相等於約205,498,000港元)。香港亞紡企業有限公司亦為投資控股公司，其附屬公司主要從事成衣及紡織品產銷。於本報告日期，此項交易仍未完成。

A summary of the consolidated results and of the assets and liabilities of the Group for each of the five years ended 31st December, 2003 is set out below:

本集團截至二零零三年十二月三十一日止五個年度各年之綜合業績以及資產與負債概述如下：

(a) Results

(a) 業績

		Year ended 31st December, 截至十二月三十一日止年度				
		1999 一九九九年	2000 二零零零年	2001 二零零一年	2002 二零零二年	**2003 二零零三年**
		HK$'000 千港元	*HK$'000 千港元*	*HK$'000 千港元*	*HK$'000 千港元* (restated) (重列)	***HK$'000 千港元***
Turnover	營業額	3,750,224	3,158,058	3,234,404	3,601,735	**2,884,493**
Profit (loss) before taxation	除稅前溢利(虧損)	1,093,641	(812,883)	(1,001,147)	(695,566)	**(169,184)**
Taxation	稅項	(5,396)	(6,608)	(5,982)	(12,250)	**(10,935)**
Profit (loss) before minority interests	未計少數股東權益之溢利(虧損)	1,088,245	(819,491)	(1,007,129)	(707,816)	**(180,119)**
Minority interests	少數股東權益	(40,649)	88,809	408,399	233,682	**(9,409)**
Net (loss) profit for the year	年度溢利(虧損)淨額	1,047,596	(730,682)	(598,730)	(474,134)	**(189,528)**
Dividends	股息	—	46,098	—	—	**—**

(b) Assets and liabilities (b) 資產與負債

		At 31st December, 於十二月三十一日				
		1999 一九九九年	2000 二零零零年	2001 二零零一年	2002 二零零二年	**2003 二零零三年**
		HK$'000 千港元	*HK$'000 千港元*	*HK$'000 千港元*	*HK$'000 千港元* (restated) (重列) *(Note)* (附註)	***HK$'000 千港元***
Investment properties	投資物業	51,954	71,818	49,341	—	**—**
Properties, plant and equipment	物業、廠房及設備	1,307,857	2,734,587	2,452,199	746,778	**43,156**
Properties under/held for development	發展中／待發展物業	—	157,401	137,000	—	**—**
Payment for acquisition of land development rights	收購土地發展權所付款項	—	—	2,727	14,687	**—**
Goodwill	商譽	—	—	32,708	30,953	**9,325**
Interests in associates	於聯營公司之權益	197,114	115,752	176,268	681,328	**823,147**
Investments in securities	證券投資	1,033,739	757,197	473,408	410,685	**217,683**
Intangible assets	無形資產	—	107,208	—	—	**—**
Receivables — due after one year	應收賬款 — 一年後到期	33,291	18,995	302,439	22,586	**31,286**
Loans to minority shareholders	借予少數股東之貸款	—	28,074	26,765	—	**—**
Deferred tax assets	遞延稅項資產	—	—	—	13,454	**—**
Net current assets	流動資產淨值	2,379,622	1,256,530	604,755	855,502	**903,557**
		5,003,577	5,247,562	4,257,610	2,775,973	**2,028,154**
Share capital	股本	448,029	460,979	46,098	82,947	**85,660**
Reserves	儲備	2,974,544	2,388,875	2,174,692	1,651,106	**1,447,720**
Shareholders' funds	股東資金	3,422,573	2,849,854	2,220,790	1,734,053	**1,533,380**
Minority interests	少數股東權益	1,356,532	1,699,376	1,323,582	728,942	**250,160**
Deposits received	已收按金	—	76,638	76,638	—	**—**
Long-term liabilities	長期負債	114,736	595,213	593,121	312,978	**244,614**
Deferred revenue	遞延收入	109,736	—	—	—	**—**
Loans from minority shareholders	來自少數股東之貸款	—	26,481	43,479	—	**—**
		5,003,577	5,247,562	4,257,610	2,775,973	**2,028,154**

Note: The amounts were restated as a result of the adoption of Statement of Standard Accounting Practice 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants ("SSAP 12"). However, the financial impact in respect of the adoption of SSAP 12 has not been accounted for in this summary for the three years ended 31st December, 2001.

附註： 以上金額因採納香港會計師公會頒布之會計實務準則第12號（經修訂）「所得稅」（「會計實務準則第12號」）而重列。然而，此截至二零零一年十二月三十一日止三年之摘要並無計及採納會計實務準則第12號之財務影響。

中策集團有限公司
China Strategic Holdings Limited